As filed with the Securities and Exchange Commission on April 8, 2004

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CLARIA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	7319	94-3303021
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. employer identification no.)

555 Broadway Street

Redwood City, CA 94063

(650) 980-1500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Jeffrey McFadden

Chief Executive Officer

555 Broadway Street

Redwood City, CA 94063

(650) 980-1500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark C. Stevens, Esq. Jeffrey R. Vetter, Esq. Fenwick & West LLP 801 California Street Mountain View, CA 94041 (650) 988-8500	John D. Wilson, Esq. Shearman & Sterling LLP 555 California Street San Francisco, CA 94104 (415) 616-1100

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ __________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐ __________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee

Common Stock, $0.0001 par value per share	$150,000,000	$19,005

(1)	Estimated pursuant to Rule 457(o) solely for the purpose of calculating the amount of the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 8, 2004

             Shares

Common Stock

This is the initial public offering of Claria Corporation. We are offering          shares of our common stock. Selling stockholders are offering an additional          shares of our common stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We anticipate that the initial public offering price will be between $         and $         per share. We have applied to list our common stock on the Nasdaq National Market under the symbol “CLRA.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Claria Corporation	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The selling stockholders have granted the underwriters the right to purchase up to                      additional shares of common stock to cover over-allotments.

Deutsche Bank Securities

Piper Jaffray

SG Cowen

Thomas Weisel Partners LLC

The date of this prospectus is                     , 2004.

You should rely only on the information contained in this document. We have not authorized anyone to provide information that is different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Dealer Prospectus Delivery Obligation

Until                     , 2004 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, including “Risk Factors” and the consolidated financial statements and the related notes. References in this prospectus to “Claria,” “we,” “our” and “us” refer to Claria Corporation and our consolidated subsidiaries.

Our Business

We pioneered, developed and operate a leading online behavioral marketing platform that enables us to deliver, manage and analyze highly targeted online advertising campaigns. We target our advertisements to specific segments of our large, permission-based audience of users based on a broad range of anonymously identified behaviors exhibited across the Internet. These behaviors include a number of commercial behaviors and lifestyle indicators that suggest commercial interests and purchase intent and are therefore valuable to advertisers. Since the launch of our services in 2000, we have grown rapidly by attracting a large number of advertisers and users. Our audience currently consists of more than 43 million users worldwide, and our direct and indirect customers in 2003 included approximately 425 advertisers, including many leading online advertisers such as Cendant Corporation, FTD.com, Inc., Netflix, Inc. and Orbitz, Inc.

We display ads through our proprietary online advertising network, the GAIN Network. The GAIN Network offers advertisers anonymous consumer targeting, ad delivery, optimized delivery timing, campaign management, research and analytics. The GAIN Network also features SearchScout, an online service that displays paid search listings from Yahoo!’s Overture Services division.

We attract our audience by integrating our GAIN AdServer software with consumer software products that are offered free of charge to Internet users in exchange for permission to display our advertisements. Our GAIN Publishing unit publishes some of these software products, such as DashBar, Date Manager, Gator eWallet, Precision Time, WeatherScope and WebSecureAlert. We also enter into strategic relationships to include our AdServer software with free software products offered by third-party publishers, including DivXNetworks, Inc., iMesh and Sharman Networks Ltd., which publishes the KaZaA Media Desktop.

We market our services to advertisers primarily through our sales organization. We presently have sales operations located at our headquarters in Redwood City, California and in Austin, Chicago, Detroit, Los Angeles, London, New York and Tokyo. For the year ended December 31, 2003, we generated revenue of approximately $90.5 million, substantially all of which came from online advertising.

Our Industry

Marketing is one of the largest industries in the United States and globally, consisting of mass-media advertising channels, such as television, radio and print, as well as direct marketing channels, such as direct mail, telemarketing and catalogs. Despite the size and growth of the advertising and direct marketing industries, campaign effectiveness has been constrained by a number of factors. These factors include a limited ability to identify and isolate targeted consumers, optimize delivery timing and measure the effectiveness of ad spending.

The Internet has emerged as a powerful mass medium and is beginning to have a profound impact on the marketing industry. Following two years of decline, online advertising represented an estimated $7.2 billion market in the United States in 2003 according to the Interactive Advertising Bureau, an industry trade group, in its Interactive Advertising Revenue Report. Forrester Research, a market research firm, projects that the online advertising market will grow at a 17.5% compound annual growth rate over the next five years to reach $15.6 billion during 2008. Key drivers of growth in the online advertising market include an increased share of the overall advertising market, increased Internet and broadband use and the proliferation of more targeted and effective online advertising, such as paid search and behavioral marketing.

The Internet differs from traditional advertising and direct marketing channels in two fundamental ways that could help enable highly-targeted online marketing on a large scale. First, the Internet is a two-way interactive medium, which offers the potential to help identify and target the commercial interests of an individual user. Second, the Internet is a mass medium for both viewing content and transacting commerce, which helps enable the delivery of marketing messages when consumers are actively shopping for a product or service. Much online advertising, however, still suffers from similar limitations as traditional mass media advertising and fails to take full advantage of the opportunities offered by the Internet for more targeted and effective advertising.

Our Solution

Our platform is designed to address the limitations of both traditional and many forms of online marketing by enabling advertisers to deliver highly-targeted and effective online advertising campaigns to our audience and to analyze and optimize the effectiveness of these campaigns. Key advantages of our platform and solution include:

•	Ability to anonymously identify, gather and analyze a broad range of online behaviors across the Internet. Through our proprietary GAIN AdServer software, which is installed on users’ personal computers, we can anonymously identify a broad range of online consumer behaviors exhibited by our users across the Internet. Unlike server-based targeting approaches, our client-based approach is not limited to identifying only behaviors exhibited while viewing web pages displayed by a particular online media property or network. Further, we can identify a broad range of behaviors that suggest commercial interests and purchase intent and are therefore valuable to advertisers, including various commercial behaviors, such as researching sport utility vehicles, and lifestyle indicators, such as planning a wedding.

•	Superior targeting capabilities. Anonymously identified behavioral data is gathered in a central database, analyzed by our proprietary software tools for key trends and indicators and used for ad-targeting purposes. As a result, we can target consumers that exhibit specific online behaviors and lifestyle indicators.

•	Enhanced delivery timing. We can display advertisements at various points throughout a consumer’s purchase cycle, from initial research to time of purchase. This feature allows advertisers to enhance the timing of their message for purposes of influencing purchase decisions.

•	Ability to measure, analyze and enhance campaign effectiveness. We can anonymously identify how our users respond to advertisements, including click-through and purchase conversion rate data, to measure, analyze and improve campaign effectiveness.

•	Network scale. With a current worldwide audience of over 43 million users, we enable advertisers to target even narrowly defined market segments, such as prospective new purchasers of sport utility vehicles, in significant numbers.

•	Robust, proprietary technology. The key components of our online behavioral marketing platform are based on proprietary, internally-developed software.

•	Consumer privacy. To protect our users’ privacy, we do not identify or collect any personally identifiable information, and all of the behaviors that we identify, collect and analyze are anonymous. We are sensitive to the privacy concerns expressed by consumers, government and consumer advocacy groups and believe we have established best practices designed to respect consumer privacy.

Our Strategy

Our goal is to leverage our online behavioral marketing platform to become one of the leading marketing service providers in the world. Key elements of our strategy include:

•	increasing the number of behaviorally-targeted advertisements that we deliver by expanding our audience and increasing the range of online behaviors that we can anonymously identify;

•	increasing our number of advertisers and revenue per advertiser;

•	extending applications of our platform;

•	expanding internationally; and

•	continuing to increase awareness of behavioral marketing and our best practices and advocate the adoption of industry standards.

Risk Factors

Our business is subject to numerous uncertainties and risks, as described more fully under “Risk Factors” beginning on page 6. In particular, we are involved in litigation with multiple parties alleging that our display of advertisements violates trademark, copyright, unfair competition, unfair trade practice and other laws and could become subject to additional litigation in the future. The outcome of this litigation is uncertain. If it is determined adversely to us, we could be enjoined from displaying advertisements to our users or from engaging in other business practices fundamental to our business. In addition, a recently enacted statute in Utah will, upon coming into effect on May 3, 2004, prohibit us from providing our products and services in that state. Various other regulatory and legislative initiatives, litigation involving third parties and technological developments relating to online marketing could materially and adversely affect our ability to conduct our business and materially impair the value of our common stock. In addition, we are subject to other risks described under “Risk Factors,” and you should read and consider these risk factors carefully.

Our History and Contact Information

We were incorporated in Delaware in July 1998. The address of our principal executive office is 555 Broadway Street, Redwood City, CA 94063 and our telephone number is (650) 980-1500. Our website address is www.claria.com. The information that can be accessed through viewing our website is not part of this prospectus. Our trademarks include Claria™, the Claria logo, DashBar™, the DashBar logo, Date Manager™, EntryPass™, GAIN®, the GAIN logo, Gator®, Gator eyes logo, Gator eWallet™, Precision Time®, SearchScout™, WeatherScope® and WebSecureAlert™. All other trademarks or service marks appearing in this prospectus are trademarks or service marks of the respective companies that use them.

The Offering

Common stock offered	shares by us
shares by the selling stockholders

Total offering	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We anticipate that we will use the net proceeds of this offering for general corporate purposes, including working capital, and potential acquisitions. We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	CLRA

Risk factors	See “Risk Factors” beginning on page 6 for a discussion of factors that you should consider carefully before deciding to purchase our common stock.

In the table above, the number of shares to be outstanding after this offering is based on 33,294,571 shares outstanding as of December 31, 2003 and does not reflect:

•	4,344,722 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.62 per share, as of December 31, 2003;

•	1,941,579 additional shares reserved for issuance under our 1999 Stock Plan, as of December 31, 2003;

•	additional shares reserved for issuance under our 2004 Equity Incentive Plan and 2004 Employee Stock Purchase Plan, to be effective upon the consummation of this offering; and

•	764,766 shares issuable upon the exercise of outstanding warrants and purchase rights at a weighted average exercise price of $2.41 per share, as of December 31, 2003, which do not expire upon the consummation of this offering.

Except as otherwise indicated, information in this prospectus is based on the following assumptions:

•	the conversion of all outstanding shares of convertible preferred stock into an aggregate of 18,631,518 million shares of common stock, which will automatically occur upon the consummation of this offering;

•	the exercise of warrants to purchase 183,631 shares of common stock at an exercise price of $1.55 per share which will occur prior to the consummation of this offering;

•	the effectiveness of our amended and restated certificate of incorporation after the consummation of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data

(in thousands, except per share data)

The following tables provide summary consolidated financial data for the periods presented. This summary consolidated financial data should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. The pro forma balance sheet data gives effect upon the closing of this offering to the automatic conversion of all outstanding shares of convertible preferred stock into common stock as if it had occurred on December 31, 2003. The pro forma as adjusted balance sheet data gives further effect to the (1) application of the net proceeds from our sale of          shares of common stock in this offering at an assumed initial public offering price of $         per share, after deducting the estimated underwriting discounts and commission and estimated offering expenses, and (2) the exercise of warrants to purchase 183,631 shares of common stock at an exercise price of $1.55 per share, as if both had occurred on December 31, 2003. See “Use of Proceeds” and “Capitalization.”

	Years Ended December 31,
	1999	2000	2001	2002	2003
Consolidated Statement of Operations Data:
Revenue	$—	$3,801	$14,678	$40,587	$90,480
Stock-based expense	8	121	16	2	3,969
Total operating expenses	7,370	31,955	30,970	39,181	63,962
Income (loss) from operations	(7,370)	(28,154)	(16,292)	1,406	26,518
Benefit from (provision for) income taxes	—	(2)	—	(14)	8,572
Net income (loss)	(7,663)	(27,328)	(17,254)	91	34,856
Net income (loss) per share:
Basic	(0.91)	(2.66)	(1.73)	0.00	1.41
Diluted	(0.91)	(2.66)	(1.73)	0.00	0.98
Weighted average common shares outstanding:
Basic	8,393	10,261	9,963	24,189	24,696
Diluted	8,393	10,261	9,963	30,069	35,433
Pro forma net income per share (unaudited):
Basic					1.41
Diluted					0.98
Pro forma weighted average common shares outstanding (unaudited):
Basic					24,696
Diluted					35,433

See Note 2 of the notes to our consolidated financial statements for a description of the method that we used to compute the net income (loss) per share amounts.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
Consolidated Balance Sheet Data:
Cash and cash equivalents	$14,945	$14,945	$
Short-term investments	10,924	10,924
Working capital	41,506	41,506
Total assets	71,675	71,675
Long-term liabilities	4,612	4,612		4,612
Convertible preferred stock, preferred stock warrants and purchase rights	63,196	—		—
Total stockholders’ equity (deficit)	(12,977)	50,129

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us. If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you may lose some or all of your investment.

Risks Related To Our Business

Our business model is unproven, which makes it difficult to evaluate our current business and future prospects.

Our business is substantially dependent upon our ability to generate revenue by displaying online advertisements to users who have installed on their personal computers software products that include our GAIN AdServer software. This is a relatively new industry and we began offering our services in 2000, which makes an evaluation of our current business and future prospects difficult. The revenue and income potential of our business and the online behavioral marketing market are unproven. In addition, because the market for online behavioral marketing is new and rapidly evolving, we have limited insight into trends that affect our business. You must consider our business and prospects in light of the risks and difficulties we may encounter as an early-stage company in a new and rapidly evolving market.

We have incurred losses in the past and may not be able to maintain profitability in the future.

We experienced operating losses in each quarterly and annual period from our inception through the second quarter of 2002. We may not be able to maintain our profitability in the future. In addition, as of December 31, 2003, we had an accumulated deficit of $17.5 million. We expect that our operating expenses will continue to increase. We cannot assure you that we will be able to generate sufficient revenue to maintain our profitability. You should not consider our recent quarterly performance or our performance for 2003 as necessarily being indicative of our future results. In particular, we cannot assure you that the growth rates for some of our operating results will remain at recent levels.

Our quarterly revenue and operating results are volatile and difficult to predict, and if we fail to meet the expectations of investors, the market price of our common stock would likely decline significantly.

Our revenue and operating results are likely to fluctuate significantly from quarter to quarter, due to a number of factors. These factors include:

•	our ability to maintain the size of our user base and to generate large numbers of installations of software products that include our GAIN AdServer software by new users;

•	our ability to form strategic relationships with third parties for the distribution of our GAIN AdServer software, and the level of costs that these arrangements entail;

•	our ability to buy online advertising to promote software products that include our GAIN AdServer software, as well as the cost and effectiveness of such advertising;

•	costs or potential limitations on our business activities resulting from litigation and regulatory developments in our industry, which could be significant;

•	our ability to obtain additional advertising customers or to derive additional revenue from our existing advertising customers;

•	downward pricing pressures on online advertising rates;

•	seasonal fluctuations in spending by our advertising customers;

•	costs associated with any future acquisitions;

•	our ability to respond to technological developments in our industry; and

•	fluctuations in economic and market conditions, particularly those affecting the market for online advertising or the industries of our advertising customers, such as travel, retail and financial services.

Many of these factors are largely outside of our control, and there are many facets of all of these factors over which we have limited control. As a result of the factors above and the evolving nature of our business and industry, we may be unable to forecast our revenue accurately. We plan our expenses based on operating plans and estimates of future revenue. We may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfalls. Additionally, a failure to meet our revenue or expense projections would have an immediate and negative impact on our operating results. If this were to happen, the market price of our common stock would likely decline significantly.

We are subject to litigation that is unpredictable in outcome and, if determined adversely to us, could substantially harm our business and the value of your investment.

We are currently involved in litigation with The Hertz Corporation, L.L. Bean, Inc., Six Continent Hotels Inc. and Inter-Continental Hotels Corporation, TigerDirect, Inc., True Communication, Inc., Wells Fargo & Company, WFC Holdings Corporation and Quicken Loans Inc. These lawsuits have been consolidated into one proceeding for pre-trial purposes. The primary claims in these lawsuits allege that the display of our advertisements violates various federal laws related to trademarks, copyrights, unfair competition and unfair trade practices, as well as similar state laws. This litigation involves claims seeking the application and interpretation of well-developed bodies of law, as well as evolving and unsettled legal principles, in new factual circumstances. It is difficult to determine how these existing laws and legal principles will apply to our business, and it is difficult for us to predict the outcome of this litigation.

Other cases involving similar claims have also been filed against WhenU.com, one of our direct competitors in the online behavioral marketing industry, and against us by other parties in the past. In a proceeding based on similar claims, a federal district court granted a preliminary injunction, currently under appeal, against WhenU.com. Further, in a previously settled case, a preliminary injunction was granted against us. Although there have been some favorable rulings in other cases against WhenU.com involving similar claims, these are not binding on the federal courts in which the pending litigation against us is being heard. If our current pending litigation or any future litigation were determined adversely to us, we could be enjoined from displaying advertisements to our users or from engaging in other business practices that may be fundamental to our business. We could also be forced to pay substantial monetary damages. Any negative outcome against us or our competitors could substantially harm our business and the value of your investment could be significantly reduced.

Even if there is an outcome that is favorable to us in the pending litigation, the existing plaintiffs or new parties could commence additional litigation against us, under similar or different theories, and in jurisdictions that would not necessarily be bound by any ruling in our current litigation. If we become subject to additional lawsuits, whether based on similar claims or new claims, this could require that we spend significant resources on our legal defense, divert the attention of senior management from the operation of our business, or require that we change our present and planned services, any of which could substantially harm our business.

We are subject to the laws and courts of foreign countries in which our ads are viewed. As a result, we face the prospect of defending lawsuits outside the United States. For example, an interim injunction has been granted by a court in Germany preventing us from delivering ads to users while they are viewing the www.hertz.de website.

Changes in legislation, regulation and standards relating to online marketing, particularly online behavioral marketing, and online distribution of software, could harm our business.

There is increasing awareness and concern among the general public and federal and state governments regarding marketing and privacy concerns, including those relating to online marketing and online distribution of software. Legislation has been introduced, and in one case enacted, that may limit our ability to distribute or operate some or all of our products and services. In particular, legislation or regulation preventing the display of contextual ads, which generally include ads that are displayed while a consumer is viewing the web pages of other businesses, or imposing regulations that apply to the online distribution of software, would severely restrict our ability to display ads using some or all of our services. For example, the legislature of the State of Utah recently enacted legislation that will become effective on May 3, 2004, that makes the delivery of contextual ads illegal and imposes substantial new requirements that apply to the online distribution of software such as our GAIN AdServer software. Unless this Utah legislation is overturned by the courts, we will be precluded from displaying some types of advertisements to our users in Utah and from engaging in other key business practices with regard to businesses and users in Utah. We may be subject to lawsuits under this Utah statute which allow private parties to bring enforcement actions. This could preclude us from offering most or all of our products and services in Utah, expose us to significant damages as well as additional costs and expenses, require substantial changes to our business, or otherwise cause substantial harm to our business. If we are unable to take sufficient measures to avoid violation of the Utah statute, litigation related to this statute may prevent us from continuing to offer our services even outside of Utah. If our ability to collect anonymous information from our users or to deliver contextual ads is restricted, we would likely have to use other technology or methods to provide our services or discontinue providing our services to users in some jurisdictions. We may be unable to develop this technology at all or in a timely fashion or on commercially reasonable terms.

Legislation has also been introduced in the U.S. Congress and some state legislatures that is designed to regulate “spyware,” which does not have a precise definition but is often defined as software installed on consumers’ computers without their informed consent that gathers and may disseminate information about the consumers, including personally identifiable information, without the consumers’ consent. Bills have been introduced in the U.S. Congress to prohibit the installation of software on a computer unless the user of the computer is notified and consents to the installation, such as the Safeguard Against Privacy Invasions Act in the House of Representatives and the SPY BLOCK Act in the Senate. The bill pending in the Senate would also require that reasonable procedures for uninstalling the software be provided. It is possible that this or any future legislation intended to regulate spyware could bring some or all of our services within its purview, which could prevent us from operating or distributing some or all of our services or which could require us to change our business practices.

In addition, foreign legislation has been enacted, and there is federal and state legislation pending that is aimed at regulating the collection and use of personal data from Internet users. For example, the European Union has adopted directives to address privacy and electronic data collection concerns, which limit the manner in which the personal data of Internet users may be collected and processed. Similar legislation, known as the Online Privacy Protection Act, was introduced in the U.S. Senate and is pending.

The regulatory environment with respect to online marketing practices is also evolving. The Federal Trade Commission, or FTC, has increasingly focused on issues affecting online marketing, particularly online privacy and security issues. For example, in April 2004, the FTC will host a one-day workshop that is open to the public to address the issues surrounding the distribution and effects of spyware. One of the key areas of focus for the FTC is the difference between spyware and ad-serving software, such as our GAIN AdServer software.

The enactment of new legislation, changes in the regulatory climate, or the expansion, enforcement or interpretation of existing laws could preclude us from offering some or all of our services or expose us to additional costs and expenses, require substantial changes to our business or otherwise substantially harm our business. Further, additional legislation or regulation could be proposed or enacted at any time in the future, which could materially and adversely affect our business.

Other litigation related to the online marketing industry could also harm our business.

Other forms of online advertising, such as paid search listings, have been, and are currently, the subject of litigation. Many of these lawsuits involve major Internet and Internet search businesses such as AOL, Google and Yahoo!. Although we are not currently a party to any such litigation, adverse decisions against other Internet or online media companies could cause these companies to limit or curtail this form of online advertising, which could harm our business. For example, for the year ended December 31, 2003, we derived approximately 39% of our revenue from advertising through our SearchScout service, a service that depends on paid search listings. In addition, we derived the majority of our revenue in 2003 from advertising services using our GAIN AdServer software, which depends in part on the use of keyword searches and web page addresses, or URLs. Any litigation that adversely affects the ability to use keyword searches or URLs could materially harm our business.

We experience a high rate of user turnover and if we cannot continue to add large numbers of users, the size of our user base will decline.

We experience a high rate of user turnover. We believe the first 30 days immediately following a new installation of a software product that includes our GAIN AdServer software is, in effect, a trial period, and we believe that, on average, only approximately one-half of these new installations will remain active after the initial 30-day period. New users can comprise a material percentage of our user base at any given time, particularly at times when we are actively trying to expand our user base, such as after we have introduced a new software product, launched a large marketing campaign or entered into a new distribution relationship with another software publisher. Software products that include our GAIN AdServer software are designed to be easy to uninstall and, even after the initial period of peak user turnover, each month many users uninstall the software product that includes our GAIN AdServer software.

Further, many users replace their personal computers on which our GAIN AdServer software is installed. As a result, it is critical to our success that we continually add substantial numbers of new installations of products that include our GAIN AdServer software and any failure to do so could materially harm our business.

If we fail to sustain and expand the number of users who have installed our AdServer software, we may not be able to maintain or increase revenue.

The success of our business depends on our ability to offer our advertising customers access to a large audience, comprised of users who have downloaded software products that include our GAIN AdServer software. As a result, it is critical to our success that we continually add substantial numbers of new users. In addition, we must attract users who respond to our ads by clicking through to advertisers’ web pages or purchasing the advertisers’ products, because these click through and conversion rates are critical to our ability to maintain and grow our advertising rates. To date, we have attracted substantially all of our new users through methods over which we have limited control, primarily by buying online advertisements that offer Internet users the opportunity to install our free software products that include our GAIN AdServer software, and through distribution arrangements with third parties that include our GAIN AdServer software with their software products. We plan to continue to be substantially dependent on these methods for attracting new users for the foreseeable future. If fewer users download these software products, we would not be able to maintain or expand the number of active users.

Further, because our business depends on our ability to offer Internet users software products that include our GAIN AdServer software, we must develop these products internally, acquire other products or establish relationships with third parties that develop new software products that users find attractive. We have limited experience developing software products. If we fail to develop or introduce these products in a timely manner, this could reduce the size of our audience, which could cause our revenue to decline.

Changes in Microsoft’s software and other technological factors may erode our existing user base, curtail future growth of our user base and negatively impact our ability to deliver advertisements.

A number of existing technological factors and future technological developments may, individually or in combination, result in a significant reduction of the number of users who have software products that include our GAIN AdServer software installed on their personal computers and negatively impact our ability to deliver advertisements to those users, which would harm our business. These technological factors and developments include the following:

•

Changes in Microsoft’s operating system and web browser may limit users’ ability or inclination to download a software product included with our GAIN AdServer software. We depend on the technology within the existing Microsoft Windows operating system and Microsoft’s Internet Explorer web browser that permits consumers to download software from the Internet to run on their personal computers. Microsoft continually modifies the technologies that comprise its Windows operating system and Internet Explorer web browser, which requires us to change our technology and practices in response. Modifications by Microsoft can substantially impair our ability to display advertisements, distribute products including our GAIN AdServer software, collect data, or otherwise adversely affect our business. We continually devote significant resources and time to attempt to modify our technology and practices in response to changes in Microsoft’s technology, and we may not be able to make required modifications in a cost effective manner or at all. If we cannot adapt our technology and practices adequately in response to changes in Microsoft’s technology, many aspects of our business, including our ability to display advertisements and to maintain and grow the size of our user base, will be substantially impaired.

•	Replacements of personal computers may reduce our user base. Because of rapid technological developments in the personal computer industry, we expect that a substantial portion of our users will replace their personal computers within one to three years of purchase. If one of our users replaces the computer on which our GAIN AdServer software is installed, the user will no longer be part of our user base unless the user installs a software product that includes our GAIN AdServer software on the new computer. If a significant number of these users do not reinstall a software product included with our GAIN AdServer software on their new computers, the number of our users could decrease significantly.

•	Third-party software, as well as our own technology, make it easy for consumers to remove the software products that are included with our GAIN AdServer software. Several software programs, sometimes marketed as ad-ware or “spyware” detectors, such as Ad-Aware and products marketed by McAfee, Symantec, AOL and Earthlink, notify consumers when software programs such as our GAIN AdServer software are installed on their personal computers and prompt consumers to uninstall such software. In addition, in many of our advertisements and in the program directory on our users’ computers, we provide instructions to uninstall the software products that include our GAIN AdServer software. If a significant number of our users uninstall the software products that include our GAIN AdServer software, this could significantly reduce the size of our user base.

•	Technologies that block server-based pop-up ads may reduce our ability to display advertising to promote our software products to new users. We attract new users through our use of web advertisements that we buy from online media companies, including “pop-up” ads, which open a new window in the foreground of the user’s desktop, or “pop-under” ads, which open in the background of a user’s desktop. Many third parties offer technologies designed to prevent these types of advertisements from being displayed, which could prevent consumers from viewing the pop-up and pop-under advertisements we buy. For example, Google, Yahoo!, AOL, Microsoft, many Internet service providers, and many other companies offer software products that include pop-up blocking features for free or at a relatively low cost. If we were unable to use other forms of web advertisements to attract new users, our business could be harmed.

•	Technologies could be developed in the future that hamper the operation of our GAIN AdServer software. It is possible that future technologies could be developed that prevent installation of our GAIN AdServer software or block delivery of advertisements, or that encourage uninstallation or facilitate removal of software products that include our GAIN AdServer software from users’ computers. This could prevent us from delivering ads or make it substantially more difficult to obtain additional users.

Our business depends on our relationships with Overture Services and Sharman Networks.

We derived 31% of our revenue in 2003 through our relationship with Overture Services. We expect to continue to be dependent on this relationship for our future revenue. The amount of revenue we receive under this agreement depends on the level of revenue Overture receives from its advertisers, as well as the number of advertisers using Overture. Accordingly, if these services do not continue to be successful, our revenue could be negatively impacted. Because Overture provides us with the paid search results for our SearchScout service, any developments negatively affecting the keyword search market, such as litigation concerning trademark issues, pricing declines or lack of market acceptance, could harm our business. Our agreement with Overture expires in September 2007, but Overture can terminate it earlier for a number of reasons, including our failure to achieve specified levels of performance, breach of the agreement and litigation.

In September 2003, we entered into an agreement with Sharman Networks under which our GAIN AdServer software is included with its file sharing software application known as the KaZaA Media Desktop. We currently acquire a substantial portion of our new users through downloads of the KaZaA Media Desktop. We expect that our relationship with Sharman Networks will continue to be responsible for a substantial portion of the new installations of our GAIN AdServer software in the future. We may be unable to maintain our existing user base and attract new users if there is a decline in the downloading or use of the KaZaA Media Desktop for any reason, including as a result of regulatory actions or litigation, such as the lawsuits brought by the Recording Industry Association of America against certain users of the KaZaA Media Desktop and other actions brought against Sharman Networks. Our agreement with Sharman Networks expires in September 2008. Starting in March 2005, Sharman can terminate this agreement if our payments to Sharman Networks do not reach specified levels and, starting in September 2006, Sharman can terminate this agreement for any reason upon 60 days notice. Because we make payments in advance under this agreement, in the event of a termination, we may be unable to recoup these payments.

If our agreements with Overture or Sharman Networks are terminated early, if we cannot renew these agreements or if we are unable to negotiate new agreements on terms that are favorable to us, we would need to find new sources of revenue and new means of attracting users. Any failure to do so would substantially harm our business.

We depend on a limited number of third parties for the distribution of our GAIN AdServer software.

We depend on agreements with a limited number of third parties, particularly Sharman Networks, for the distribution of our GAIN AdServer software, which is included with the downloadable software products offered to Internet users by these third parties. We must maintain our existing distribution relationships, while establishing new distribution relationships with other third parties, in order to expand our user base. If the third parties with whom we currently have distribution relationships reduce their commitment to us, terminate their relationships with us or pursue other partnerships or relationships, our business could be harmed. Our business could also be harmed if we do not enter into new distribution agreements on commercially reasonable terms with third parties.

Our success also depends, in part, on the success of these third parties. If their software products are not widely accepted, installed and used by consumers or if the third parties face other business or legal challenges to their business, consumers may choose not to install or retain their software products. This could result in a decrease in the number of new users installing the software products that include our GAIN AdServer software or an increase in the number of existing users uninstalling products that include our GAIN AdServer software, either of which could reduce our user base and harm our business, operating results and financial condition. Additionally, some of the third-party software products are delivered with software that performs other functions. To the extent users do not accept these additional third-party products or features, they could uninstall the third-party software products and consequently our GAIN AdServer software, which would reduce our user base.

A number of third-party distributors provide alternative versions of their software products for a fee, including Sharman Network’s KaZaA Media Desktop, without our GAIN AdServer software. To the extent that the fees charged decrease, or other factors cause these alternative versions of these third-party software products to become more attractive to consumers than the versions offered with our GAIN AdServer software, our business could be harmed.

We depend on Internet advertising to promote our consumer software products that include our GAIN AdServer software.

We depend on the use of online advertisements to attract new users. We buy these advertisements from third parties to promote consumer software products that include our GAIN AdServer software and to offer Internet users the opportunity to install these products. We believe that our business will remain substantially dependent on this method for attracting our audience. If we are unable to purchase these advertisements on cost-effective terms, this could limit our ability to attract users cost-effectively. If online advertising become less effective or more expensive, this method may not remain a useful means of attracting new users. Additionally, some sellers of Internet advertising do not sell and others in the future may not be willing to sell online advertisements to us, whether as a result of competitive reasons, objections to our business model from the sellers or their business partners or otherwise. If we were unable to continue to obtain Internet advertising on a cost-effective basis, our ability to attract new users would be impaired, which could harm our business.

In order for our business to be successful, we must continue to attract advertisers.

The attractiveness of our services to advertisers depends heavily on our ability to offer advertisers access to a large and responsive audience and innovative and effective formats and vehicles for displaying advertisements to this audience. If we fail to deliver effective advertising campaigns for our advertising customers, this could reduce demand for our services or reduce revenue. Further, we intend to continue to offer our advertisers new features and services. For example, we are developing BehaviorLink, an advertising service that we expect will enable us to display behaviorally-targeted banner and other advertisements through partner sites. However, we may be unsuccessful in developing and marketing this or other new services. Our failure to effectively develop and market features and services that our advertisers desire could reduce demand for our services.

The agreements we have with our advertisers are typically for a short term. As a result, our advertisers are not obligated to purchase advertising from us in the future. If our major advertisers were to substantially reduce or stop using our services, our business would be harmed. In addition, a large portion of our advertising sales are to advertisers who target a limited number of industries. If there is any decrease in consumer demand in these industries, this could result in advertisers reducing their use of our services. For example, for 2003, approximately 16% of our revenue was generated by advertisers in the travel market. Consumer demand in this market is volatile and is particularly vulnerable to changes in economic conditions, including those caused by acts of terrorism.

Negative perceptions and adverse publicity concerning our business practices could damage our reputation and harm our business.

The online behavioral marketing industry in general, and our business in particular, is vulnerable to the negative public perception associated with other forms of downloadable software known as spyware. Negative perception of our business practices or press reports linking our GAIN AdServer software to spyware could damage our reputation, cause new users not to install or existing users to uninstall the software products that include our GAIN AdServer software or cause consumers to use technologies that impede our ability to deliver ads. Additionally, companies that distribute Spyware or adware software often do not follow the same types of practices that we follow such as those related to user permission and labeling of advertisements. The actions of these companies could further add to negative public perception of our industry. This negative perception could also lead to increased regulation of our industry or other regulations that adversely affect our business practices. Any of these events could reduce the demand for our services among advertisers and significantly harm our business.

Changes in legislation, regulations or standards applicable to the Internet could impair our ability to provide our services.

The legal and regulatory environment governing the Internet and Internet advertising is uncertain and may change. Legislation, regulations and standards applicable to Internet communications, commerce and advertising could be adopted or amended, which could reduce the use of the Internet as a medium for advertising or commerce. In addition, if the federal or state governments impose sales and use taxes on Internet sales, this could curtail the use of the Internet as a commerce channel. Also, due to the global nature of the Internet, it is possible that multiple federal, state or foreign jurisdictions might inconsistently regulate Internet activities. Any of these developments could harm our business.

The market for online behavioral marketing is very competitive, and we may not be able to compete successfully.

We face competition for our online behavioral marketing services from other online behavioral marketing companies, other online media and marketing technologies and services and traditional advertising and marketing service companies. In particular, we compete for advertisers’ budgets with:

•	companies that offer online behavioral marketing services, such as WhenU.com;

•	other online marketing technology and service providers, such as 24/7 Real Media, Advertising.com, aQuantive, DoubleClick, FindWhat, LookSmart and ValueClick;

•	online search media companies such as AOL, Ask Jeeves, Google, MSN and Yahoo!; and

•	traditional media companies, including television networks and newspaper and magazine publishers.

We expect this competition to continue. Because online behavioral marketing is an emerging industry, we expect that we will encounter additional competition from new sources as we expand our service offerings and as the industry develops.

Many of our existing and potential competitors have longer operating histories, greater name recognition, larger numbers of consumers using their services, and significantly greater financial, technical and marketing resources than we do. These factors could allow them to compete more effectively than we can, including having larger user bases, devoting greater resources to the research and development, promotion and sale of their services, undertaking more far-reaching marketing campaigns, adopting more aggressive pricing policies and making more attractive offers to existing and potential employees, strategic partners and advertising customers.

In addition, current and potential competitors have established or may establish cooperative relationships among themselves, with us or with third parties to increase their service offerings. Further, our competitors may seek to engage in their own strategic transactions with the third parties with whom we have relationships. It is possible that new competitors may emerge and rapidly acquire significant market share. Increased competition may result in price reductions and loss of market share.

Our services may not perform as expected, which could harm our business.

If our services fail to perform properly, our advertising customers may discontinue their use of our services. Despite our testing, our existing or future services may not perform as expected due to unforeseen problems. Any defects may cause us to incur significant expenses and divert the attention of our management and key personnel from other aspects of our business.

System failures could damage our reputation and harm our business.

Because we deliver our services using a central data center and servers located in three locations, sustained or repeated system failures could significantly impair our operations and reduce the effectiveness of our services. The continuous and uninterrupted performance of our systems is critical to our success. We must protect these systems against damage from fire, power loss, water damage, earthquakes, telecommunications failures, viruses, vandalism and other malicious acts, and similar unexpected adverse events. Our operations depend upon our ability to maintain and protect our computer systems, data centers and server locations. Our data center and two server locations are located in California, an area susceptible to earthquakes and possible power outages. Although our network infrastructure is designed to enable us to deliver our advertisements from any one of three server facilities, we cannot eliminate the risk of downtime caused by factors such as natural disasters and other events. Further, individuals may attempt to breach our network security, such as hackers, which could damage our network. The occurrence of any of these events could harm our business.

Our market may undergo rapid technological change, and our future success will depend on our ability to meet the changing needs of our industry.

If new industry standards and practices emerge in the Internet and online marketing industry, our existing services, technology and systems may become obsolete. We believe our future success will depend on our ability to:

•	license or internally develop new services and technologies that address the increasingly sophisticated and varied needs of advertising customers and consumers;

•	enhance our existing services; and

•	respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis.

We cannot assure you that we will be able to address technological change in our industry in a timely fashion.

We depend on the development of Internet infrastructure for our future growth.

Because our business is based on providing behavioral marketing services using the Internet, our success depends on the continued acceptance and growth of the Internet as a commercial and business medium. The use of the Internet for commerce and business could be hindered due to concerns related to the security and privacy of information on the Internet. Further, for our business to succeed, Internet infrastructure must support a growth in the demand for our services by providing reliable access and services, including a reliable network backbone with the necessary speed, data capacity and security, and timely development of enabling products, such as high-speed modems and other devices offering high-speed Internet access. The Internet has experienced increased traffic, widespread computer viruses and outages of service, which have caused frequent periods of decreased performance. If Internet usage continues to grow rapidly or if outages occur, the Internet’s infrastructure may not be able to support these demands, and its performance and reliability may decline.

We may incur costs and encounter difficulties assimilating any future business acquisitions.

As part of our business strategy, we may seek to acquire or invest in businesses, services or technologies that we believe could complement or expand our services, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

•	difficulties in assimilating acquired personnel, operations and technologies;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from other business concerns; and

•	use of substantial portions of our available cash to consummate the acquisition.

We may be unable to complete acquisitions at all or on commercially reasonable terms, which could limit our future growth. Acquisitions could also result in potentially dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. In addition, if an acquired business fails to meet our expectations, our operating results may suffer.

Our executive officers and key personnel are critical to our success, and our failure to retain our key personnel in a competitive marketplace may impair our ability to grow our business.

Our future success depends on our ability to retain our management team. We must also attract, assimilate and retain other highly qualified employees, including engineering, technology, marketing, sales and support personnel. There is substantial competition for highly skilled employees. Our management and key employees are not bound by agreements that could prevent them from terminating their employment at any time. If we fail to attract and retain key employees, our business could be harmed.

Our growth could strain our personnel and infrastructure resources, which could prevent us from successfully implementing our business plan.

We are currently experiencing a period of rapid growth in our headcount and operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational and financial infrastructure. We anticipate that further growth will be required to increase our user and advertiser base. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we will be unable to execute our business plan.

If we are unable to protect our intellectual property rights, third parties may gain access to these rights and harm our business.

Our success and ability to compete are substantially dependent upon our intellectual property. We rely on patent, trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, strategic partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We have filed patent applications and provisional patent applications covering some of the technology used to deliver our online behavioral marketing services. To date, none of these patents has been issued, and we cannot assure you that any patents will ever be issued. Further, even if any patents are issued, they may not protect our intellectual property rights, and third parties may challenge the validity or enforceability of issued patents. In addition, other parties may independently develop similar or competing technologies designed around any patents that may be issued to us.

We intend to enforce our intellectual property rights vigorously, and from time to time, we may initiate claims against third parties that we believe are infringing our intellectual property rights if we are unable to resolve matters satisfactorily through negotiation. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Our failure to secure, protect and enforce our intellectual property rights could seriously harm our business.

We may be subject to intellectual property infringement claims, which could cause us to incur significant expenses, pay substantial damages and be prevented from providing our services.

Third parties may claim that our products or services infringe or violate their intellectual property rights. Any such claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from providing our services. Even if we were to prevail, any litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We may also be obligated to indemnify our business partners in any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some or all of our services unless we enter into royalty, license or other agreements. We may not be able to obtain such agreements at all or on terms acceptable to us, and as a result, we may be precluded from offering most or all of our products and services.

As we expand our services internationally, our business will be susceptible to additional risks associated with international operations.

We believe we must expand our services internationally and expect to commit significant resources to this expansion. As we increase our international activities, we will be exposed to additional challenges, including:

•	fluctuations in currency exchange rates;

•	seasonal fluctuations in purchasing patterns in other countries;

•	different regulatory requirements;

•	difficulties in collecting accounts receivable in other countries;

•	the burdens of complying with a wide variety of foreign laws;

•	challenges in staffing and managing foreign operations;

•	political and economic instability; and

•	potentially adverse tax consequences, including those resulting from unexpected changes in tax laws.

We have limited experience operating outside the United States and with marketing our services globally. Our presence in global markets may require significant management attention and financial resources which may adversely affect our ability to effectively manage our business.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Accounting principles generally accepted in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change.

For example, we currently are not required to record stock-based expense if the employee’s stock option exercise price is equal to or exceeds the deemed fair value of our common stock at the date of grant. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. In addition, the FASB has announced its support for recording expense for the fair value of stock options granted, although the standard has not been finalized and the timing of a final statement has not been set.

Risks Related To This Offering

The price of our common stock may fluctuate significantly, which could lead to losses for stockholders.

The trading prices of the stock of public companies can experience extreme price and volume fluctuations. These fluctuations often have been unrelated or out of proportion to the operating performance of these companies. We expect our stock price to be similarly volatile. These broad market fluctuations may continue and could harm our stock price. Any negative change in the public’s perception of the prospects of our company or companies in our market could also depress our stock price, regardless of our actual results.

Factors affecting the trading price of our common stock may include:

•	variations in our operating results;

•	announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;

•	recruitment or departure of key personnel;

•	litigation, legislation, regulation or technological developments that adversely affect our business;

•	changes in the estimates of our operating results or changes in recommendations by any securities analyst that elect to follow our common stock; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

If securities analysts do not publish research or reports about our business or if they downgrade our stock, the price of our stock could decline.

The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. There are many large, well-established publicly traded companies active in our industry and market, which may mean it will be less likely that we receive widespread analyst coverage. Furthermore, if one or more of the analysts who do cover us downgrade our stock, our stock price would likely decline rapidly. If one or more of these analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Substantial sales of our common stock by our stockholders could depress our stock price regardless of our operating results.

Sales of substantial amounts of our common stock in the public market after this offering could reduce the prevailing market prices for our common stock. Upon the completion of this offering, based on the number of shares outstanding as of December 31, 2003, we will have              shares of common stock outstanding, based on the assumptions described in “The Offering.” Of these, all of the shares sold in this offering will be freely tradable without restriction or further registration. Of the remaining shares of common stock outstanding immediately after this offering, approximately              shares will be available for sale in the public market 180 days after the date of this prospectus when the lock-up agreements described in “Underwriting” between the underwriters and the stockholders expire. However, some of those sales will be subject to the volume restrictions imposed by Rule 144 under the federal securities laws on our affiliates. The remaining outstanding shares will become tradable upon expiration of various holding periods under Rule 144, subject in some cases to the volume restrictions of that rule, or earlier and without restrictions if they are registered under the federal securities laws.

Our directors, executive officers and major stockholders will own approximately     % of our outstanding common stock after this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

After this offering, it is anticipated that, based on share ownership as of February 29, 2004 (including shares issuable upon exercise of outstanding options and warrants exercisable within 60 days of February 29, 2004), our directors, executive officers, and holders of 5% or more of our outstanding common stock, will, in the aggregate, own approximately     % of our outstanding common stock. As a result, these stockholders will be able to exert significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and will make some transactions more difficult or impossible without the support of these stockholders.

We have implemented anti-takeover provisions that could discourage or prevent a takeover, even if an acquisition would be beneficial in the opinion of our stockholders.

Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire us, even if doing so would be beneficial in the opinion of our stockholders. These provisions include:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

•	establishing a classified board of directors, which could discourage a takeover attempt;

•	prohibiting cumulative voting in the election of directors, which would limit the ability of less than a majority of stockholders to elect director candidates;

•	eliminating the ability of stockholders to call special meetings of stockholders;

•	prohibiting stockholder action by written consent and requiring that all stockholder actions be taken at a meeting of our stockholders; and

•	establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in our control. Generally, section 203 prohibits stockholders who, alone or together with their affiliates and associates, own more than 15% of the subject company from engaging in certain business combinations for a period of three years following the date that the stockholder became an interested stockholder with their subject company without approval of the board or two-thirds of the independent stockholders.

We have broad discretion to use the offering proceeds, and our investment of these proceeds may not yield a favorable, or any, return.

The net proceeds of this offering are not allocated for specific uses. As a result, our management has broad discretion over how the majority of these proceeds are used and could spend the proceeds in ways with which you may not agree. We cannot assure you that the proceeds will be invested in a way that yields a favorable, or any, return for us.

New investors in our common stock will experience immediate and substantial dilution.

The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $             per share of common stock in net tangible book value, based on an assumed initial public offering price of $             per share, and new investors will own         % of our outstanding common stock. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the Nasdaq National Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” that include information relating to future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources. These forward-looking statements include, without limitation, statements regarding: proposed new services; our expectations concerning litigation, regulatory developments or other matters; statements concerning projections, predictions, expectations, estimates or forecasts for our business, financial and operating results and future economic performance; statements of management’s goals and objectives; and other similar expressions concerning matters that are not historical facts. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes” and “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, that performance or those results will be achieved. Forward-looking statements are based on information available at the time they are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause these differences include, but are not limited to:

•	our ability to maintain and expand our user base;

•	failure on our part to maintain and expand our existing relationships with advertisers and develop new relationships with advertisers;

•	the level of acceptance of online behavioral marketing;

•	industry competition;

•	our ability to continue to execute our growth strategies;

•	litigation, legislation, regulation or technological developments affecting online marketing;

•	general economic conditions; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

Forward-looking statements speak only as of the date they are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $             , or approximately $              if the underwriters’ over-allotment option is exercised in full, based on an assumed initial public offering price of $             per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares to be offered by the selling stockholders. The principal purposes of this offering are to increase our working capital, to create a public market for our common stock and to facilitate future access to the public capital markets.

We have not made specific plans with respect to the proceeds of this offering and, therefore, cannot specify with certainty the particular uses for the net proceeds. Our management will have significant flexibility in applying the net proceeds. We may use a portion of the net proceeds to acquire or invest in complementary businesses or technologies, although we have no present commitments or agreements with respect to any material acquisition or investment. Pending the application of the net proceeds, we intend to invest those proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock and do not anticipate paying any cash dividends in the future. We anticipate that we will retain all our future earnings for use in the development of our business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition and operating results.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis;

•	on a pro forma basis to give effect on the closing of this offering to the automatic conversion of all outstanding shares of convertible preferred stock into common stock, as if it had occurred on December 31, 2003; and

•	on a pro forma as adjusted basis to give further effect (1) to the application of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commission and estimated offering expenses and (2) the exercise of warrants to purchase 183,631 shares of common stock at an exercise price of $1.55 per share, as if both had occurred on December 31, 2003.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Convertible preferred stock, $0.0001 par value; 21,679,500 shares authorized, 18,631,518 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$60,197	$—		$—
Convertible preferred stock warrants and purchase rights	2,999	—		—
Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued, or outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—		—
Common stock, $0.0001 par value; 60,000,000 shares authorized, 14,479,422 shares issued and outstanding, actual; 60,000,000 authorized, 33,110,940 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	3
Additional paid-in capital	13,080	76,274
Deferred stock-based expense	(8,509)	(8,509)		(8,509)
Accumulated other comprehensive loss	(24)	(24)		(24)
Accumulated deficit	(17,525)	(17,525)		(17,525)

Total stockholders’ equity (deficit)	(12,977)	50,219

Total capitalization	$50,219	$50,219	$

In the table above, the number of shares outstanding on a pro forma and pro forma as adjusted basis as of December 31, 2003 does not include:

•	4,344,722 shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $0.62 per share;

•	1,941,579 additional shares reserved for issuance under our 1999 stock plan, as of December 31, 2003; and

•	764,766 shares issuable upon the exercise of outstanding warrants and purchase rights at a weighted average exercise price of $2.41 per share, which do not expire upon the consummation of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of December 31, 2003, our pro forma net tangible book value was approximately $50.2 million, or $1.51 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by shares of common stock outstanding after giving effect to (1) the automatic conversion of all outstanding shares of convertible preferred stock into common stock and (2) the exercise of warrants to purchase 183,631 shares of common stock at an exercise price of $1.55 per share, upon the consummation of this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by buyers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately following this offering.

After giving effect to the receipt of the net proceeds from our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share and after deducting estimated underwriting discounts and commissions and the estimated offering expenses, our pro forma net tangible book value as of December 31, 2003 would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to existing stockholders and an immediate dilution of $             per share to new investors purchasing shares at the initial public offering price. The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2003	$1.51

Increase in pro forma net tangible book value per share attributable to new investors
Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

The following table summarizes, as of December 31, 2003, on the pro forma basis described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	33,294,571%		$61,722,696%		$1.85
New Investors

Total		100.0%		$100.0%

If the underwriters’ over-allotment option is exercised in full, the following will occur:

•	the number of shares of common stock held by existing stockholders will decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to , or approximately %, of the total number of our shares of our common stock outstanding after this offering.

The above discussion and tables assume no exercise of any stock options or warrants to purchase common stock outstanding as of December 31, 2003, other than warrants to purchase 183,631 shares of common stock at an exercise price of $1.55 per share prior to the closing of this offering. As of December 31, 2003, there were outstanding options to purchase 4,344,722 shares of common stock at a weighted average exercise price of $0.62 per share and outstanding warrants and purchase rights to purchase 764,766 shares of common stock at a weighted average exercise price of $2.41 per share, which do not expire upon the consummation of this offering. If any of these are exercised, there will be further dilution to new public investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The statement of operations data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data at December 31, 2002 and 2003, are derived from, and are qualified by reference to, our consolidated financial statements that have been audited by PricewaterhouseCoopers LLP, independent accountants, which are included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 2000 and the balance sheet data at December 31, 2000 and 2001 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the year ended December 31, 1999 and the balance sheet data at December 31, 1999 are derived from our unaudited financial statements not included in this prospectus. The historical results presented below are not necessarily indicative of future results.

	Years Ended December 31,
	1999	2000	2001	2002	2003
Consolidated Statement of Operations Data:	(in thousands, except per share data)
Revenue	$—	$3,801	$14,678	$40,587	$90,480

Operating expenses:
Cost of revenue	152	1,637	5,823	6,951	8,843
Product and technology development	1,739	5,134	4,841	3,294	3,533
Sales and marketing	4,800	21,652	16,918	21,560	36,922
General and administrative	671	3,411	3,372	7,374	10,695
Stock-based expense(1)	8	121	16	2	3,969

Total operating expenses	7,370	31,955	30,970	39,181	63,962

Income (loss) from operations	(7,370)	(28,154)	(16,292)	1,406	26,518

Other income (expense):
Interest expense	(362)	(1,249)	(1,734)	(1,354)	(564)
Interest and other income, net	69	2,077	772	53	330

Income (loss) before income taxes	(7,663)	(27,326)	(17,254)	105	26,284
Benefit from (provision for) income taxes	—	(2)	—	(14)	8,572

Net income (loss)	$(7,663)	$(27,328)	$(17,254)	$91	$34,856

Per share data:
Net income (loss) per share(2):
Basic	$(0.91)	$(2.66)	$(1.73)	$0.00	$1.41
Diluted	(0.91)	(2.66)	(1.73)	0.00	0.98
Weighted average common shares outstanding:
Basic	8,393	10,261	9,963	24,189	24,696
Diluted	8,393	10,261	9,963	30,069	35,433
Pro forma net income per share (unaudited):
Basic					1.41
Diluted					0.98
Pro forma weighted average common shares outstanding (unaudited):
Basic					24,696
Diluted					35,433

	December 31,
	1999	2000	2001	2002	2003
Consolidated Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$8,143	$24,077	$11,056	$7,573	$14,945
Short-term investments	—	7,008	—	—	10,924
Working capital	5,522	23,874	7,451	6,856	41,506
Total assets	9,615	39,752	19,813	23,717	71,675
Long-term liabilities	118	2,989	2,239	584	4,612
Convertible preferred stock, convertible preferred stock warrants and purchase rights	14,610	63,142	63,142	63,142	63,196
Total stockholders’ deficit	(7,857)	(34,958)	(52,143)	(51,929)	(12,977)
(1) Stock-based expense can be allocated to the following:
Cost of revenue	$—	$—	$—	$—	$222
Product and technology development	—	1	3	—	778
Sales and marketing	8	—	5	2	1,955
General and administrative	—	120	8	—	1,014

Total stock-based expense	$8	$121	$16	$2	$3,969

(2)	See Note 2 of the notes to our consolidated financial statements for a description of the method that we used to compute the net income (loss) per share amounts.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with our consolidated financial statements and related notes that appear elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We pioneered, developed and operate a leading online behavioral marketing platform that enables us to deliver, manage and analyze highly targeted online advertising campaigns.

Sources of Revenue

We derive our revenue from the sale and delivery of online advertising through a variety of vehicles, including “pop-under” ads, which open in the background of a user’s desktop, “pop-up” ads, which open a new window in the foreground of the user’s desktop, “slider” ads, which emerge from the lower right corner of the desktop and close automatically, and our SearchScout service. Our SearchScout service delivers a pop-under page of search results, including paid listings advertisements, in response to commercial keyword searches. SearchScout can also display a pop-under page of search results when a consumer exhibits certain commercial behaviors, such as viewing a travel website.

We generally invoice our advertisers, or agencies representing multiple advertisers, on a monthly basis following the delivery of advertising impressions, which are displays of a particular advertisement. Our customers are generally billed based on a cost per thousand advertising impressions delivered and/or cost-per-click basis, which is measured when a user clicks through an online advertisement. Our advertising sales contracts are generally short-term in nature.

We launched our SearchScout service in 2002 and initially derived revenue for this service from agreements with several Internet search providers. Presently, Yahoo!’s Overture Services division provides us with all of our paid listings for SearchScout. Overture pays us an amount based on a specified percentage of the gross revenue generated by Overture when a user clicks on one of the SearchScout paid listings. Revenue from Overture accounted for 31% of revenue in 2003 and we expect it will account for a substantial portion of our revenue in the foreseeable future. For a further description of our agreement with Overture, please see “Business—Key Strategic Relationships.”

Revenue is recognized in the period the advertising services are delivered to the advertising customer, provided that there is persuasive evidence of an arrangement, the price to the advertising customer is fixed or determinable and collectibility is reasonably assured.

Our revenue growth in dollars in 2003 was fueled by an increase in the number of advertising impressions delivered and, to a lesser extent, increased advertising rates. The increase in advertising impressions was a result, in part, of the first full year of operation of our SearchScout service. We believe our future revenue growth will rely on increasing the number of advertising impressions we display and developing and expanding other applications for our platform. In 2003, we had approximately 425 advertising customers, compared to approximately 350 in 2002.

Sales and Marketing

We expect that our future growth will continue to depend on our ability to attract and maintain a large audience of users to whom we can display advertisements and to attract advertisers. The responsiveness of our audience will also continue to affect our ability to generate revenue from our user base. We currently attract our audience by distributing software products that include our GAIN AdServer software using the following methods:

•	web advertisements offering Internet users the opportunity to install our free software products; and

•	distribution arrangements with third parties whose downloadable software products include our GAIN AdServer software, such as Sharman Networks’ KaZaA Media Desktop.

The advertising fees paid to websites for the promotion of our own software products, the fees we pay to the third parties with whom we have distribution arrangements and costs to promote our services for advertisers are included in sales and marketing expenses and, in general, are expensed as incurred. One notable exception is our agreement with Sharman Networks, under which we made a refundable advance payment that is recoupable against future payments under the agreement. For a further description of our agreement with Sharman Networks, please see “Business—Key Strategic Relationships.”

Expenses related to these web advertisements and distribution arrangements were approximately $19.3 million for the year ended December 31, 2003, $8.2 million for the year ended December 31, 2002 and $6.6 million for the year ended December 31, 2001. We expect that these costs will continue to be an important component of our operating expenses in future periods because of the high turnover of our user base and our need to attract advertisers.

Litigation

We are involved in several lawsuits that relate to the display of our advertisements to our users while they are viewing web pages. These claims have been brought in state and federal courts and involve a variety of theories, including trademark and copyright infringement and unfair competition. Where we have been able to estimate the possible loss or range of loss associated with the resolution of these legal proceedings, we have recorded a liability. The outcome in any of these legal proceedings is uncertain, and a settlement amount or damages award in excess of the recorded liability, or an adverse change in the estimated loss may have a material adverse effect on our financial position, results of operations and cash flows. In addition, if any of our currently pending litigation or any future litigation were determined adversely to us, we could be enjoined from delivering advertisements to our users, or from engaging in other business practices fundamental to our business. For a further description of our current material litigation, please see “Business—Legal Proceedings.” Others may commence litigation against us in the future, and accordingly, we may incur additional litigation expenses in future periods.

Results of Operations

The following table presents consolidated statement of operations data for each of the periods indicated as a percentage of revenue.

	Year Ended December 31,
	2001	2002	2003
Revenue	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenue	39.7	17.1	9.8
Product and technology development	33.0	8.1	3.9
Sales and marketing	115.3	53.1	40.8
General and administrative	23.0	18.2	11.8
Stock-based expense	0.1	0.0	4.4

Total operating expenses	211.1	96.5	70.7

Income (loss) from operations	(111.1)	3.5	29.3
Other income (expense):
Interest expense	(11.8)	(3.4)	(0.6)
Interest and other income, net	5.3	0.1	0.3

Income (loss) before income taxes	(117.6)	0.2	29.0
Benefit from income taxes	0.0	0.0	9.5

Net income (loss)	(117.6)%	0.2%	38.5%

Comparison of Years Ended December 31, 2003 and 2002

Revenue

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Revenue	$40,587	$90,480	122.9%

Our revenue growth in 2003 was largely attributed to an overall increase in the number of advertising impressions delivered and an increase in the average advertising rates. In particular, we experienced rapid growth in revenues from our SearchScout service, which contributed $35.1 million in revenue in 2003 as compared to $3.5 million in 2002. For 2003, Overture accounted for 31% of revenue, and for 2002, one customer, Avenue A accounted for 21% of revenue.

International revenue, which we define as revenue generated from our customers with billing addresses outside the United States, accounted for 15% of revenue for 2003 and 13% of revenue for 2002, increasing to $13.3 million from $5.2 million. No single international region accounted for more than 10% of revenue in 2003 or 2002. Substantially all of our revenue to date has been denominated in U.S. dollars, although in the future, as we continue our international expansion, some portion of revenue may be denominated in foreign currencies.

Operating Expenses

Cost of revenue

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Cost of revenue	$6,951	$8,843	27.2%

Our cost of revenue consists of compensation and benefits for personnel in our network and data center operations and technical support, broadband fees, server and network equipment hosting services, consulting fees, depreciation and amortization expense for our server, storage and network equipment and certain internally-developed software costs. The increase in cost of revenue in 2003 was primarily due to an increase of $1.0 million in compensation and benefits expenses related to an increase in personnel, an increase of $467,000 in depreciation expense for server, storage and network equipment and an increase of $387,000 for bandwidth and hosting services related to our increased network traffic and the opening of our third hosting/disaster recovery site. As a percentage of revenue, cost of revenue declined in 2003 due primarily to economies of scale in our network infrastructure. We expect that our cost of revenue will continue to increase as we expand our operations.

Product and technology development

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Product and technology development	$3,294	$3,533	7.3%

Our product and technology development expenses consist primarily of compensation and benefits for our product and technology development personnel. These personnel develop new product offerings, reporting systems and advertising campaign management tools, and connect our software with the software products of our distribution partners. The increase in product and technology development expenses in 2003 was primarily attributable to an increase of $916,000 in compensation and benefits expenses related to an increase in development personnel, offset in part by a decrease of $491,000 in expenses as a result of a net increase in capitalization of software development costs and a decrease of $137,000 in overhead allocations. As a percentage of revenue, product and technology development expenses decreased in 2003 due primarily to our rapid revenue growth in 2003. We expect product and technology development expenses to continue to increase as we increase the number of our personnel to enhance our product offerings, reporting capabilities and campaign management tools.

Sales and marketing

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Sales and marketing	$21,560	$36,922	71.3%

Our sales and marketing expenses consist of compensation, benefits and travel expenses for personnel in sales, client services, marketing, business development and marketing analytics and advertising and distribution costs. The sales and marketing expenses are attributable both to our efforts to increase our advertising revenues and to maintain and expand our audience of users. The largest component of the increase in sales and marketing expense in 2003 was attributable to an increase of $11.0 million in advertising and distribution costs, including costs related to the agreement we entered into with Sharman Networks in September 2003. An additional $3.0 million of the increase in sales and marketing expenses was for compensation and benefits due to increases in domestic sales and marketing personnel. We expect our sales and marketing expenses to increase in the future, as costs related to advertising and promoting our products and services increase and as we continue to expand our domestic and international sales and marketing operations. As a percentage of revenue, sales and marketing expenses decreased in 2003, as a result of our rapid revenue growth.

General and administrative

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
General and administrative	$7,374	$10,695	45.0%

Our general and administrative expenses consist of compensation and benefits of general and administrative personnel and of legal, accounting and bad debt expense. The increase in general and administrative expenses in 2003 was primarily due to an increase of $2.0 million attributable to increased legal expenses and an increase of $945,000 in increased compensation and benefits related to increased general and administrative personnel. Legal expenses accounted for $6.7 million of general and administrative expenses in 2003, or 7.4% of revenue, compared to $4.7 million, or 11.6% of revenue, in 2002. We expect legal expenses to remain a major expense in the future, as it is uncertain when any of the pending litigation involving us will be settled or decided in the courts, or if new litigation or regulatory issues will arise. We expect that our non-legal general and administrative expenses will increase as we expand our operations and incur additional costs as a result of becoming a public company.

Stock-based expense

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Stock-based expense	$2	$3,969	*

*	Not meaningful.

We incurred stock-based expense of $4.0 million in 2003 and $2,000 for 2002 related to the grant of stock options. In connection with certain stock option grants to employees in 2003, we recorded approximately $12.3 million of deferred stock-based expense for the excess of the estimated fair value of the shares of common stock subject to such options over the exercise price of these options at the date of grant. We are amortizing deferred stock-based expense over the vesting periods of the individual options, using the accelerated option method. Outstanding options will continue to vest over the next four years. At December 31, 2003, we had $8.5 million in deferred stock-based expense on our balance sheet. Future compensation expense from options granted through December 31, 2003 is estimated to be $5.2 million in 2004, $2.4 million in 2005, $800,000 in 2006 and $80,000 for 2007. These amounts may decrease if stock options for which deferred stock-based expense has been recorded are forfeited through cancellation or repurchase prior to vesting.

Interest expense

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Interest expense	$1,354	$564	(58.3)%

Interest expense consists of interest payments on our line of credit, equipment leases and loans, as well as amortization of a loan discount associated with the fair value of warrants issued in connection with our financing activities. The decrease was due to the elimination of interest expense and loan discount expense arising from the amortization of the apportioned fair market value of purchase rights associated with $5.0 million of subordinated debt.

Interest and other income, net

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Interest and other income, net	$53	$330	522.6%

Interest and other income, net consists primarily of interest income from cash balances and gains and losses relating to the disposition of assets and other miscellaneous items. The increase in interest and other income, net in 2003 was primarily due to a $250,000 favorable lawsuit settlement with one of our equipment vendors in 2003.

Benefit from (provision for) income taxes

	Years Ended December 31,		Percent Change
	2002	2003
	(in thousands)
Benefit from (provision for) income taxes	$(14)	$8,572	*

*	Not meaningful.

As of December 31, 2003, we determined that it was more likely than not that we would realize all of our available net deferred tax assets in the carryforward period. As a result, we determined that it was no longer necessary or appropriate to maintain a valuation allowance related to deferred tax assets, which had been established in each year from inception to 2002. Accordingly, we recorded an $8.6 million tax benefit in our statement of operations and an $11.7 million deferred tax asset on our balance sheet as of December 31, 2003. We incurred insignificant pre-tax income in 2002 and, therefore, recorded insignificant amounts of federal and state income taxes.

At December 31, 2003, we had federal and state net operating loss carryforwards of approximately $16.3 million and $41.6 million, respectively, available to offset future regular taxable income. If not utilized, the federal net operating losses will expire in 2021. The state net operating losses will expire between 2007 and 2012.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership. We have federal and state net operating losses of approximately $2.5 million that are subject to annual limitations of $38,000.

Benefit from income taxes was $8.6 million for fiscal year 2003. The effective tax rate for 2003 was 32.6%. Our future effective income tax rate depends on various factors, such as pending tax law changes including the tax benefit from research and development credits, potential limitations on the use of state net operating losses and the geographic composition of our pre-tax income.

Comparison of Years ended December 31, 2002 and 2001

Revenue

	Years Ended December 31,		Percent Change
	2001	2002
	(in thousands)
Revenue	$14,678	$40,587	176.5%

The increase in revenue in 2002 was due to an increase in the number of advertising impressions delivered, including $3.5 million of revenue from SearchScout, which was introduced in 2002. For 2002, one customer, Avenue A, accounted for 21% of revenues, and for 2001, Providian Financial Services accounted for 14% of revenue. In 2002, we had approximately 350 customers, compared to approximately 185 in 2001.

International revenue accounted for 13% and 10% of revenue for 2002 and 2001, respectively, increasing to $5.2 million in 2002 from $1.4 million in 2001. No single international region accounted for more than 10% of revenue in either 2002 or 2001.

Operating Expenses

Cost of revenue

	Years Ended December 31,		Percent Change
	2001	2002
	(in thousands)
Cost of revenue	$5,823	$6,951	19.4%

The increase in cost of revenue in 2002 was primarily due to an increase of $368,000 in depreciation expense for server, storage and network equipment, an increase of $339,000 for bandwidth and hosting services related to our increased network traffic and the opening of our second hosting site and an increase of $166,000 in compensation and benefits expenses related to an increase in personnel. We were able to realize significant savings in 2002 by renegotiating our bandwidth and hosting services agreements. As a percentage of revenue, cost of revenue decreased in 2002 due primarily to economies of scale in our network infrastructure.

Product and technology development

	Years Ended December 31,		Percent Change
	2001	2002
	(in thousands)
Product and technology development	$4,841	$3,294	(32.0)%

The decrease in product and technology development expenses in 2002 was primarily attributable to a decrease of $1.1 million in compensation and benefits expenses related to a reduction in development personnel and a decrease of $477,000 in overhead allocated to product and technology development expenses. As a percentage of revenue, product and technology development expenses decreased in 2002 primarily due to our rapid revenue growth and development personnel reductions in 2002.

Sales and marketing

	Years Ended December 31,		Percent Change
	2001	2002
	(in thousands)
Sales and marketing	$16,918	$21,560	27.4%

The increase in sales and marketing expenses in 2002 consisted primarily of an increase of $2.3 million in compensation and benefits expenses related to increases in sales and marketing personnel and an increase of $1.6 million in expenses related to advertising and distribution of our products. As a percentage of revenue, sales and marketing expenses decreased in 2002, as a result of our rapid growth in revenue.

General and administrative

	Years Ended December 31,		Percent Change
	2001	2002
	(in thousands)
General and administrative	$3,372	$7,374	118.7%

The increase in general and administrative expense in 2002 was primarily attributable to an increase in legal expenses to $4.7 million in 2002 from $769,000 in 2001. General and administrative expense decreased as a percentage of revenue from in 2002 as a result of our rapid growth in revenue.

Interest expense

	Years Ended December 31,		Percent Change
	2001	2002
	(in thousands)
Interest expense	$1,734	$1,354	(21.9)%

The decrease in interest expense in 2002 was due to lower principal balances on debt and equipment leases and reduced loan discount expense arising from the amortization of the apportioned fair market value of purchase rights associated with $5.0 million of subordinated debt.

Interest and other income, net

	Years Ended December 31,		Percent Change
	2001	2002
	(in thousands)
Interest and other income, net	$772	$53	(93.1)%

The decrease in interest and other expense, net was due to a decrease in the average cash balances for the period and a decrease in the average interest rates.

Selected Quarterly Consolidated Financial Data

The following tables present our unaudited consolidated quarterly statements of operations data for each of the last eight quarters in dollars and as a percentage of revenue. This information has been derived from our unaudited financial statements. The unaudited financial statements have been prepared, in our opinion, on substantially the same basis as the audited financial statements included elsewhere in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of this information. You should read this information together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We expect our quarterly operating results to vary significantly from quarter to quarter, and you should not draw any conclusions about our future results from the results of operations for any quarter.

	Three Months Ended
	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
	(unaudited)
	(in thousands)
Revenue	$5,340	$8,583	$11,535	$15,129	$16,487	$21,085	$23,622	$29,286
Operating expenses:
Cost of revenue	1,599	1,479	1,797	2,076	2,160	2,129	1,809	2,745
Product and technology development	834	797	831	832	830	889	835	979
Sales and marketing	4,090	5,173	5,456	6,841	7,184	7,443	8,526	13,769
General and administrative	605	976	2,021	3,772	2,031	2,522	2,793	3,349
Stock-based expense	—	1	1	—	50	1,144	1,458	1,317

Total operating expenses	7,128	8,426	10,106	13,521	12,255	14,127	15,421	22,159

Income (loss) from operations	(1,788)	157	1,429	1,608	4,232	6,958	8,201	7,127
Other income (expense):
Interest expense	(381)	(364)	(353)	(256)	(106)	(141)	(170)	(147)
Interest and other income, net	23	16	8	6	11	8	284	27

Income (loss) before taxes	(2,146)	(191)	1,084	1,358	4,137	6,825	8,315	7,007
Benefit from (provision for) income taxes	—	—	—	(14)	(572)	(1,208)	(1,278)	11,630

Net income (loss)	$(2,146)	$(191)	$1,084	$1,344	$3,565	$5,617	$7,037	$18,637

	Three Months Ended
	Mar. 31, 2002	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Cost of revenue	30.0	17.2	15.6	13.7	13.1	10.1	7.7	9.4
Product and technology development	15.6	9.3	7.2	5.5	5.0	4.2	3.5	3.3
Sales and marketing	76.6	60.3	47.3	45.2	43.6	35.3	36.1	47.0
General and administrative	11.3	11.4	17.5	25.0	12.3	12.0	11.8	11.5
Stock-based expense	0.0	0.0	0.0	0.0	0.3	5.4	6.2	4.5

Total operating expenses	133.5	98.2	87.6	89.4	74.3	67.0	65.3	75.7

Income (loss) from operations	(33.5)	1.8	12.4	10.6	25.7	33.0	34.7	24.3
Other income (expense):
Interest expense	(7.1)	(4.2)	(3.1)	(1.7)	(0.7)	(0.7)	(0.7)	(0.5)
Interest and other income, net	0.4	0.2	0.1	0.1	0.1	0.0	1.2	0.1

Income (loss) before taxes	(40.2)	(2.2)	9.4	9.0	25.1	32.3	35.2	23.9
Benefit from (provision for) income taxes	0.0	0.0	0.0	(0.1)	(3.5)	(5.7)	(5.4)	39.7

Net income (loss)	(40.2)%	(2.2)%	9.4%	8.9%	21.6%	26.6%	29.8%	63.6%

Sales and marketing expenses increased to $13.8 million in the fourth quarter of 2003 from $8.5 million in the third quarter of 2003 primarily due to our entering into an agreement with Sharman Networks in September 2003 that included a refundable advance payment that is recoupable against future payments.

General and administrative expenses increased in the third quarter of 2002 and in subsequent quarters due primarily to increased legal expenses primarily as a result of our litigation as described under “Business—Legal Proceedings.”

Operating expenses as a percentage of revenue generally decreased as a result of economies of scale associated with the growth of revenue through 2002 and 2003.

We recorded an $11.6 million tax benefit for the quarter ended December 31, 2003, because as of December 31, 2003, we determined that it was more likely than not that we would realize all of our available net deferred tax assets in the carryforward period. As a result, we determined that it was no longer necessary or appropriate to maintain a valuation allowance related to deferred tax assets, which had been established in each year from inception to 2002.

Liquidity and Capital Resources

From our inception in June 1998 through 2002, we funded our operations primarily through four issuances of convertible preferred stock that provided us with an aggregate net proceeds of approximately $60.2 million. Since January 1, 2003, we have funded our operations primarily through cash generated by our operating activities of our business. In addition, from inception, we have received $12.8 million from various equipment financing facilities and a $5.0 million note in 2000, which note was fully repaid in 2002. Cash, cash equivalents and short-term marketable securities totaled $25.9 million at December 31, 2003.

Operating activities

Net cash provided by operating activities was $25.1 million during 2003 and $2.4 million during 2002, and net cash used by operating activities was $16.0 million during 2001. We generated operating cash flow in 2003, due to our net income and depreciation and amortization and other non-cash charges reflected in the statement of operations, offset by movements in working capital, primarily deferred tax assets.

Our primary source of operating cash flow is the collection of accounts receivable from our customers. We measure the effectiveness of our collections efforts by an analysis of the average number of days our accounts receivable are outstanding.

Net accounts receivable increased to $16.3 million at December 31, 2003 from $9.8 million at December 31, 2002. The average days of sales outstanding, or DSO, in net accounts receivable improved to 48 days at December 31, 2003 as compared to 58 days at December 31, 2002. Our net accounts receivable and DSO are primarily impacted by payment terms offered and collection performance. DSO improved year-over-year due to increased customer prepayments and increased collection success. We expect that collections of accounts receivable and related DSO will fluctuate in future periods due to the timing and amount of our customers’ future payments, payment terms on customer contracts and the effectiveness of our collection efforts.

Our operating cash flows will continue to be impacted in the future by the timing of payments to our vendors for accounts payable. We endeavor to pay our vendors and service providers in accordance with the invoice terms and conditions, which generally provide a 30-day payment term. The timing of cash payments in future periods may be impacted by the nature of accounts payable arrangements.

A number of non-cash items have been charged to expense and reduced our net income in 2003. These items include depreciation of property and equipment, amortization of unearned deferred stock-based expense and other stock-based charges and provision for doubtful accounts. To the extent these non-cash items increase or decrease in amount and increase or decrease our future operating results, there will be no corresponding impact on our cash flows.

Investing activities

Net cash used by investing activities was $13.9 million during 2003 and $3.3 million during 2002, and net cash provided by investing activities was $5.8 million during 2001. Cash used in investing activities typically related to the purchase of property and equipment, primarily for the acquisition of computer network and storage equipment, capitalized software development costs, and short-term investments in interest-bearing, investment-grade instruments. Cash proceeds typically are comprised of the sale of short-term investments. We primarily invest excess cash in money market funds and other highly liquid securities with maturities of less than 90 days.

Currently, we expect our 2004 capital expenditures to be approximately $6.7 million. In the future, our ability to make significant capital investments will depend on our ability to generate cash flow from operations and to obtain adequate financing.

Financing activities

Net cash used in financing activities was $3.9 million in 2003, $2.6 million in 2002 and $2.8 million in 2001. Net cash used in financing activities during 2003 related to $2.0 million for payments for capital leases and $2.0 million for repayment of our asset-based line of credit. Net cash used in financing activities in 2002 was related to $4.7 million for principal repayments for notes and capital leases offset by a $2.0 million drawdown on our asset-based line of credit. For 2001, cash used in financing activities was primarily for $2.9 million for principal repayments for notes and capital leases.

We receive cash from the exercise of stock options and warrants. While we expect to continue to receive these proceeds in future periods, the timing and amount of such proceeds is difficult to predict and is contingent on a number of factors including the price of our common stock, the number of employees participating in our stock option plans and general market conditions.

We do not have any special purpose entities, and we do not engage in off-balance sheet financing arrangements, other than the operating leases for office space and computer equipment, which are listed in the table below.

In April 2003, we entered into a new line of credit agreement with a financial institution. This agreement allows us to borrow up to 70% of the value of eligible accounts receivable, up to a gross amount of $5.0 million. This line of credit bears interest at the lender’s prime rate, subject to a minimum of 4.25% per annum, and is collateralized by all of our assets. As of December 31, 2003, we had no balance outstanding under the line of credit. The line of credit is scheduled to expire in April 2004 and we do not intend to renew it.

Our principal commitments consist of obligations under leases for office space, computer equipment and furniture and fixtures, together with purchase commitments for bandwidth and hosting services. At December 31, 2003, the future minimum payments under these commitments were as follows:

	Payments Due by Period
	Less than 1 year	1-3 Years	4-5 Years	More than 5 years	Total
Operating lease commitments	$1,918	$4,318	$1,895	$—	$8,131
Capital lease commitments	4,051	4,800	—	—	8,851
Other purchase commitments	592	—	—	—	592

Total	$6,561	$9,118	$1,895	$—	$17,574

In April 2003, we established a $2.0 million master equipment lease line of credit. Advances against the line cannot be made more than 12 months from date of agreement. As of December 31, 2003, we had $334,000 available on the line of credit.

We expect to experience significant growth in our operating costs for the foreseeable future in order to continue our efforts to extend our global operations, particularly in the areas of sales and marketing. As a result, we estimate that these operating costs will use a significant portion of our cash resources. In addition, we may use cash resources to fund acquisitions of complementary businesses. Although we are regularly involved in discussions regarding business combinations, we do not have any present commitments or understandings with respect to any material acquisitions. We believe that our existing cash and cash equivalents will be sufficient to meet our working capital needs for at least the next 12 months. Thereafter, we may find it necessary to obtain additional debt or equity financing. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when required, our business, operations and results will likely suffer.

Critical Accounting Policies, Judgments and Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Accordingly, our actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 2 of the notes to our consolidated financial statements, and of those policies, we believe that the following accounting policies involve the greatest degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.

Revenue recognition. We derive our revenue from the sale and delivery of online advertising impressions, through vehicles such as pop-under, pop-up and slider ads, and pop-under search results from our SearchScout service, to users within the GAIN Network. Revenue is recognized in the period the advertising services are delivered to the advertising customer provided there is persuasive evidence of arrangement, the price to the advertising customer is fixed or determinable and collectibility is reasonably assured. We generally recognize revenue during the period our services are rendered to our advertising customers, based on agreed upon rates as specified in the underlying agreements. In addition, we perform credit reviews to evaluate a customer’s ability to pay. If we determine that collectibility is not reasonably assured, revenue is recognized as cash is collected.

The majority of our agreements with our advertising customers rely on impression and click-through data from our systems for billing purposes. For some of our agreements, we rely on our customers to report campaign performance to us, particularly those where the billable rate is determined by a revenue share arrangement. For our other advertising agreements, we rely on third-party Internet reporting services.

Advertising and distribution expenses. Advertising and distribution expenses are included in sales and marketing expenses and consist primarily of advertising fees paid to websites for the promotion of our software products, fees paid to third parties who distribute their own software products with which our GAIN AdServer software is included and costs to promote our services to advertisers. In general, these costs are expensed as incurred. An exception is our agreement with Sharman Networks, under which we made an advance payment that is recoupable against future revenue sharing payments. The advance payment is capitalized on our balance sheet as a prepaid expense as of December 31, 2003.

Accounting for internally-developed software. We account for internally-developed software in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” We capitalize internal computer software development costs incurred during the application development stage, which is characterized by software design and configuration activities, coding, testing and installation. Capitalization of software costs ceases when the software implementation is substantially complete and the software is ready for its intended use. At that point, the capitalized costs are amortized to cost of revenue, sales and marketing expense and/or general and administrative expense, based on usage, over the software’s estimated useful life (generally one year) using the straight-line method. Training costs and maintenance are expensed as incurred while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. The estimated useful life is based on technical and marketing management judgment as to the product or feature life cycle.

When events or circumstances indicate the carrying value of internal use software might not be recoverable, we assess the recoverability of these assets by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flows. The amount of impairment, if any, is recognized to the extent that the carrying value exceeds the projected discounted future operating cash flows and is recognized as a write down of the asset. In addition, if it is no longer probable that computer software being developed will be placed in service, the asset will be adjusted to the lower of its carrying value or fair value, if any, less direct selling costs. Any such adjustment would result in an expense in the period recorded. Based on our assessment as of December 31, 2003, we determined that no such impairment of internal-use software existed.

Accounting for stock-based awards. Pursuant to Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock-Based Compensation,” we account for employee stock options under Accounting Principles Board Opinion, or APB, No. 25, “Accounting for Stock Issued to Employees,” and follow the disclosure-only provisions of SFAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of our shares and the exercise price of options to purchase that stock. For the purposes of estimating the compensation cost of our option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Because there has been no public market for our stock, our board of directors has determined the fair value of our common stock based upon several factors, including, but not limited to, our operating and financial performance, private sales of our common and preferred stock between third parties, issuances of convertible preferred stock and third-party valuations. We amortize the deferred compensation charges on an accelerated basis by charges to operations over the vesting period of the options or restricted stock, consistent with the methods described in FASB Interpretation No. 28. As of December 31, 2003, we had an aggregate of $8.5 million of deferred stock-based expense remaining to be amortized. We currently expect this balance to be amortized as follows: $5.2 million in 2004; $2.4 million in 2005; $800,000 in 2006; and $80,000 in 2007. We have elected not to record stock-based expense when employee stock options are awarded at exercise prices equal to the estimated fair value of our common stock at the date of grant. The impact of expensing employee stock awards using the Black-Scholes option-pricing model is further described in Note 2 of the notes to our financial statements.

We award a limited number of stock options and warrants to non-employees. We account for non-cash stock-based expense issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Pronouncement No. 96-18, “Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” For these options and warrants, we recognize the stock-based expense over the service period of the underlying awards, based on an estimate of their fair value on the vesting dates using the Black-Scholes option-pricing model. As of December 31, 2003, we had recognized compensation expense on all options and warrants issued to non-employees.

Accounting for income taxes. In preparing our consolidated financial statements, we assess the likelihood that our deferred tax assets will be realized from future taxable income. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Changes in the valuation allowance are included in our statement of operations as provision for (benefit from) income taxes. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets.

In determining that it was more likely than not that we would realize our deferred tax assets in the carryforward period, we evaluated the following factors:

•	our historical trends related to revenue growth;

•	our expansion plans for international sales operations; and

•	our net operating loss carryforwards.

As of December 31, 2002, we had recorded a full valuation allowance against our deferred tax assets, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. As of December 31, 2003, we released our valuation allowance because, based upon our recurring level of profitability, we believe that it is more likely than not that we will be able to utilize our deferred tax assets before they expire. Accordingly, we reversed an $11.6 million valuation allowance in the quarter ended December 31, 2003, which resulted in an $8.6 million tax benefit in our consolidated statement of operations for the year ended December 31, 2003.

Although we believe it is more likely than not that we will realize our net deferred tax assets, there is no guarantee this will be the case as our ability to use the net operating losses is contingent upon our ability to generate sufficient taxable income in the carryforward period. Periodically, we will be required to reassess our ability to realize the benefit of our net deferred tax assets. If we were to conclude it is more likely than not that we would not realize the benefit of our net operating losses, we may have to re-establish the valuation allowance and may therefore record a significant charge to our results of operations.

Recent Accounting Pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation, or FIN, No. 45, and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the Statement, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. We do not currently have any instruments that meet the definition of a derivative, and therefore, the adoption of this Statement has had no effect on our consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some circumstances) financial instruments that fall within its scope because these financial instruments embody an obligation of the issuer. Many of these instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 standard did not have a material impact on our financial position or results of operations.

In December 2003, the SEC released Staff Accounting Bulletin, or SAB, No. 104, “Revenue Recognition.” SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. We have assessed the impact of SAB 104 and concluded that our adoption of SAB 104 did not have a material impact on our financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46-R (revised December 2003), “Consolidation of Variable Interest Entities” to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

•	Special-purpose entities, or SPEs, created prior to February 1, 2003. We must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

•	Non-SPEs created prior to February 1, 2003. We are required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

•	All entities, regardless of whether an SPE, created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003.

The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact our consolidated financial position, consolidated results of operations, or liquidity. We believe that the adoption of FIN 46-R will not have a material impact on our financial position or results of operations.

Qualitative and Quantitative Disclosures about Market Risk

As of December 31, 2003, we had cash, cash equivalents and both fixed and variable interest rate short-term investments of $25.9 million, which we held solely for non-trading purposes. The fixed rate investments may be subject to fair value risk and could decrease in value if market interest rates increase. A hypothetical increase in market interest rates by 10% from the market interest rates at December 31, 2003, would not cause the fair value of these short-term investments to change by a material amount. The variable rate investments may be subject to interest rate risk and a hypothetical decrease in market interest rates by 10% from the market interest rates at December 31, 2003, would not cause the interest income generated by these short-term investments to change by a material amount. Declines in interest rates over time will, however, reduce our interest income.

Although payments for our services are in U.S. dollars, our financial results could be affected by factors such as changes in foreign currency rates or weak conditions in foreign markets. A strengthening of the dollar could make our services less competitive in foreign markets and therefore could reduce our revenue. In the future, some portion of our revenue and costs may be denominated in foreign currencies. To date, exchange rate fluctuations have had little impact on our operating results.

BUSINESS

Overview

We pioneered, developed and operate a leading online behavioral marketing platform that enables us to deliver, manage and analyze highly targeted online advertising campaigns. We target our advertisements to specific segments of our large permission-based audience of users based on a broad range of anonymously identified behaviors exhibited across the Internet. These behaviors include a number of commercial behaviors and lifestyle indicators that suggest commercial interests and purchase intent and are therefore valuable to advertisers. Since the launch of our services in 2000, we have grown rapidly by attracting a large number of advertisers and users. Our audience currently consists of more than 43 million users worldwide, and in 2003 our direct and indirect customers included approximately 425 advertisers, including many leading online advertisers such as Cendant, FTD, Netflix and Orbitz. Our goal is to leverage our online behavioral marketing platform to become one of the leading marketing services providers in the world.

Marketing is one of the largest industries in the United States and globally, consisting of mass-media advertising channels, such as television, radio and print, as well as direct marketing channels, such as direct mail, telemarketing, and catalogs. Despite the size and growth of the advertising and direct marketing industries, campaign effectiveness has been constrained by a number of factors. These factors include a limited ability to identify and isolate target market consumers, optimize delivery timing and measure the effectiveness of ad spending.

The Internet has emerged as a powerful mass medium and is beginning to have a profound impact on the marketing industry. The Internet differs from traditional advertising and direct marketing channels in two fundamental ways that can help enable highly-targeted online marketing on a large scale. First, the Internet is a two-way interactive medium, which offers the potential to help identify and target the commercial interests of an individual user. Second, the Internet is a mass medium for both viewing content and transacting commerce, which helps enable the delivery of marketing messages when consumers are actively shopping for a product or service. However, much online advertising still suffers from similar limitations as traditional mass media advertising and fails to take full advantage of the opportunities offered by the Internet for more targeted and effective advertising.

Our platform is designed to address the limitations of both traditional and online marketing by enabling advertisers to deliver highly targeted and effective online advertising campaigns to our audience and to analyze and enhance the effectiveness of these campaigns. Key advantages of this platform and solution include the ability to anonymously identify, gather and analyze a broad range of online behaviors across the Internet, to target users based on their exhibited behaviors and to deliver advertisements to those users at an optimal time for influencing purchase decisions and to measure, analyze and enhance campaign effectiveness.

We display ads through our proprietary online advertising network, the GAIN Network, which reaches our large, permission-based online audience. We attract our audience by including our GAIN AdServer software with consumer software products that are offered free of charge to Internet users in exchange for permission to display our targeted advertisements. Our GAIN Publishing unit publishes some of these software products, such as DashBar, Date Manager, Gator eWallet, Precision Time, WeatherScope and WebSecureAlert. We also enter into strategic relationships to include our GAIN AdServer software with free software products offered by third-party publishers, including DivXNetworks, iMesh and Sharman Networks, which publishes the KaZaA Media Desktop. For the year ended December 31, 2003, we generated revenue of $90.5 million, substantially all of which came from the sale of online advertising.

Industry Background

Advertising and Direct Marketing

The marketing industry includes mass-media advertising channels, such as television, radio and print, that generally enable broad dissemination of advertisements, as well as direct marketing channels, such as direct mail, telemarketing and catalogs, that typically attempt to target individual consumers with particular offers. The intent of direct marketing is to help advertisers identify and target individual consumers and influence their commercial behavior. Direct marketing has increased over the past several years as advertisers have attempted to enhance the focus, targeting and effectiveness of their advertising.

Challenges of Traditional Advertising and Direct Marketing

In traditional mass media advertising and direct marketing, campaign effectiveness has been limited by a number of factors, including:

Limited ability to identify and isolate target market consumers. Traditional advertising and direct marketing channels are largely dependent on demographic targeting. While advertisers can target desired demographics through traditional media advertising channels, demographics are generally an imprecise and inefficient means of targeting. For example, an auto manufacturer might run a television commercial for a new sport utility vehicle during a sporting event to target 25-34 year-old male viewers, a segment with relatively high statistical correlation to sport utility vehicle, or SUV, buyers. Ideally, however, an advertiser would prefer to advertise to consumers demonstrating an interest in purchasing an SUV.

Limited ability to optimize delivery timing and context. Traditional advertising and direct marketing channels generally do not enable advertisers to deliver their marketing messages at a time and in a context that is optimal for influencing purchase decisions and other commercial behavior. For example, a car insurance company might purchase a 30-second radio advertisement to market the benefits of that particular insurer. While many people in the radio audience are potential auto insurance customers, few people in the audience are actively shopping for auto insurance at that particular moment. Ideally, an advertiser would like to deliver its marketing message when a consumer is actively shopping for a related product or service.

Limited ability to measure effectiveness of ad spending. Television, radio and print represent one-way communication media, where content is distributed from the programmer or publisher to the audience. Consumer response rates to advertisements in these media are therefore difficult to accurately identify, measure and analyze. Relatively little commerce is conducted via these media, which exacerbates the challenge of tracking conversion rates from advertisements to purchase activity. For example, an airline that posts an ad on a highway billboard, places an ad in a magazine or airs a television commercial promoting its new non-stop service has little means to directly track the effectiveness of these advertisements.

Waste. Traditional advertisers generally need to display their advertisements to a much larger audience than the particular segment (such as business travelers) that is being targeted. Even among the targeted segment, a significant amount of advertisements are not viewed and a significant amount of direct marketing material goes to waste. For example, a credit card company might send out a demographically-targeted direct mailing campaign to attract new card members. While many people to whom the mailing is addressed may be potential credit card customers, a significant number of the addressees will never even open the mailing to see the ad. Similarly, a hotel company might purchase a full-page ad in the business section of a newspaper hoping to attract more business travelers to its hotels. Many of the newspaper’s readers, however, may not see the ad because they may not read that section of the newspaper where the ad is run.

Online Advertising Market

The Internet has emerged as a powerful mass medium for information, communications and commerce, with over 204 million Internet users in the United States alone as of February 2004, according to Nielsen/NetRatings, an industry research firm. Following two years of decline, online advertising represented an estimated $7.2 billion market in the United States in 2003 according to Interactive Advertising Bureau, an industry trade group, in its Interactive Advertising Revenue Report. Forrester Research, a market research firm, projects that the online advertising market will grow at a 17.5% compound annual growth rate over the next five years to reach $15.6 billion during 2008. Key drivers of growth in the online advertising market include increased share of the overall advertising market, increased Internet and broadband use, and the proliferation of more targeted and effective online advertising delivery vehicles and formats, such as paid search and behavioral marketing.

The Internet differs from traditional advertising and direct marketing channels in two fundamental ways that could help enable highly-targeted online marketing on a large scale. First, as opposed to largely passive media such as radio and television, where information is broadcast to consumers, the Internet is a two-way medium through which information is exchanged interactively between businesses and consumers. Even very basic interactions with consumers, such as noting which web pages a consumer views, offer the potential to help identify and target the commercial interests of that consumer. Second, as opposed to content-oriented media, such as print publications and television, the Internet is a mass medium for both viewing content and transacting commerce. This characteristic can enable the delivery of marketing messages at the optimal time and in the optimal context — when consumers are actively shopping for a product or service.

One of the key growth drivers in online advertising is the proliferation of more targeted, measurable and effective online advertising vehicles and formats. The most significant example of this to date is paid search, which enables the delivery of advertising to a consumer who demonstrates a commercial or other interest by entering a particular search keyword or phrase. The paid search market in the United States has increased from approximately $927.0 million in 2002 to approximately $2.0 billion in 2003, according to eMarketer, an industry research firm. The paid search market is projected to grow at a 24.0% compound annual growth rate over the next five years to reach an over $5.6 billion market in 2008, according to Forrester Research.

Challenges of Online Advertising

Despite the promise of the Internet for enabling highly-targeted marketing on a large scale, many forms of online advertising still suffer from similar limitations as traditional mass media advertising and fail to take full advantage of the opportunities offered by the Internet for more targeted and effective advertising. According to a study by DoubleClick, an online marketing technology business, the average click-through rate on non-rich media online advertisements across the Internet was approximately 0.3% during the third quarter of 2003. Average cost per impression, or CPM, rates for online advertising have fallen from approximately $2.60 in 2001 to approximately $1.93 in 2003, according to industry research firm Jupiter Research.

Existing means of online advertising face significant challenges, including:

Limited ability to identify and target consumer behavior. Portals and other online media networks employ server-based ad delivery software that relies on user identification tags known as “cookies” to track consumer behavior for ad-targeting purposes. Cookies can only identify consumer behavior within the context of a particular online media network, which is usually only a fraction of any particular consumer’s activity across the Internet. An Internet portal can only track the web pages that a consumer views across its network of websites, but cannot track the pages viewed and other behavior for that consumer across the rest of the Internet. Because much commercial activity on the Internet takes place through traditional e-commerce sites such as Amazon.com, eBay and Walmart.com, an online media network’s profile for each consumer generally has too little information to optimize ad targeting. Further, while paid search represents a targeted and effective form of advertising, a consumer’s activity at a particular search engine represents only a small fraction of that consumer’s overall Internet usage and indications of commercial interest. Consumers, particularly those who frequently make online purchases, often view a merchant’s website by entering the web address into the Internet browser software directly or by other non-search driven means.

Limited ability to optimize delivery timing and context. Portals and other online media networks are limited to delivering ads to consumers during the time a consumer is viewing web pages displayed by that network, which frequently may not be the optimal time for influencing commercial behavior and purchase decisions as consumers may not be actively searching or shopping for a product at that time.

Limited ability to measure conversion rates and effectiveness. The Internet enables online merchants to measure the effectiveness of their campaigns through both click-through rates, which measure the average number of consumer clicks on ads per hundred ad impressions, and conversion rates, which measure the percentage of consumers who take a desired action, such as purchasing, subscribing for or downloading products or services. However, portals and other online media networks generally can measure the effectiveness of an advertisement based only on click-through rates. Portals and online media networks have only a limited ability to track purchases resulting from advertisements sold and are generally unable to track purchases that were not completed immediately following a click on an advertisement. This limitation inhibits the ability of portals and other media networks to optimize the pricing of their advertising.

Privacy concerns. Consumers, regulators and other privacy advocates have expressed strong concerns about potential linkages of consumer online behavior with personally identifiable information such as a person’s name, address, email address, credit card number or telephone number. Personally identifiable information can be highly valuable to advertisers because it allows them to market across different channels or target an individual consumer with personalized, and consequently more effective, messages and offers. While the Internet represents a unique platform for gathering and employing personally identifiable information for marketing purposes, the collection of personally identifiable information raises potential privacy and data security issues.

Our Solution

We pioneered, developed and operate a leading online behavioral marketing platform that enables us to deliver, manage and analyze highly-targeted online advertising campaigns. We target our advertisements to specific segments of our large, permission-based audience of users based on a broad range of anonymously identified behaviors exhibited across the Internet. Specific advantages of our platform and solution include:

Ability to anonymously identify, gather and analyze a broad range of online behaviors across the Internet. Through our proprietary GAIN AdServer software which is included with software products installed on a user’s personal computer, we can anonymously identify a broad range of online consumer behaviors exhibited by our users across the Internet. Unlike server-based online marketing approaches that employ “cookies” to track consumer behaviors, our client-based approach is not limited to identifying those behaviors exhibited while viewing web pages within a particular online media property or network. We can identify a broad range of behaviors that are valuable to advertisers because they suggest commercial interests and purchase intent. These behaviors include commercial behaviors, such as a user researching and shopping online for a personal computer, and lifestyle indicators, such as a user viewing web pages about planning a wedding. Anonymously identified behavioral data is gathered in a central database, analyzed by our proprietary software tools for key trends and statistics and maintained to be used for ad targeting purposes.

Superior targeting capabilities. We can target consumers that exhibit specific online behaviors. For example, an electronics retailer may want to target consumers that have researched or shopped for a DVD player within the past month. We can also target on the basis of competitive data. For example, an online travel site advertising with us can target users that frequently purchase airline tickets through websites other than the advertiser’s. Superior targeting capabilities can result in higher click-through, conversion and advertising pricing rates.

Enhanced delivery timing. To maximize campaign effectiveness, we can display advertisements at various points throughout the purchase cycle, from initial research to time of purchase. For example, we can display advertisements for an online travel company offering Hawaiian vacation packages either when a consumer is viewing websites relating to Hawaiian tourism or comparison shopping for airfares to Hawaii through various online travel sites.

Ability to measure, analyze and enhance campaign effectiveness. Through our proprietary software, we can anonymously identify commercial behavior for the purpose of measuring, analyzing and improving campaign effectiveness. For example, when we have displayed ads from a mortgage lender to consumers shopping for a home loan, we can demonstrate to the advertiser the effectiveness of the campaign by providing anonymous click-through and conversion rate data for the campaign. We can also provide in-depth analyses with competitive comparison data. For example, we can provide a telecommunications company with an analysis that highlights that advertisers’ market penetration, market share, customer loyalty and purchase rates among our users compared to other telecommunications companies. We also work with advertisers to help manage and maximize the effectiveness of campaigns by leveraging the analysis provided by our platform.

Network scale. With a current worldwide audience of over 43 million users in the GAIN Network, we enable advertisers to target significant numbers of users even in narrowly defined segments, such as prospective new SUV purchasers.

Robust, proprietary technology. The key components of our online behavioral marketing platform are based on proprietary, internally-developed software. Examples include our GAIN AdServer software, advertising campaign management tools, marketing analytics tools, software distribution technology and other software products.

Consumer privacy. In order to protect our users’ privacy, we do not identify or collect any personally identifiable information of our users. All of the behaviors that we identify, collect and analyze are anonymous. Users are identified only by random identification numbers assigned by us and behaviors are ascribed and advertisements delivered based on these identification numbers. In addition, we have designed our GAIN AdServer software to not interfere with other applications on users’ computers. For those users who wish not to have our GAIN AdServer software installed on their computers, we have created procedures designed to enable easy uninstallation. We are sensitive to the privacy concerns expressed by consumers, government and consumer advocacy groups and believe we have established best practices designed to respect consumer privacy.

Our Strategy

Our goal is to leverage our online behavioral marketing platform to become one of the leading marketing services providers in the world. Key elements of our strategy for achieving this goal include:

Increase number of behaviorally-targeted advertisements delivered by expanding our audience and increasing the range of online behaviors that we can anonymously identify. We intend to maintain and expand our audience by providing new consumer software products that include our GAIN AdServer software through a combination of increased internal development activities, marketing and distribution partnerships and potential acquisitions. We also intend to broaden the range of commercial behaviors we can anonymously identify. We believe these two factors will be key drivers of our ability to increase the volume of behaviorally-targeted advertisements we deliver.

Increase number of advertisers and revenue per advertiser. We intend to continue to increase our advertiser base and capture more spending per advertiser through increasing investment in sales and marketing, penetration of new advertiser industry sectors, continuing to demonstrate and enhance the effectiveness of our advertisements and expanding the applications of our platform.

Extend applications of our platform. While we have built a leading online marketing business based primarily on revenue from the GAIN Network, we are focused on expanding and diversifying into other applications of our platform. For example, we are developing BehaviorLink, an advertising service that we expect will enable us to display behaviorally- targeted banner and other display ads to our users through existing advertising placements on the web pages of partner sites.

Expand internationally. In 2003, approximately 85% of our revenue was derived from the United States and 15% was derived internationally. While we expect to continue to derive the majority of our revenue from the United States, a key part of our strategy is to grow our business in key international markets where we have a sufficient concentration of users and advertisers. Consistent with this strategy, we recently established sales operations in London and Tokyo.

Continue to increase awareness of behavioral marketing and our best practices and advocate the adoption of industry standards. We are sensitive to the privacy and other concerns of consumers, government and consumer advocacy groups and believe we have established best practices designed to ensure that the anonymity, privacy and security of our users are respected. We are dedicated to educating and informing consumers, government agencies and other constituencies about behavioral marketing and best practices. We will continue to advocate the establishment and adoption of industry standards by online marketers for respecting the privacy and other concerns of consumers.

Advertiser Services

We deliver online advertisements through the GAIN Network, which currently reaches an audience of over 43 million users enabled with our GAIN AdServer software. We offer the following advertiser services:

•	Consumer targeting. Our proprietary technology allows us to anonymously identify consumers exhibiting specific commercial behaviors and lifestyle indicators and to display targeted advertising to these consumers. Our ability to target, based on historical and real-time behavior, allows advertisers to effectively display contextual messages to our user base.

•	Ad delivery. We display online advertisements through a variety of vehicles, including “pop-under” ads, which open in the background of a user’s desktop, “pop-up” ads, which open in the foreground of a user’s desktop, and “slider” ads, which emerge from the lower right corner of the desktop and close automatically. Our online ads can include rich media formats, such as animation, video and sound.

•	Enhanced delivery timing. Through our proprietary technology, we can display advertisements based upon real-time consumer behavior, which allows advertisers to target consumers at various points during their online purchase cycle, from the time of search until purchase. This ability to deliver targeted advertisements to consumers at any time allows advertisers to time marketing messages to influence purchase decisions.

•	Advertising campaign management. Our sales and marketing teams partner with advertisers to develop comprehensive online advertising campaigns. We also proactively monitor and adjust the performance of various aspects of an advertiser’s campaign on an ongoing basis to optimize effectiveness.

•	SearchScout. Our SearchScout service delivers a pop-under page of paid listings in response to commercial keyword searches. For example, if a user executes a search for “airline tickets” using a search engine, SearchScout delivers a pop-under page of paid listings for the same keyword. SearchScout can also deliver a pop-under page of paid listings when a consumer exhibits certain commercial behaviors, such as viewing a travel website. Presently, Overture is the provider of the paid listings delivered by our SearchScout service.

•	Research and analytics. We provide cost-effective customized marketing research and anonymously aggregated web usage data to advertisers. In addition, we use proprietary tools to provide detailed analytics that enable advertisers to create more effective and efficient marketing campaigns. These analytics allow advertisers to plan tailored marketing campaigns focused upon maximizing their return on investment. Additionally, through our Feedback Research division, we provide detailed analysis on customer loyalty, insights into which consumers are responding to advertisements and optimal media placement locations for advertisers.

Our Audience

Our worldwide audience, which currently includes more than 43 million active users, is one of the largest permission-based advertising audiences on the Internet. Our active user count refers to the number of personal computers enabled with our GAIN AdServer software that have interacted with our network within the past 30 days. We have a high turnover rate in our audience. We believe the first 30 days immediately following a new installation of a software product that includes our GAIN AdServer software is, in effect, a trial period, and we believe that, on average, only approximately one-half of these new installations will remain active after the initial 30-day period. New users can comprise a material percentage of our user base at any given time, particularly at times when we are actively trying to expand our user base, such as after we have introduced a new software product, launched a large marketing campaign or entered into a new distribution relationship with another software publisher. Even after the initial period of peak user turnover, each month many users uninstall the software product that includes our GAIN AdServer software.

We and third-party software publishers offer free software products to Internet users in exchange for permission to display advertisements from the GAIN Network when those users are viewing web pages. The ads are displayed by our GAIN AdServer software, which is included with these software products.

GAIN Publishing

Our GAIN Publishing group develops and publishes software products designed to attract users to the GAIN Network. Our current roster of GAIN Publishing software products include the following:

Product	Description

DashBar	Enables users to conduct a search from their browser using a toolbar

Date Manager	Displays current date in the system tray of a user’s computer, provides one click access to a calendar, and allows user to quickly set reminder alerts

Gator eWallet	Enables users to store in a digital wallet on their computer log-in IDs, addresses, emails and related information for repeated usage

Precision Time	Synchronizes a user’s computer clock with the U.S. Atomic Clock

WeatherScope	Displays local temperatures in the system tray of a user’s computer

WebSecureAlert	Helps protect the privacy and security of user information, including purging web history files and notifying the user of certain changes to browser settings

We offer our GAIN Publishing software products to consumers free of charge when included with our GAIN AdServer software and recently we began offering consumers the option to purchase the software products without the display of advertising for a fee. When the free versions of our GAIN Publishing software products are downloaded, users grant us permission to install our GAIN AdServer software on their personal computers and to display advertisements based upon the web pages that users view and other indicia of our users’ interests in the products or services offered by our advertisers. To date, substantially all of those who install our GAIN Publishing software products have elected to receive the free ad-supported versions. GAIN Publishing continually seeks to identify, develop and/or acquire new software products that will attract additional users to the GAIN Network. We sell and market our GAIN Publishing software products primarily through web advertisements.

Third-Party Software Publishers

We have also entered into relationships with third parties that distribute our GAIN AdServer software with their own software, including DivXNetworks, iMesh and Sharman Networks, the publisher of the KaZaA Media Desktop.

The third-party software publishers typically offer consumers free versions of their software products that include our GAIN AdServer software. When the free versions of these third-party software products are downloaded, users grant us permission to install our GAIN AdServer software on their personal computers and to display advertisements based upon the web pages that users view. Typically a third-party software publisher receives a portion of the advertising revenue attributable to users obtained through that publisher.

Uninstalling our GAIN AdServer Software

Our GAIN AdServer software is designed to remain installed on a user’s personal computer so long as one or more of the GAIN-supported software products remains installed. If all of the GAIN-supported software products are uninstalled from a personal computer, our GAIN AdServer software is designed to remove itself automatically from that personal computer.

User Consent, Privacy and Attribution Policies

We adhere to user consent, privacy and attribution policies that we believe are among the most stringent in the industry. Prior to installing the software product including our GAIN AdServer software, all of our users must explicitly grant us permission to display advertisements to them. We believe obtaining this permission is critical to creating a positive user experience and maintaining the quality of the GAIN Network. We inform our users when major updates of our software occur, particularly when the functionality of our software changes.

It is our policy to identify all of the ads we serve, making it easy for users to identify content originating from the GAIN Network. All of our pop-up ads and slider ads and many of our pop-under ads carry five unique identifiers:

•	GAIN label on the Windows title bar;

•	GAIN logo at the bottom of the web page or advertisement;

•	information describing the origin of the advertisement appearing at the bottom of the advertisement;

•	a link at the top of the advertisement that provides the user additional information about GAIN Network advertisements and software products on a separate pop-up screen; and

•	a “more info” link on the bottom of all pop-up and slider advertisements.

For these ads, users can click on a link at the bottom of the advertisements to learn more about the source of the ad and to receive information regarding our software. If a user wishes to discontinue using our software, we provide a link in these ads and the Windows programs folder to information that guides the user through the uninstall process.

Protecting our users’ privacy is one of our key priorities. In accordance with our privacy policy, which we also incorporate into our user agreement, we do not collect any personally identifiable information such as a user’s name, address, email address, credit card number or telephone number.

Customers

During 2003, we generated the majority of our revenue from GAIN Network online advertising, including direct or indirect sales to approximately 425 advertisers from diverse industries including online travel, retail/e-commerce, financial services, telecommunications and online personals. The following is a list of our top vertical markets, other than the search market, in the U.S. and the top advertisers in each of these markets for 2003:

Travel	Retail	Personals
Cendant Corporation Orbitz, Inc. priceline.com Incorporated Travelocity.com LP	Buy.com Inc. FTD.com, Inc. Netflix, Inc. Shopping.com	AmericanSingles.com (Matchnet PLC) Date.com Inc. eHarmony.com Inc. Matchmaker (Lycos, Inc.)

Financial Services	Telecommunications
Amerix Mortgage Corporation ING Direct Securities Inc. LowerMyBills.com Inc. RateMyMortgage, Inc.	goZing.com inPhonic, Inc. Motorola, Inc. Sprint Corporation

For the year ended December 31, 2003, we derived approximately 31% of our revenue from Overture, which we consider part of the search market.

Sales and Marketing

We market our services to advertisers through our sales organization. As of December 31, 2003, we had 23 sales representatives. In the United States, we currently have sales operations located at our headquarters in Redwood City, California and in other cities, including Austin, Chicago, Detroit, Los Angeles and New York. Internationally, we have sales operations in London and Tokyo. We intend to expand both our domestic and international sales and marketing efforts.

We conduct comprehensive marketing programs to support our direct sales efforts, promote our GAIN Publishing software products and increase awareness of the Claria brand. These programs include targeted public relations, online advertisements, print advertisements, direct mail campaigns, industry seminars, trade shows, and ongoing customer communications programs.

Key Strategic Relationships

Overture Services

Beginning in March 2003, we entered into agreements with Overture, which was subsequently acquired by Yahoo!, under which Overture provides us with paid listings for our SearchScout service. We share the advertising revenue generated by Overture when a user clicks on one of these paid listings. These agreements expire in September 2007, and the parties may terminate the agreements prior to expiration under certain circumstances, including failure to achieve specified levels of performance, breach of the agreement and litigation. For 2003, we derived approximately 31% of our revenue from Overture.

Sharman Networks

In September 2003, we entered into an agreement with Sharman Networks Ltd., which publishes the KaZaA Media Desktop, a file sharing software program. Under the agreement, our GAIN AdServer software is included with the free version of the KaZaA Media Desktop. We share with Sharman Networks the revenue we generate by displaying advertisements to KaZaA users. Under the agreement, the percentage of advertising revenue we pay to Sharman

Networks is netted against an initial prepayment we made and the monthly advance payments we make based on the preceding month’s performance report. The agreement expires in September 2008 and is renewable for successive two-year terms unless either party gives 60 days written notice before the end of the renewal term. Starting in March 2005, Sharman can terminate if our payments to them do not reach specified levels, and starting in September 2006, Sharman can terminate for any reason upon 60 days notice. The parties may terminate the agreement under other circumstances, including if payments do not reach certain specified levels or if the number of software downloads do not meet specified levels. We have certain rights of exclusivity under the agreement over Sharman Network’s distribution of, affiliation with or promotion of products that compete with our GAIN AdServer software. We acquire a significant portion of our new registered users through downloads of the KaZaA Media Desktop.

Technology and Infrastructure

GAIN AdServer Software

Our GAIN AdServer software is installed with GAIN-supported software applications, including those developed internally and by third party software publishers. AdServer anonymously identifies a user’s commercial behavior and lifestyle indicators, interfaces with our database and server-based analytics tools and employs a complex set of contextual rules to select and display targeted advertising.

Some of the key behaviors collected by GAIN AdServer software include navigation metrics, search behavior, advertising display data, click-through and conversion metrics and geographic data. This data is tracked on an anonymous basis and does not include any personally identifiable information. Using proprietary algorithms, data collection is designed to exclude certain irrelevant information, and this data is subsequently transmitted to our servers. Our GAIN AdServer software is designed to minimize consumption of the processing resources and communication bandwidth of a user’s personal computer.

Installation of GAIN AdServer software is initiated through installing software products from one of various distribution programs and requires acceptance of a user agreement incorporating our privacy policy. Our installation process is designed to minimize the impact on the user’s available bandwidth through a gradual installation process using our proprietary technology. After initial installation, GAIN AdServer software automatically detects and downloads any available upgrades. GAIN AdServer software is designed to remain installed on a personal computer so long as one or more GAIN-supported software products remain installed on the personal computer. Additionally, the software includes tools that allow users to see at any time the list of GAIN-supported products they have installed.

Campaign Management Tools

Our campaign management tools compile and manage the various elements of advertising campaigns, including targeted behavior, insertion orders, display rules and creative formats. These tools are used by our sales organization to service our advertising customers.

Marketing Analytics Tools

Our proprietary analytics and reporting tools enable us to analyze user behavior, measure and improve campaign effectiveness and analyze internal performance. For example, our sales team uses the detailed analysis provided by these tools to help customers understand user behavior across their competitive landscape and advertising effectiveness across many metrics. Using these tools, we can measure actual consumer conversion rates for many advertisers by tracking user behavior from the point a consumer views a GAIN advertisement through completion of a purchase. Our business development team uses our analytics tools to evaluate the effectiveness of the individual online advertising placements we buy in order to expand our audience.

Server and Database Infrastructure

Our network infrastructure and operations are designed to deliver high availability, performance, security and scalability. We operate co-located server farms in Sunnyvale and Santa Clara, California and Chicago, Illinois. Our network infrastructure is designed to enable us to operate our ad serving business from any one of these facilities should the others be unavailable.

We also operate a scalable, redundant data center with large-scale databases where we store over 60 terabytes of anonymous usage data. We use extensive reporting and monitoring systems to ensure the integrity and availability of our networking infrastructure.

Intellectual Property

We rely on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect our intellectual property rights. We protect our trade secrets by requiring employees, customers and others with access to our proprietary information to execute confidentiality agreements.

We have filed U.S. patent applications, however to date no patents have issued. It is possible that no patents will be issued from our applications or that any future patents that may be issued may be found invalid or unenforceable or otherwise be successfully challenged. It is also possible that any patents issued to us may not provide us with any competitive advantages, that we may not develop future proprietary products or technologies that are patentable, and that the patents of others may seriously limit our ability to do business. We intend to continue to assess appropriate occasions for seeking patent protection for those aspects of our technology that we believe provide significant competitive advantages.

Our U.S. registered trademarks include GAIN, Gator, the Gator eyes logo, Weatherscope and Precision Time. Our unregistered trademarks include Claria, the Claria logo, DashBar, the DashBar logo, Date Manager, EntryPass, the GAIN logo, Gator eWallet, SearchScout and WebSecureAlert. We also use other trademarks that have not been registered in the U.S.

Legal Proceedings

Between November 2001 and May 2003, we became a party to the disputes described below, almost all of which involve allegations that our delivery of online advertisements violates various trademark and copyright rights and constitutes unfair competition under United States federal and state law. The parties identified below who are adverse to us are referred to in this section as the Claimants.

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L.L. Bean, Inc.:  We filed two declaratory judgment actions against L.L. Bean. The first was filed in the U.S. District Court for the Northern District of California on March 19, 2001. The second was filed in the U.S. District Court for the District of Oregon on November 27, 2001 after jurisdictional challenges by L.L. Bean to the Northern California suit were sustained. That jurisdictional decision was subsequently reversed by the U.S. Court of Appeals for the Ninth Circuit in September 2003. On June 26, 2003, L.L. Bean filed an answer and counterclaims against us in one multidistrict litigation proceeding before the United States District Court for the Northern District of Georgia, which we refer to in this section as the MDL proceeding and which is described in detail below. Its counterclaims allege direct and contributory federal trademark infringement, federal unfair competition and false advertising, federal trademark dilution, state trademark infringement, state false advertising, direct and contributory copyright infringement, state unfair competition and deceptive trade practices, unjust enrichment, tortious interference with business relations, trespass to chattels, conversion, intentional interference with prospective economic advantage, computer trespass, enforcement of public right and interest.

•	Six Continents Hotels Inc. and Inter-Continental Hotels Corporation: On November 12, 2002, Six Continents Hotels and Inter-Continental Hotels filed an action against us in the U.S. District Court for the Northern District of Georgia. The complaint alleges federal false designation of origin and unfair competition, direct and contributory federal trademark infringement, federal and state trademark dilution, direct and contributory copyright infringement, deceptive trade practices, state unfair competition, computer trespass, unjust enrichment, and tortious interference with contractual relations and business relations.

•	TigerDirect, Inc.: On December 19, 2002, we filed a suit against TigerDirect in the U.S. District Court for the Northern District of California. On December 20, 2002, TigerDirect filed a separate suit against us in the U.S. District Court for the Southern District of Florida. After the suits were transferred to the MDL proceeding, TigerDirect served an amended complaint. The amended complaint alleges federal and state trademark infringement, federal unfair competition and false designation of origin, federal and state trademark dilution, interference with prospective economic advantage, unjust enrichment, state unfair competition, state deceptive and unfair trade practices, trespass to chattels, conversion, and copyright infringement. Both parties filed competing motions to dismiss, which were stayed pending a resolution of the MDL proceeding.

•	The Hertz Corporation: On January 31, 2003, Hertz filed an action against us in the U.S. District Court for the District of New Jersey. Hertz subsequently filed an amended complaint which alleges federal trademark infringement, federal false designation of origin, direct and contributory copyright infringement, tortious interference, and common law and computer trespass. Hertz filed a motion for a preliminary injunction with its initial complaint. The Court subsequently stayed the entire action pending transfer of it to the MDL proceeding. This action was then consolidated into the MDL proceeding, and Hertz did not renew its injunction motion in the MDL proceeding.

•	True Communication, Inc.: On April 15, 2003, True Communication, Inc. (doing business as Metrodate.com) filed a purported class action on behalf of itself and “all owners in the United States of commercial internet websites that have been obscured by unauthorized advertising placed by” us, in the Superior Court of California for the County of San Mateo. The complaint excludes from the class those entities that have been customers of ours. The complaint alleges unfair business practices under state law, unjust enrichment, trespass to chattels, intentional and negligent interference with prospective economic advantage, and intentional and negligent interference with contractual relations. We removed the action to the U.S. District Court for the Northern District of California on the basis that the claims pleaded were really copyright infringement claims, and the federal courts have exclusive jurisdiction over such claims, and the action was subsequently transferred to the MDL proceeding for consolidation with the other actions. True Communication moved to remand the case back to state court on the ground that the claims asserted in this action were different from those raised in the other cases in the MDL proceeding. The MDL judge presently has the motion for remand under submission for decision by him.

•	Wells Fargo & Company, WFC Holdings Corporation, Quicken Loans Inc.: On May 27, 2003, these entities filed a suit against us in the U.S. District Court for the Eastern District of Michigan. The complaint alleges federal trademark infringement, federal unfair competition and false designation of origin, state unfair competition, violation of Michigan’s consumer protection act, federal trademark dilution, direct and contributory copyright infringement, tortious interference with prospective economic advantage, and trespass to chattels.

•	Settled or Dismissed Cases: Five other cases filed against us that became part of the MDL proceeding and that asserted similar claims against us are no longer pending. We settled claims filed by Extended Stay America, Inc., Pricegrabber.com, LendingTree, Inc., and United Parcel Service of America, Inc. Overstock.com voluntarily dismissed its claims against us.

In April 2003, a number of lawsuits that were then pending against us were consolidated for pre-trial purposes in the MDL proceeding. The Hertz, Wells Fargo, WFC Holdings, Quicken Loans, and True Communication actions were subsequently consolidated with the MDL proceeding. Extended Stay America, Overstock.com, Pricegrabber.com, LendingTree, and United Parcel Service of America actions were also transferred to the MDL proceeding, but were subsequently either settled or voluntarily dismissed. Currently, only the Six Continents Hotels, Inter-Continental Hotels, L.L. Bean, TigerDirect, Hertz, Wells Fargo, WFC Holdings, Quicken Loans and True Communication actions remain pending in the MDL proceeding. True Communication’s motion to remand its case to the California state courts remains pending, and certain of the other parties adverse to us in the MDL proceeding filed papers in support of True Communication’s request that its case be remanded. As stated above, that motion is under submission for decision. In the event that True Communication’s motion is granted, we would then be required to defend that action in California state court. There also is the potential for other, new actions in other jurisdictions, which could cause us to become subject to different or conflicting rulings on pre-trial motions, including preliminary injunctions and summary judgment motions.

The claims asserted by the various Claimants essentially allege that the display of our advertisements at the same time as our users are viewing the Claimants’ web pages and the means by which those advertisements are displayed violate federal laws relating to trademark, copyright and unfair competition, as well as similar state laws. Under the trademark infringement claims, the Claimants allege that our use of website addresses, or URLs, to trigger the display of advertisements, regardless of the form of the advertisement, is an unauthorized use of the Claimants’ trademarks to the extent those URLs also include the Claimants’ trademark terms, and also that the display of the advertisements is likely to cause confusion in the marketplace or that they constitute false advertising, resulting either in direct or contributory infringement and unfair competition by us. Many of the suits also allege dilution of the distinctiveness of the Claimants’ trademarks. The copyright infringement claims allege that our pop-up advertisements obscure and modify the appearance of the Claimants’ websites and thus infringe the Claimants’ copyrights in their websites, or copy some part of the Claimants’ websites or code making up their website displays. The balance of the non-trademark and non-copyright claims allege that the delivery of advertisements constitutes a variety of torts, including trespass on and conversion of the Claimants’ websites, unfair competition, interference with the Claimants’ actual and prospective business relationships, and, in a few of the actions, computer fraud. The claims are directed to all forms of advertisements that we sell (whether “pop-ups” or “pop-unders”). We have denied the claims and asserted various affirmative defenses, and are vigorously defending ourself against these claims.

Discovery in the MDL proceeding is ongoing and is currently expected to be completed in June 2004. It is presently anticipated that the Claimants will file a consolidated summary judgment motion on the federal claims, and that we will file a cross-motion for summary judgment on the federal claims. The MDL court has stayed any litigation on the state law claims and on any damages claims. The current case schedule provides that cross-motions for summary judgment will be briefed by September 2004. We expect that a hearing will be held during the fourth quarter of 2004, and we do not presently expect a decision on the summary judgment motions to be rendered until at least the first quarter of 2005.

With the exception of the True Communications action, which is a purported class action, the other actions consolidated in the MDL proceeding seek preliminary and permanent injunctions prohibiting us from engaging in any action that would infringe, or would associate, or cause the public to associate, the advertisements delivered by us with, the trademarks and copyrighted websites of the respective named Claimants. The Claimants also variously seek the implementation of corrective advertising, unspecified damages, profits, attorneys’ fees, and delivery of infringing material for destruction. The True Communications action, which True Communication argues asserts claims only under state and common law, seeks injunctive and other relief on behalf of a purported nationwide class of owners and operators of Internet websites but which excludes from the class any entity that has used our advertising services.

In addition to these suits, an action was filed against us on June 25, 2002 in the U.S. District Court for the Eastern District of Virginia by WashingtonPost.Interactive Co., LLC, and others. That suit alleged that we had infringed the copyrights and trademarks of the sixteen named plaintiffs in that action. The plaintiffs simultaneously filed a motion seeking a preliminary injunction, which the court granted on July 16, 2002. The preliminary injunction enjoined us from, among other things, causing our pop-up advertisements to be displayed on any website owned by or affiliated with any of the named plaintiffs, altering or modifying or causing any other entity to alter or modify any part of a website owned by or affiliated with any of the named plaintiffs, infringing or causing any other entity to infringe the plaintiffs’ copyrights or trademarks, and from making any designation of origin that the named plaintiffs were the source or sponsor of our websites or advertising products. In January 2003, the parties entered into a confidential settlement of the lawsuit to the parties’ satisfaction. WhenU.com, one of our direct competitors, was recently similarly enjoined during the pendency of the case in a lawsuit based on similar claims by the U.S. District Court for the Southern District of New York. This decision is currently being appealed. However, there are two other recent decisions issued by federal courts favoring WhenU.com. The U.S. District Court for the Eastern District of Virginia, granted summary judgment in favor of WhenU.com, and the U.S. District Court for the Eastern District of Michigan that found in WhenU.com’s favor and denied the motion for preliminary injunction based upon the same type of claims.

Although we intend to vigorously defend these lawsuits, we are unable to predict the outcome of these lawsuits. Defending these claims has required us to incur significant legal fees and has diverted management’s time from other tasks related to operating the business. In addition, although the actions in the MDL proceeding each only seek relief with respect to the named plaintiffs (with the exception of the True Communication action which purports to speak on behalf of a class if a class is certified) any adverse decision will have a broad impact on our business.

We may not be successful in these lawsuits, and, if we are unsuccessful, we may be required to change our business practices that are currently critical to our ability to deliver contextual advertisements, such as being able to use a website address to trigger the delivery of an advertisement, and we could also be required to pay significant damages. In addition, we could be precluded from delivering some or all of our services. Further, if there were an outcome adverse to us in these proceedings, others could decide to pursue similar claims, which could subject us to litigation in additional courts throughout the United States. It then could be costly and difficult to defend these proceedings, particularly in light of adverse judicial decisions. Even if we are successful in this future litigation, defending the lawsuits may be expensive and may divert management’s attention from other business concerns and harm our business.

The Hertz Corporation recently obtained an interim injunction against us in Germany that prevents us from delivering advertisements while users are viewing the www.hertz.de website. This interim injunction was entered without our being provided an opportunity to contest the injunction. We could contest this injunction, however, we cannot assure you that we will be successful in doing so.

In the future, others could commence litigation related to our business practices in jurisdictions outside the United States. The laws of foreign jurisdictions with respect to these types of claims could differ significantly from United States federal or state law. Accordingly, even if there were a favorable outcome to the current litigation in the United States, this would not necessarily mean that we would be able to prevail in any litigation brought outside the United States.

In addition, we are also subject to various claims and legal actions that arise in the ordinary course of business.

Regulation

There is increasing awareness and concern among the general public and federal and state governments regarding marketing and privacy concerns, including those relating to online marketing. Legislation has been introduced, and in one case enacted, that may limit our ability to distribute or operate some or all of our products and services. In particular, legislation or regulation preventing the display of contextual ads, which generally include ads that are displayed while a consumer is viewing the website of other businesses, or imposing requirements applicable to the online distribution of software would severely restrict our ability to display ads using some or all of our services. For example, the legislature of the State of Utah recently enacted legislation that will become effective on May 3, 2004 that makes the delivery of contextual ads illegal and imposes substantial new requirements for online distribution of software such as our GAIN AdServer software. Unless this Utah legislation is overturned by the courts, we will be precluded from delivering some types of advertisements to our users in Utah. Until this legislation is overturned, we intend to take reasonable measures to ensure that our products and services will not be offered to users in Utah, for example we intend to require users of our GAIN AdServer software to affirm that they are not located in Utah. It may not be possible, however, to rely on such measures as a complete defense to violations of the Utah statute.

Legislation has also been introduced in the U.S. Congress and in some state legislatures that is designed to regulate “spyware,” which does not have a precise definition but is often defined as software installed on consumers’ computers without their informed consent and gathers and may disseminate information about the consumers, including personally identifiable information, without the consumers’ consent. Bills have been introduced in the U.S. Congress to prohibit the installation of software on a computer unless the user of the computer is notified and consents to the installation, such as the Safeguard Against Privacy Invasions Act in the House of Representatives and the SPY BLOCK Act in the Senate. The bill pending in the Senate would also require that reasonable procedures for uninstalling the software be provided. It is possible that this or any future legislation intended to regulate spyware could bring some or all of our services within its purview, which could prevent us from operating or distributing some or all of our services or which could require us to change our business practices.

In addition, foreign legislation has been enacted, and further foreign legislation is pending, that is aimed at regulating the collection and use of personal data from Internet users. For example, the European Union has adopted directives to address privacy and electronic data collection concerns, which limit the manner in which the personal data of Internet users may be collected and processed. Similar legislation, known as the Online Privacy Protection Act, has been introduced in the U.S. Senate and is pending.

The regulatory environment with respect to online marketing practices is rapidly evolving. The Federal Trade Commission, or FTC, has increasingly focused on issues affecting online marketing, particularly online privacy and security issues. For example, on April 19, 2004, the FTC will host a one-day workshop that is open to the public to address the issues surrounding the distribution and effects of spyware. One of the key areas of focus for the FTC is the difference between spyware and ad-serving software, such as our GAIN AdServer software. The enactment of new legislation, changes in the regulatory climate, or the expansion, enforcement or interpretation of existing laws could preclude us from offering some of all of our services or expose us to additional costs and expenses, require substantial changes to our business or otherwise substantially harm our business. Further, additional legislation or regulation could be proposed or enacted at any time in the future, which could materially and adversely affect our business.

Competition

We face competition from other online behavioral marketing companies, other online media and marketing technologies and services companies and traditional advertising and marketing services companies. In particular, we compete for advertisers’ budgets with:

•	companies that offer online behavioral marketing technologies and services, such as WhenU.com;

•	other online marketing technology and service providers, such as 24/7 Real Media, Advertising.com, aQuantive, DoubleClick, FindWhat, LookSmart and ValueClick;

•	online media companies, including AOL, Ask Jeeves, Google, MSN and Yahoo!; and

•	traditional media companies, including television, radio and print.

Because online behavioral marketing is an emerging industry, we expect that we will encounter additional competition from existing and new sources as we expand our service offerings and as the industry develops.

We expect this competition to continue. We believe that our ability to compete depends on many factors both within and beyond our control, including the following:

•	the features of services offered by us or our competitors;

•	pricing of advertising services in our industry;

•	our ability to adapt and scale our services, and to develop and introduce new services that respond to market needs;

•	the different technological, marketing and distribution challenges faced in maintaining our existing user base while expanding this base with new registered consumers;

•	our ability to adapt to evolving technology and industry standards;

•	our sales and marketing efforts; and

•	the relative impact of general economic and industry conditions on either us or our competitors.

We believe that we compete favorably with our competitors on the basis of these factors. For a further discussion, please see “Risk Factors—The market for online behavioral marketing is very competitive, and we may not be able to compete successfully.”

Employees

As of February 29, 2004, we had 190 employees, of which 22 were in operations, 43 were in product and technology development, 95 were in sales and marketing and 30 were in general and administrative. None of our employees is represented by a labor union. We consider our relationship with our employees to be good.

Facilities

Our executive offices, including our principal administrative and marketing facilities, occupy approximately 65,000 square feet of space we have leased in Redwood City, California under a lease that expires in December 2009. We also have sales offices in various locations throughout the United States and in London. We believe that our existing facilities are adequate to meet our requirements for the foreseeable future. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms. We also operate three co-located server farms in Sunnyvale and Santa Clara, California and Chicago, Illinois.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of each of our executive officers and directors as of February 29, 2004.

Name	Age	Position Held
Jeffrey McFadden	50	President and Chief Executive Officer and Chairman of the Board of Directors
Scott Eagle	45	Senior Vice President and Chief Marketing Officer
Anthony Martin	40	Vice President, Software Engineering
Richard Mora	57	Senior Vice President and Chief Financial Officer
Scott VanDeVelde	35	Senior Vice President, Global Sales
Mitchell Weisman	34	Senior Vice President, Corporate Development and Business Development
David Burow (1)(3)	51	Director
Joseph Cutts (1)	40	Director
John Giuliani (2)	42	Director
David Lee (1)	37	Director
Magdalena Yesil (2)	45	Director
Philip Young (3)	64	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Jeffrey McFadden, one of our founders, has served as our President and Chief Executive Officer and as a director since December 1998 and Chairman of the Board of Directors since March 2004. From June 1997 to June 1998, Mr. McFadden served as Chief Executive Officer of Thunderbird Networks, an Internet advertising company. From March 1995 to June 1997, Mr. McFadden was the Vice President of Business Development at Excite, Inc., a web portal company. From August 1994 to March 1995, Mr. McFadden was a consultant. Before joining Excite, Mr. McFadden served as Director of Product Marketing for Sun Microsystems from January 1991 to August 1994. Mr. McFadden began his career as a software developer at General Motors. Mr. McFadden received a B.M.E degree from the General Motors Institute.

Scott Eagle has served in various positions with us since January 1999, including as our Vice President of Marketing and most recently as our Senior Vice President and Chief Marketing Officer. Prior to joining Claria, Mr. Eagle was the Vice President of Marketing at Concentric Network Corporation, a network services provider, from 1996 to 1998. Mr. Eagle received a B.S. degree from the University of Pennsylvania Wharton School of Business.

Anthony Martin has served as our Vice President, Software Engineering since February 1999. From January 1995 to February 1999, Mr. Martin served in various positions at Visioneer, now known as ScanSoft, a software company, most recently as Director of Software Development. Prior to working at Visioneer, Mr. Martin was a Senior Software Architect for the Hewlett-Packard Company, a technology solutions provider. Mr. Martin received a B.S. degree from California Polytechnic University, San Luis Obispo.

Richard Mora has served as our Senior Vice President and Chief Financial Officer since January 2004. From June 2003 to December 2003, Mr. Mora was a philanthropist with educational organizations. From April 2003 to May 2003, Mr. Mora was a Vice President of Synopsys, Incorporated, an automation software and engineering services company, assisting in the transition of the sale of Numerical Technologies, Inc. to Synopsys, Inc. From May 1999 to March 2003, Mr. Mora served as Chief Financial Officer of Numerical Technologies, Inc., a semiconductor software and intellectual property company. From October 2001 to March 2003, Mr. Mora served as Numerical’s Chief Operating Officer. From August 1994 to April 1999, Mr. Mora was Chief Financial Officer and Vice President of Finance at Mattson Technologies, Inc., a semiconductor equipment manufacturer. From June 1998 to May 1999, Mr. Mora was also Vice President and General Manager of the High Temp Products Division at Mattson. Mr. Mora received a B.S. degree from Santa Clara University and is a Certified Public Accountant.

Scott VanDeVelde has served in various positions with us since March 2000, most recently as our Senior Vice President, Global Sales. From 1994 to March 2000, Mr. VanDeVelde was employed by Catalina Marketing, a provider of database marketing and Internet services, most recently as Senior Vice President of Business Development. Mr. VanDeVelde received a B.S. degree from Marquette University.

Mitchell Weisman, our Senior Vice President of Corporate Development and Business Development, joined us in October 1999. From 2002 through February 2004 he also served as our Senior Vice President, Finance. From July 1994 through September 1999, Mr. Weisman served in various capacities with companies related to William Farley, including Farley Industries, Fruit of the Loom, and Farley West Ventures. Mr. Weisman was an investment professional with Starwood Capital Group in 1993, where he helped to build Starwood Hotels & Resorts by working on Starwood’s first several hotel-related investments. Mr. Weisman received a B.S. degree from the University of Pennsylvania’s Wharton School of Business.

David Burow has served as a director since February 1999. Since December 2002, Mr. Burow has served as Chief Executive Officer of Arithmatica Incorporated, an electronic design automation software and engineering services company. From December 1997 to March 2002, Mr. Burow served as Senior Vice President of Synopsys, Incorporated. Mr. Burow is also currently a director of Arithmatica Incorporated as well as another private company. Mr. Burow received a B.S. degree from Purdue University and an M.B.A. degree from the University of Chicago.

Joseph Cutts has served as a director since February 2004. Since March 1997, Mr. Cutts has served in various positions with Electronics For Imaging, Inc., a digital imaging and print management solutions company, most recently as Chief Financial Officer and Corporate Secretary since April 2000. Between January 1999 and April 2000, he served as Vice President of Finance, and from March 1997 to January 1999, he served as Director of Finance. Mr. Cutts received a B.S. degree from the Pennsylvania State University and an M.M. degree from Northwestern University.

John Giuliani has served as a director since May 2002. From July 2001 to the present, Mr. Giuliani has been a self-employed consultant. Mr. Giuliani has served in various positions with Catalina Marketing Services, a provider of database marketing and Internet services, most recently as a consultant for them through September 2002. Mr. Giuliani was President of North America for Catalina Marketing from July 1994 through March 2001. Mr. Giuliani is a director of CoolSavings Inc., an online direct marketing and media company. Mr. Giuliani received a B.S. degree from the University of Illinois and an M.B.A. degree from Northwestern University’s Kellogg Graduate School of Management.

David Lee has served as a director since March 2000. Since February 2000, Mr. Lee has served as a managing director at Investor Growth Capital Inc., an equity advisor for Investor AB,

an industrial holding company. From April 1998 to January 2000, Mr. Lee served as a principal with Moore Capital Management, a private equity company. Mr. Lee is also currently a director of Stepstone ASA, an employment services provider, and a Norwegian listed company. Mr. Lee received a B.A. degree from Harvard University and an M.B.A. degree from Harvard Business School.

Magdalena Yesil has served as a director since November 1999. Ms. Yesil has been a venture capitalist at Presidio Management Group, Inc./U.S. Venture Partners since February 1998. From August 1996 to December 1997, Ms. Yesil founded MarketPay Associates, L.L.C., a software company, and served as its CEO and President. From 1994 to August 1996, Ms. Yesil co-founded Cybercash, Inc., a secure electronic payment company, and served as Vice President of Marketing and Technology. She currently serves on the boards of 3Ware, Inc., Aqueduct, Inc., Dotomi, Inc., Everypath, Inc. and Klockwork, Inc. Ms. Yesil received a B.S. degree and an M.S. degree from Stanford University.

Philip Young has served as a director since November 1999. Since April 1990, Mr. Young has served as a Managing Member of Presidio Management Group Inc./U.S. Venture Partners. Mr. Young is also currently a director of Zoran Corporation, Aerogen, Inc. and numerous private companies. Mr. Young received a B.M.E. degree from Cornell University, an M.S. degree from George Washington University and an M.B.A. degree from Harvard Business School.

Board Composition

Our board of directors currently consists of seven members. Each director was elected either at a meeting of stockholders or by written consent of the stockholders and serves until our next annual meeting or until his or her successor is duly elected and qualified.

Magdalena Yesil, Philip Young, David Lee and Jeffrey McFadden were elected to our board of directors pursuant to a vote of the holders of our stock in accordance with a voting agreement between us and certain of our stockholders. Upon the consummation of this offering, these board representation rights will terminate and no stockholders will have any contractual rights with respect to board representation.

Effective upon the consummation of this offering, our board of directors will be divided into three classes of directors, who will serve staggered three-year terms, as follows:

•	the terms of the Class I directors will expire at the annual meeting of stockholders to be held in 2005;

•	the terms of the Class II directors will expire at the annual meeting of stockholders to be held in 2006; and

•	the terms of the Class III directors will expire at the annual meeting of stockholders to be held in 2007.

Effective upon the consummation of this offering, our amended and restated certificate of incorporation will provide that the authorized number of directors may be changed only by resolution of the board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. The division of our board into these three classes may delay or prevent a change of our management or a change in control.

Board Committees

Upon the consummation of this offering, our board will have, among others, the following committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignations or until otherwise determined by our board of directors.

Audit Committee

Our audit committee oversees our corporate accounting and financial reporting process. Among other matters, the audit committee evaluates the independent auditors’ qualifications, independence and performance; determines the engagement of the independent auditors; reviews and approves the scope of the annual audit and the audit fee; discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on our engagement team as required by law; reviews our critical accounting policies and estimates; oversees our internal audit function; and annually reviews the audit committee charter and the committee’s performance.

The current members of our audit committee are Mr. Cutts, who is the chair of the committee, Mr. Lee and Mr. Burow. All members of our audit committee meet the requirements for financial literacy under the applicable rules of the SEC and Nasdaq. Our board has determined that Mr. Cutts is an audit committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules of Nasdaq. We believe Mr. Cutts, Mr. Burow and Mr. Lee are independent directors as defined under the applicable rules of the SEC and Nasdaq. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq.

Compensation Committee

Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees. The compensation committee reviews and approves corporate goals and objectives relevant to compensation of the Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, and sets the compensation of these officers based on these evaluations. The compensation committee also administers the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. The current members of our compensation committee are Ms. Yesil and Mr. Giuliani. Mr. Giuliani will cease serving as a member of the compensation committee upon the consummation of this offering.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for making recommendations to the board regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning governance matters. The current members of the nominating and governance committee are Mr. Young and Mr. Burow. We believe that both members of our nominating and governance committee are independent directors under the applicable rules of the SEC and Nasdaq.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee has at any time since our formation been an officer or employee of ours. None of our executive officers currently serves or in the past has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board or compensation committee.

Director Compensation

Our directors do not receive cash compensation for their services as directors, other than Mr. Cutts who receives an annual retainer of $20,000 and payments of $1,500 for each board meeting and $1,000 for each board committee meeting he attends, but are reimbursed for their reasonable expenses incurred on our behalf or in attending meetings. In February 2004, in connection with his appointment to our board, we granted Mr. Cutts an option to purchase 60,000 shares of our common stock at an exercise price of $4.75 per share. In May 2002, in connection with his appointment to the board, we granted Mr. Giuliani an option to purchase 75,000 shares of our common stock at an exercise price of $0.25 per share. These options were granted under our 1999 Stock Plan.

Members of our board who are not our employees or employees of any of our parent or subsidiaries will be eligible to receive automatic option grants under our 2004 Equity Incentive Plan. The option grants under the plan are automatic and nondiscretionary, and the exercise price of the options will be the fair market value of the common stock on the date of grant.

Under our 2004 Equity Incentive Plan, each non-employee director who becomes a member of our board of directors on or after the effective date of the registration statement of which this prospectus forms a part will be granted an option to purchase shares of our common stock. Immediately following each annual meeting of our stockholders, each eligible director will automatically be granted an option to purchase shares of our common stock if the director is a member of our board and has served continuously as a member of our board for a period of at least 12 months since the date of the director’s last stock option grant. If the director has served for a period of less than 12 months, the director will automatically be granted an option to purchase a prorated number of shares of our common stock. The options will have 10-year terms. They will terminate three months following the date the director ceases to be a director or consultant or 12 months following the director’s termination due to death or disability. All options granted to non-employee directors will vest over a four-year period so long as the director continues as a member of the board or as a consultant. In the event of our dissolution or liquidation or a change in control transaction, options granted to directors under the plan will become 100% vested and exercisable in full.

EXECUTIVE COMPENSATION

The following table presents information about compensation for our fiscal year ended December 31, 2003 paid to or accrued for our Chief Executive Officer and each of our four other most highly compensated executive officers who were serving as executive officers as of the end of 2003. The compensation includes long-term compensation awards granted in 2003. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constituted less than 10% of the total annual salary and bonus for the executive officer in 2003.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation Awards	All Other Compensation(2)
Name and Principal Positions	Salary	Bonus	Other Annual Compensation		Securities Underlying Options
Jeffrey McFadden	$300,000	$246,694	$—		787,500	$270
President and Chief Executive Officer

Scott VanDeVelde	200,000	917,716	66,000	(1)	225,000	210
Senior Vice President, Global Sales

Mitchell Weisman	210,000	224,663	—		375,000	204
Senior Vice President, Corporate Development and Business Development

Scott Eagle	220,000	151,225	—		225,000	222
Senior Vice President and Chief Marketing Officer

Anthony Martin	178,500	84,350	—		200,000	204
Vice President, Software Engineering

(1)	Represents an annual housing allowance.
(2)	Amounts under All Other Compensation column represent life insurance premium payments.

Option Grants in 2003

The following table presents information regarding stock option grants during 2003 to the executive officers named in the summary compensation table above. No options were exercised by these individuals during 2003.

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in 2003	Exercise Price Per Share	Expiration Date	5%	10%
Jeffrey McFadden	787,500	21.6%	$0.25	4/23/2013	$123,814	$313,768
Scott VanDeVelde	225,000	6.2	0.25	4/23/2013	35,375	89,648
Mitchell Weisman	375,000	10.3	0.25	4/23/2013	58,959	149,413
Scott Eagle	225,000	6.2	0.25	4/23/2013	35,375	89,648
Anthony Martin	200,000	5.5	0.25	4/23/2013	31,445	79,687

All of these options were granted under our 1999 Stock Plan. Each of these options was immediately exercisable subject to our right of repurchase of the underlying shares that are not yet vested upon termination of the optionee’s employment with us, except for an option grant to Mr. McFadden for 387,500 shares, which first became exercisable on January 1, 2004. These options generally vest as to 50% of the shares subject to the option on the second anniversary of the vesting commencement date and as to 1/48 of the shares subject to the option each month thereafter. If we complete this offering, the optionees will receive accelerated vesting of the shares on the date this offering closes such that they will vest as to 1/48 of the shares subject to the option for each month since the vesting commencement date. Vesting will then continue at a rate of 1/48 per month. These options expire 10 years from the date of grant. These options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board, as of the date of grant. In 2003, we granted to our employees options to purchase a total of 3,643,250 shares of our common stock.

Potential realizable values are computed by:

•	multiplying the number of shares of common stock subject to a given option by the exercise price per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the aggregate option exercise price.

The 5% and 10% assumed annual rates of stock price appreciation are required by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

Option Values at December 31, 2003

None of the executive officers named in the summary compensation table exercised options during 2003. The following table presents the number of shares of our common stock subject to exercisable and unexercisable stock options held as of December 31, 2003 by the executive officers named in the summary compensation table. Also presented are values of “in-the-money” options, which represent the positive difference between the exercise price of each outstanding stock option and an assumed initial public offering price of $             per share. Each of the options listed in the table below was immediately exercisable upon grant, except for an option grant to Mr. McFadden for 387,500 shares, which became exercisable on January 1, 2004. If any of these options is exercised, the shares of common stock received that are not yet vested will be subject to our right of repurchase upon termination of the optionee’s employment with us.

	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Jeffrey McFadden	400,000	387,500	$
Scott VanDeVelde	225,000	—		—
Mitchell Weisman	375,000	—		—
Scott Eagle	225,000	—		—
Anthony Martin	200,000	—		—

In addition, the following table presents the number of shares, issued to these executive officers upon exercise of immediately exercisable options granted in years prior to 2003, that remained subject to our right of repurchase as of December 31, 2003:

Name	Number of Shares Subject to Right of Repurchase
Jeffrey McFadden	—
Scott VanDeVelde	151,563
Mitchell Weisman	105,658
Scott Eagle	118,750
Anthony Martin.	93,750

Employee Benefit Plans

1999 Stock Plan

As of December 31, 2003, options to purchase 4,344,722 shares of our common stock were outstanding under our 1999 Stock Plan and 1,941,579 shares of our common stock were reserved for future issuance under that plan. The options outstanding as of December 31, 2003 had a weighted average exercise price of $0.62 per share. Our 2004 Equity Incentive Plan will become effective upon the completion of this offering. As a result, no options will be granted under our 1999 Stock Plan after the consummation of this offering. However, any outstanding options under our 1999 Stock Plan will remain outstanding and subject to the terms of our 1999 Stock Plan and stock option agreements until they are exercised or until they terminate or expire in accordance with their terms.

2004 Equity Incentive Plan

Our 2004 Equity Incentive Plan will become effective on the date of the consummation of this offering and will serve as the successor to our 1999 Stock Plan. In addition, shares under our 1999 Stock Plan not issued or subject to outstanding grants on the date of this prospectus and any shares issued under the 1999 Stock Plan that are forfeited or repurchased by us or that are issuable upon exercise of options that expire or become unexercisable for any reason without having been exercised in full, will become available for grant and issuance under our 2004 Equity Incentive Plan. Shares will be available for grant and issuance under our 2004 Equity Incentive Plan that are subject to:

•	issuance upon exercise of an option granted under our 2004 Equity Incentive Plan and that cease to be subject to the option for any reason other than exercise of the option;

•	an award granted under our 2004 Equity Incentive Plan and that are subsequently forfeited or repurchased by us at the original issue price; or

•	an award granted under our 2004 Equity Incentive Plan that otherwise terminates without shares being issued.

Our 2004 Equity Incentive Plan will terminate after 10 years from the date on which our board approved the plan, unless it is terminated earlier by our board. The plan will authorize the award of options, restricted stock awards and stock appreciation rights and stock units (which may include stock bonuses).

Our 2004 Equity Incentive Plan will be administered by our compensation committee, all of the members of which are independent directors under applicable federal securities laws and outside directors as defined under applicable federal tax laws. The compensation committee will have the authority to construe and interpret the plan, grant awards and make all other determinations necessary or advisable for the administration of the plan.

Our 2004 Equity Incentive Plan will provide for the grant of both incentive stock options that qualify under Section 422 of the Internal Revenue Code and nonqualified stock options. Incentive stock options may be granted only to employees of ours or any parent or subsidiary of ours. All awards other than incentive stock options may be granted to our employees, officers, directors, consultants, independent contractors and advisors of ours or any parent or subsidiary of ours, provided the consultants, independent contractors and advisors render services not in connection with the offer and sale of securities in a capital-raising transaction. The exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of that value. The exercise price of nonqualified stock options will be determined by our compensation committee when the options are granted.

In general, options will vest over a four-year period. The term of options granted under our 2004 Equity Incentive Plan may not exceed 10 years.

Awards granted under our 2004 Equity Incentive Plan may not be transferred in any manner other than by will or by the laws of descent and distribution or as determined by our compensation committee. Unless otherwise restricted by our compensation committee, nonqualified stock options may be exercised during the lifetime of the optionee only by the optionee, the optionee’s guardian or legal representative or a family member of the optionee who has acquired the option by a permitted transfer. Incentive stock options may be exercised during the lifetime of the optionee only by the optionee or the optionee’s guardian or legal representative. Options granted under our 2004 Equity Incentive Plan generally may be exercised for a period of three months after the termination of the optionee’s service with us or any parent or subsidiary of ours. Options will generally terminate immediately upon termination of employment for cause.

The purchase price for restricted stock will be determined by our compensation committee at the time of grant. Stock bonuses may be issued for past services or may be awarded upon the completion of services or performance goals.

If we are dissolved or liquidated or are subject to a change in control transaction, all outstanding awards may be assumed or replaced with a substitute grant by the successor company, if any.

2004 Employee Stock Purchase Plan

Our 2004 Employee Stock Purchase Plan will become effective on the date of this prospectus. Our 2004 Employee Stock Purchase Plan will be administered by our compensation committee. Our compensation committee will have the authority to construe and interpret the plan, and its decisions will be final and binding.

Employees generally will be eligible to participate in our 2004 Employee Stock Purchase Plan if they are employed by us, or our parent or any of our subsidiaries that we designate, before the beginning of the applicable offering period. They must also be so employed for more than 20 hours per week and more than five months in a calendar year. To be eligible, employees cannot be, and must not become as a result of being granted an option under the plan, 5% stockholders. Participation in our 2004 Employee Stock Purchase Plan will end automatically upon termination of employment for any reason.

Under our 2004 Employee Stock Purchase Plan, eligible employees will be permitted to acquire shares of our common stock through payroll deductions. Eligible employees may select a rate of payroll deduction between 1% and 15% of their eligible compensation, subject to maximum purchase limitations.

Except for the first offering period, each offering period under our 2004 Employee Stock Purchase Plan will be for two years and consist of four six-month purchase periods. Offering periods and purchase periods will begin on February 1 and August 1 of each year. The first offering period is expected to begin on the date of this prospectus. However, because the first day on which price quotations for our common stock will be available on the Nasdaq National Market may not be February 1 or August 1, the length of the first offering period may be more or less than two years, and the length of the first purchase period may be more or less than six months.

Our 2004 Employee Stock Purchase Plan will provide that, in the event of our proposed dissolution or liquidation, each offering period that commenced prior to the dissolution or liquidation will terminate upon the dissolution or liquidation unless otherwise provided by our compensation committee. In the event of a sale of all or substantially all of our assets, or our merger with or into another company, the plan will continue with regard to offering periods that commenced prior to the closing of the proposed transaction and shares will be purchased based on the fair market value of the surviving corporation’s stock on each purchase date, unless otherwise provided by our compensation committee.

The purchase price for our common stock purchased under the plan will be 85% of the lesser of the fair market value of our common stock on the first day of the applicable offering period or the last day of the applicable purchase period. The compensation committee will have the power to change the offering dates, purchase dates and duration of offering periods or purchase periods without stockholder approval, if the change is announced prior to the affected date or the beginning of the offering period.

Our 2004 Employee Stock Purchase Plan is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. The plan will terminate 10 years from the date the plan was adopted by our board, unless it is terminated earlier under the terms of the plan. Our board will have the authority to amend, terminate or extend the term of the plan, except that no action may adversely affect any outstanding right to purchase shares previously made under the plan.

Except for the automatic annual increase of shares described above, stockholder approval will be required to increase the number of shares that may be issued, extend the term of the plan or to change the terms of eligibility under our 2004 Employee Stock Purchase Plan. Our board will be able to make amendments to the plan as it determines to be advisable if the financial accounting treatment for the plan ceases to be the financial accounting treatment in effect on the date the plan was adopted by our board.

401(k) Plan

We sponsor a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code, or a 401(k) plan. Employees are generally eligible to participate and may enter the plan on the date that the employee meets the participation requirements. Participants may make pre-tax contributions to the plan of up to 92% of their eligible compensation, subject to a statutorily prescribed limit. Each participant is fully vested in his or her contributions and the income earned on the contributions. We are permitted to make discretionary profit sharing contributions to the 401(k) plan as well as matching contributions in an amount not to exceed the amount of each participant’s pre-tax contribution, subject to statutorily prescribed limits. Contributions to the plan, and the income earned on these contributions, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Employment Contracts and Change of Control Arrangements

Each of the executive officers named in the summary compensation table above has signed an offer letter or employment agreement that provides that he is an at-will employee. The offer letters or employment agreements provide for salary, in some instances an initial annual bonus that is based upon our financial performance and the successful completion of specified performance objectives, stock options, and participation in our employee benefit plans. The terms of the offer letters regarding initial annual bonuses are no longer in effect. Bonuses for these executive officers are currently determined on a case-by-case basis by the compensation committee based on a combination of company and individual performance objectives.

Jeffrey McFadden

In February 1999, we entered into an employment agreement with Mr. McFadden. This agreement establishes Mr. McFadden’s annual base salary and eligibility for benefits and bonuses. Under this agreement, Mr. McFadden was granted an immediately exercisable option to purchase 3,080,000 shares of common stock, at an exercise price of $0.02 per share. Our right of repurchase as to these shares has now lapsed. Mr. McFadden will be entitled to certain benefits upon termination of his employment as follows:

•	Prior to any change of control of Claria, if his employment is terminated without cause by us, he will be entitled to an amount of severance equal to three months’ salary, plus an additional month’s salary for each full year he has served with us, up to a cumulative maximum of 12 months. He will also be entitled to acceleration of vesting as to 25% of all his unvested Claria securities.

•	After a change in control of Claria,

-	if he terminates his employment voluntarily because of a material adverse change in his responsibilities, causing such position to be of materially reduced stature or responsibility, a reduction in his base compensation or because of a requirement that he relocate to a facility or location beyond San Mateo County and more than 35 miles from Hillsborough, he will be entitled to acceleration of vesting of all his unvested Claria securities; and

-	if he terminates his employment voluntarily because he is required to relocate beyond San Mateo County but within 35 miles from Hillsborough, he will be entitled to acceleration of vesting of one-eighth of all of his unvested Claria securities.

In either case, he will be entitled to receive the severance amount described in the first bullet above.

Scott Eagle

In March 1999, we entered into an employment agreement with Mr. Eagle. This agreement sets Mr. Eagle’s annual base salary and eligibility for benefits and bonuses. Under this agreement, Mr. Eagle was granted an immediately exercisable option to purchase 316,950 shares of common stock, at an exercise price of $0.02 per share. Our right of repurchase as to these shares has now lapsed. Mr. Eagle will be entitled to certain benefits upon termination of his employment as follows:

•	Prior to any change in control of Claria, if his employment is terminated without cause by us or voluntarily by him because of a material reduction in his title or responsibilities, or a reduction of more than 5% in his base compensation or he is required to relocate beyond 50 miles from the Company’s current headquarters in Redwood City, California, he will be entitled to six months’ salary, paid over six months, and acceleration of six months of vesting of his unvested Claria securities.

•	After a change of control of Claria, if his employment is terminated without cause by us or voluntarily by him because of a material reduction in his title or responsibilities, or a reduction of more than 5% in his base compensation or he is required to relocate beyond 50 miles from the Company’s current headquarters in Redwood City, California, then he will be entitled to the severance amount described in the bullet above, paid upon termination, and acceleration of vesting of the greater of 50% or six month worth of his unvested Claria securities.

Anthony Martin

In March 1999, we entered into an employment agreement with Mr. Martin. This agreement sets Mr. Martin’s annual base salary and eligibility for benefits and bonuses. Under this agreement, Mr. Martin was granted an immediately exercisable option to purchase 343,363 shares of common stock, at an exercise price of $0.02 per share. Our right of repurchase as to these shares has now lapsed. Mr. Martin will be entitled to certain benefits upon termination of his employment as follows:

•	Prior to any change in control of Claria, if his employment is terminated without cause by us, he will be entitled to an amount of severance equal to six months’ salary, paid over six months, and acceleration of six months of vesting of his unvested Claria securities.

•

After a change of control of Claria, if his employment is terminated without cause by us or voluntarily by him because of a material reduction in his title or responsibilities, or a reduction of more than 5% in his base compensation or he is required to relocate beyond

50 miles from the Company’s current headquarters in Redwood City, California, he will be entitled to the severance amount described in the paragraph above, paid upon termination, and acceleration of vesting as to 50% of his unvested Claria securities.

Scott VanDeVelde

We entered into a retention agreement with Mr. VanDeVelde in March 2000. Under this agreement and pursuant to subsequent board resolutions, Mr. VanDeVelde will be entitled to acceleration of vesting of his unvested Claria securities, as described below, if:

•	there is a change of control of Claria; and

•	within one year of that change in control his employment is terminated without cause by us or voluntarily by him because of a material reduction in his responsibilities, or any reduction in his total current compensation (unless the decrease is similar to that for others who are similarly situated) or he is required to relocate beyond 50 miles from Claria’s current headquarters in Redwood City, California.

With respect to 625,000 shares of Claria stock, Mr. VanDeVelde will be entitled to acceleration of the vesting as to 50% of the unvested securities. With respect to his remaining, unvested Claria securities, he will be entitled to acceleration as to 25%.

Mitchell Weisman

We entered into a retention agreement with Mr. Weisman in February 2001. Under this agreement, Mr. Weisman will be entitled to acceleration of vesting as to 25% of his unvested Claria securities if:

•	there is a change of control of Claria; and

•	within one year of that change in control his employment is terminated without cause by us or voluntarily by him because of a material reduction in his responsibilities, or a reduction of more than 5% in his total current compensation or he is required to relocate beyond 50 miles from Claria’s current headquarters in Redwood City, California.

Richard Mora

We entered into a retention agreement with Mr. Mora in January 2004. Under this agreement, Mr. Mora will be entitled to the vesting of all his unvested shares of common stock if:

•	there is a change of control of Claria; and

•	Mr. Mora’s employment is terminated by us or the successor corporation without cause or voluntarily by him because:

-	Mr. Mora is not given a bona fide offer to become the Chief Financial Officer of the successor corporation within 90 days of the completion of the change of control; and

-	within the 30-day period immediately following the foregoing, Mr. Mora elects to terminate his employment voluntarily, provided, however, such termination shall not be effective until 6 months following the completion of the transaction or such earlier date as is acceptable to the acquiring company.

Acceleration of Certain Options Upon Initial Public Offering

In April 2003, we granted options to Mr. McFadden, Mr. Eagle, Mr. Martin, Mr. VanDeVelde and Mr. Weisman. These options will vest as to 50% of the shares subject to the option upon the second anniversary of the vesting commencement date and as to 1/48 of the shares subject to the option each month thereafter. If we complete this offering, the optionees will receive accelerated vesting of shares on the date this offering is consummated such that they will vest as to 1/48 of the shares subject to the option for each month since the vesting commencement date. Vesting will then continue at a rate of 1/48 per month.

Indemnification of Directors and Executive Officers and Limitation of Liability

Our certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

Our bylaws provide that:

•	we are required to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions;

•	we may indemnify our other employees and agents as provided in indemnification contracts entered into between us and our employees and agents;

•	we are required to advance expenses, as incurred, to our directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

In addition to the indemnification required in our certificate of incorporation and bylaws, we have entered into indemnity agreements with each of our current directors and officers before the closing of this offering. These agreements provide for the indemnification of our directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were our agents. We have also obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for liabilities, including liabilities under securities laws. We believe that these indemnification provisions and agreements and this insurance are necessary to attract and retain qualified directors and officers.

A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification by us is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Other than the employment arrangements described above in “Executive Compensation” and the transactions described below, since January 1, 2001 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeds $60,000; and

•	in which any director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

In March 2001, we approved a voluntary stock repurchase and stock option exchange program pursuant to which we repurchased for $1.15 per share (our estimate of fair market value on March 16, 2001) common stock held by certain employees and consultants, which they had acquired upon exercise of stock options, and cancelled the promissory notes these employees had executed in our favor. Six months and one day after this repurchase, we granted these employees new options. The new options had an exercise price of $0.10 per share, the then fair market value, gave the optionee the right to purchase a number of shares equal to the number of shares repurchased in the program and were subject to the same vesting schedule as the shares repurchased. Pursuant to this program, we repurchased 190,522 shares of common stock held by Mr. Weisman and cancelled the promissory note pursuant to which Mr. Weisman owed us $219,101, which was paid off from the proceeds.

In April 2001, under the program described above, we repurchased 425,000 shares of common stock from Mr. VanDeVelde and cancelled a promissory note pursuant to which Mr. VanDeVelde owed us $361,000. We forgave the approximately $6,000 balance of accrued but unpaid interest. We granted options to purchase 425,000 shares, at an exercise price of $0.10 per share, the then fair market value, six months and one day after the repurchase, and in December 2001, we paid Mr. VanDeVelde a cash bonus of approximately $21,000 to partially offset tax liabilities associated with the transaction.

In October 2001, we entered into a consulting agreement with Mr. Giuliani. In return for his consulting services, we granted Mr. Giuliani an option to purchase 9,000 shares of common stock at an exercise price of $0.10 per share. In May 2002, we granted Mr. Giuliani an option to purchase 4,500 shares of common stock at an exercise price of $0.25 per share for his consulting services, and in 2003, we granted Mr. Giuliani options to purchase 35,500 shares at an exercise price of $0.40 per share for additional consulting services he provided to us.

In May 2002, we loaned $82,418 to Mr. VanDeVelde in connection with his exercise of an option to purchase shares of our common stock. Mr. VanDeVelde executed a Pledge and Security Agreement and a promissory note in favor of us that bears no interest and will mature nine months after the completion of this offering. The full principal amount of the loan was outstanding as of February 29, 2003.

In February 1999, we loaned $61,292 to Mr. McFadden in connection with his exercise of an option to purchase shares of our common stock. Mr. McFadden executed a Pledge and Security Agreement and a promissory note in favor of us that bore an annual interest rate of 4.71%. In May 2002, the promissory note was cancelled and a new note was issued for $71,181, representing the principal balance and accrued interest through April 2002 for the previous note. The new note bears no interest and will mature nine months after consummation of this offering.

In November 1999, we loaned a total of $14,825 to Mr. Weisman in connection with his exercise of two options to purchase shares of our common stock. Mr. Weisman executed Pledge and Security Agreements and promissory notes in favor of us that bore an annual interest rate of 6.08%. In May 2002, the promissory notes were cancelled and a new note was issued for $17,183, representing the principal balance and accrued interest through April 2002 for the previous notes. In addition, in May 2002, we loaned Mr. Weisman $49,003 in connection with his exercise of an option to purchase shares of our common stock. Both of these notes bear no interest and will mature nine months after consummation of this offering.

Since June 1, 2002, we have not made any loans to our executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table presents information regarding the beneficial ownership of our common stock as of February 29, 2004 and as adjusted to reflect the sale of the common stock in this offering by:

•	each of the executive officers listed in the summary compensation table;

•	each of our directors;

•	all of our directors and executive officers as a group;

•	each stockholder known by us to be the beneficial owner of more than 5% of our common stock; and

•	each of the selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of February 29, 2004 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in this table is based on 33,322,704 shares of our common stock outstanding on February 29, 2004 and assumes the conversion of our preferred stock to common stock and the exercise of warrants to purchase 183,631 shares of our common stock upon the consummation of this offering; and the number of shares of common stock outstanding after this offering includes                  shares of common stock being offered for sale by us in this offering. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Claria Corporation, 555 Broadway Street, Redwood City, California 94063.

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding		Number	Percentage of Shares Outstanding
Named Executive Officers and Directors:
Philip Young (1)	5,104,839	15.3%			%
Jeffrey McFadden (2)	3,835,900	11.2
Mitchell Weisman (3)	1,551,371	4.6
Scott Eagle (4)	1,248,950	3.7
Scott VanDeVelde (5)	1,050,000	3.1
Anthony Martin (6)	864,363	2.6
David Burow	214,516	*
John Giuliani (7)	124,000	*
Joseph Cutts (8)	60,000	*
David Lee	—	*
Magdalena Yesil	—	*

All 12 directors and executive officers as a group (9)	14,553,939	40.6

	Number of Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage of Shares Outstanding		Number	Percentage of Shares Outstanding
5% Stockholders:
Entities affiliated with U.S. Venture Partners VI, L.P. (10)	5,104,839	15.3%			%
2180 Sand Hill Road, Suite 300 Menlo Park, California 94025
Andy Bechtolsheim (11)	2,372,903	7.1
Denis Coleman	2,303,300	6.9

Other Selling Stockholders:

*	Less than 1%
(1)	Represents 4,670,928 shares held by U.S. Venture Partners VI, L.P., 214,403 shares held by USVP VI Affiliates Fund, L.P., 137,831 shares held by USVP Entrepreneur Partners VI, L.P., and 81,677 shares held by 2180 Associates Fund VI, L.P. The address of the USVP entities is 2180 Sand Hill Road, Suite 300 Menlo Park, California 94025. Mr. Young is a managing member of Presidio Management Group VI, L.L.C., which is the general partner of each of these four entities. Mr. Young, in his capacity as a managing member of Presidio Management Group VI, L.L.C., may be deemed to have shared voting or dispositive power over these shares. Mr. Young disclaims beneficial ownership of the shares held by these entities except to the extent of his pecuniary interest in them.
(2)	Includes 600,000 shares held by Mr. McFadden as the trustee of trusts for his minor children and 787,500 shares subject to options that are currently exercisable.
(3)	Includes 129,032 shares held of record by Farley West Ventures, LLC, 107,258 shares held of record by Fullerton Capital Partners, L.P., 93,750 shares held of record by Liam Fullerton Ventures, LLC, 31,250 shares held of record by Liam Fullerton Ventures II, LLC and 10,726 shares subject to a warrant held of record by Fullerton Capital Partners, L.P. Mr. Weisman may be deemed to have shared or dispositive power over the shares and warrants held by these entities. Mr. Weisman disclaims beneficial ownership of the shares and warrants held by these entities except to the extent of his pecuniary interest in them. Also includes 375,000 shares held by Mr. Weisman subject to options that are currently exercisable and 4,032 shares subject to a warrant that is currently exercisable. Of the shares held by Mr. Weisman, 68,750 shares will remain subject to our right of repurchase as of 60 days following February 29, 2004.
(4)	Includes 100,000 shares held by the Scott G. Eagle 2003 Grantor Retained Annuity Trust, dated November 21, 2003, 100,000 shares held by the Deborah K. Eagle 2003 Grantor Retained Annuity Trust, dated November 21, 2003, and 225,000 shares subject to options that are currently exercisable. Of the shares held by Mr. Eagle, 87,084 will remain subject to our right of repurchase as of 60 days following February 29, 2004.
(5)	Includes 556,249 shares held of record by the VanDeVelde Family Revocable Trust, dated December 12, 2003, 50,000 shares held of record by the Scott VanDeVelde 2003 Grantor Retained Annuity Trust, dated December 12, 2003, 50,000 shares held of record by the Virginia VanDeVelde 2003 Grantor Retained Annuity Trust and 225,000 shares subject to options that are currently exercisable. Of the shares held by Mr. VanDeVelde, 91,667 will remain subject to our right of repurchase as of 60 days following February 29, 2004.
(6)	Includes 200,000 shares subject to options that are currently exercisable. Of the shares held by Mr. Martin, 68,750 will remain subject to our right of repurchase as of 60 days following February 29, 2004.
(7)	Includes 115,000 shares subject to options that are currently exercisable.
(8)	Represents 60,000 shares subject to options that are currently exercisable.
(9)	Of the shares held by all officers and directors as a group, 14,758 shares are subject to warrants that are currently exercisable, 2,487,500 shares are subject to options that are currently exercisable and 316,251 shares will remain subject to our right of repurchase as of 60 days following February 29, 2004. Also includes options to purchase 500,000 shares held by our Chief Financial Officer that are immediately exercisable.
(10)	Represents 4,670,928 shares held by U.S. Venture Partners VI, L.P., 214,403 shares held by USVP VI Affiliates Fund, L.P., 137,831 shares held by USVP Entrepreneur Partners VI, L.P., and 81,677 shares held by 2180 Associates Fund VI, L.P.
(11)	Includes 63,226 shares subject to a warrant that is currently exercisable.

DESCRIPTION OF CAPITAL STOCK

Immediately following the closing of this offering, our authorized capital stock will consist of:

•	100,000,000 shares of common stock, $0.0001 par value per share; and

•	5,000,000 shares of preferred stock, $0.0001 par value per share.

As of February 29, 2004, and assuming the conversion of all outstanding convertible preferred stock into common stock, there were outstanding:

•	33,139,073 shares of our common stock held by approximately 270 stockholders, of which 1,346,473 shares were subject to our right of repurchase;

•	6,027,247 shares issuable upon exercise of outstanding stock options; and

•	916,139 shares issuable upon exercise of outstanding warrants or purchase rights.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available at the times and in the amounts that our board may determine.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not provided for in our certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

No Preemptive or Similar Rights

Holders of our common stock do not have preemptive rights, and our common stock is not convertible or redeemable.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of convertible preferred stock.

Preferred Stock

Upon the closing of this offering, each outstanding share of convertible preferred stock will be converted into common stock.

Following this offering, we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, by the affirmative vote of the holders of a majority of our capital stock entitled to vote, unless a vote of any other holders is required by the certificate of designation establishing the series. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Claria and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Warrants and Purchase Rights

There are outstanding warrants exercisable to purchase 16,667 shares of Series B convertible preferred stock which expire on June 14, 2004, 170,728 shares of Series C convertible preferred stock and 37,500 shares of Series D convertible preferred stock at an exercise price of $0.60 per share, $1.55 per share and $8.00 per share, respectively, subject to adjustment upon the occurrence of certain events including stock splits or mergers. Of these warrants, warrants to purchase 151,373 shares of Series C convertible preferred stock will expire upon the closing of an initial public offering unless they are exercised before the closing. A warrant to purchase 19,355 shares will expire two years after the closing of this offering, a warrant to purchase 18,750 shares will expire on October 11, 2010 and a warrant to purchase 18,750 shares will expire on April 7, 2013.

In addition, there are outstanding rights to purchase 691,244 shares of Series C convertible preferred stock at an exercise price of $2.17 per share. The purchase rights will terminate 45 days from receipt by the holder of notice that our board has completed an initial public offering. We have also granted a purchase right to another entity with respect to up to $1,000,000 of securities issued in any future private equity financings that we complete.

The warrants and purchase rights to purchase preferred stock that are not exercised prior to the consummation of this offering will become exercisable for common stock.

Registration Rights

Following this offering, the holders of approximately 18,663,776 shares of our common stock issued upon conversion of our convertible preferred stock will be entitled to rights with respect to the registration of these shares under the Securities Act, as described below.

Demand Registration Rights

At any time beginning six months after the consummation of this offering, the holders of at least a majority of the shares having registration rights can request that we register all or a portion of their shares, as long as the total offering price of the shares to the public would exceed $10.0 million. We will only be required to file two registration statements upon exercise of these demand registration rights. We may postpone the filing of a registration statement for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders.

Piggyback Registration Rights

If we register any of our securities for public sale, the stockholders with registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to any of our employee benefit plans or a corporate reorganization. The managing underwriter of any underwritten offering will have the right to limit, due to marketing reasons, the number of shares registered by these holders to 20% of the total shares covered by the registration statement.

Form S-3 Registration Rights

Stockholders with registration rights can request that we register their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $1.0 million. The stockholders may only require us to file two registration statements on Form S-3 per calendar year. We may postpone the filing of a registration statement on Form S-3 for up to 120 days once in a 12-month period if we determine that the filing would be seriously detrimental to us and our stockholders. However, we may not postpone the filing of a registration statement on Form S-3 if we have postponed the filing under the demand registration rights described above in the 12-month period prior to the Form S-3 request.

We will pay all expenses incurred in connection with the registrations described above, except for underwriters’ and brokers’ discounts and commissions, which will be paid by the selling stockholders.

The registration rights described above will expire, with respect to any stockholder that then owns less than 1% of our outstanding capital stock, at such time as the stockholder can sell all of its shares under Rule 144 of the Securities Act during a three-month period without registration. In any event, the registration rights described above will expire on the earlier of five years after this offering is completed and specified merger or other consolidation transactions.

In addition, a warrant holder has the right to request that we register the shares issued upon exercise of its warrants to purchase 37,500 shares of Series D preferred stock, which will represent a warrant to purchase an equivalent number of shares of common stock after the consummation of this offering, within 120 days of the exercise of these warrants.

Substantially all of the holders of these registration rights have signed agreements with the underwriters prohibiting the exercise of their registration rights for 180 days following the date of this prospectus.

Anti-takeover Provisions

The provisions of Delaware law, our certificate of incorporation and our bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of Claria.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger with or sale of at least 10% of the corporation’s assets to any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•	upon the closing of the transaction that resulted in the stockholder’s becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	at or subsequent to the time that the stockholder became an interested stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not “opted out” of these provisions. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaw Provisions

Our certificate of incorporation and bylaws provide that:

•	following the consummation of this offering, no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our bylaws and our stockholders may not act by written consent;

•	following the consummation of this offering, the approval of two-thirds of the shares entitled to vote shall be required for stockholders to adopt, amend or repeal our bylaws;

•	our stockholders may not call special meetings of our stockholders or fill vacancies on our board;

•	upon the consummation of this offering, our board will be divided into three classes, each serving staggered three-year terms, which means that only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms; and

•	we will indemnify directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

These provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or discouraging another person or entity from acquiring control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services.

Listing

We have applied to list our common stock on the Nasdaq National Market under the trading symbol “CLRA.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding warrants or options, in the public market after this offering could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of our equity securities.

Upon the completion of this offering, based on the number of shares outstanding as of December 31, 2003, we will have              shares of common stock outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options or warrants. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

The remaining              shares of common stock will be deemed restricted securities as defined under Rule 144. Restricted securities may be sold in the public market only if they are registered or they qualify for an exemption from registration under Rule 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below, all of these restricted securities will be available for sale in the public market 180 days after the date of this prospectus under Rule 144 (subject in some cases to volume limitations), Rule 144(k) or Rule 701 (subject in some cases to our right of repurchase).

Lock-up Agreements. All of our directors and officers and substantially all of our stockholders have signed lock-up agreements under which they have agreed not to sell, transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus. These agreements are described below under “Underwriting.”

Rule 144. In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, who has beneficially owned shares that are restricted securities as defined in Rule 144 for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of our common stock, which will be approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

In addition, a person who is not deemed to have been an affiliate at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701. In general, under Rule 701 of the Securities Act, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares in reliance on Rule 144, but without compliance with certain restrictions, including the holding period contained in Rule 144. However, all shares issued under Rule 701 are subject to lock-up agreements and will only become eligible for sale at the expiration of such agreements.

Registration Rights. On the date 180 days after the date of this prospectus, the holders of 18,663,776 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of those shares under the Securities Act. For a description of these registration rights, please see “Description of Capital Stock—Registration Rights.” After these shares are registered, they will be freely tradable without restriction under the Securities Act.

Stock Options. As of December 31, 2003, options to purchase a total of 4,344,722 shares of our common stock were outstanding. We intend to file a registration statement on Form S-8 under the Securities Act to register all shares of our common stock subject to outstanding options, all shares of our common stock issued upon exercise of stock options and all shares of our common stock issuable under our stock option and employee stock purchase plans. Accordingly, shares of our common stock issued under these plans will be eligible for sale in the public markets, subject to vesting restrictions and the lock-up agreements described above.

MATERIAL UNITED STATES TAX CONSIDERATIONS

FOR NON-UNITED STATES HOLDERS

The following is a general discussion of the material United States federal income and estate tax consequences as of the date of this prospectus of the ownership and disposition of our common stock applicable to Non-United States Holders who purchase our common stock. A “Non-United States Holder” is any holder that for United States federal income tax purposes is not a “United States person.” The term “United States person” means: (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States; (iii) an estate the income of which is included in gross income for United States federal income tax purposes regardless of its source; or (iv) a trust if its administration is subject to the primary supervision of a United States court and one or more United States persons have the authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a “United States person.” If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a Non-United States Holder is a partner of a partnership holding our common stock, that Non-United States Holder should consult its tax advisor.

This discussion does not address all aspects of United States federal income and estate taxation that may be relevant in light of a Non-United States Holder’s particular facts and circumstances, including 1) the special tax rules that apply to a United States expatriate, 2) the special tax rules that may apply to some Non-United States Holders, including banks, tax-exempt organizations, insurance companies, dealers in securities and traders in securities who elect to apply a mark-to-market method of accounting or 3) the special tax rules that may apply to a Non-United States Holder that holds our common stock as part of a “straddle,” “hedge” or “conversion transaction.” In addition, this discussion does not address the tax consequences for the stockholders or beneficiaries of a Non-United States Holder or any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. This discussion only addresses investors who purchase our common stock pursuant to this offering and who hold that common stock as a capital asset (generally for investment). Furthermore, the following discussion is based on current provisions of the United States Internal Revenue Code of 1986 as amended (the “Code”), applicable United States Treasury regulations and administrative and judicial interpretations of the Code, all as in effect as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect.

We have not and will not seek a ruling from the Internal Revenue Service (the “IRS”) with respect to the United States federal income and estate tax consequences described below, and as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions set forth in this discussion.

Dividends

We have never paid, and do not anticipate that we will pay, cash dividends on our common stock. Should we ever pay a cash dividend, any dividend paid to a Non-United States Holder of common stock generally would be subject to United States withholding tax of 30% of the gross amount of the dividend or a lower rate as may be specified by an applicable income tax treaty (provided appropriate certification requirements are complied with in order to claim such lower rate and the Non-United States Holder is entitled to benefits under that treaty). Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by that Non-United States Holder or, if a tax treaty applies, attributable to a permanent establishment or a “fixed base” in the United States (which we refer to as United States trade or business income) would be exempt from the withholding tax. The Non-United States Holder must comply with applicable certification and disclosure requirements in these situations. However, any United States trade or business income, net of deductions and credits, would be taxed at the same graduated U.S. federal income tax rates that apply to United States persons. Any United States trade or business income received by a Non-United States Holder that is a corporation may also be subject to an additional “branch profits tax” at a 30% rate or a lower rate as specified by an applicable income tax treaty.

Dividends may be subject to backup withholding at the current rate of 28% of the gross amount unless the Non-United States Holder certifies to required information or otherwise establishes an exemption as specified in applicable United States Treasury regulations. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the United States federal income tax liability of the Non-United States Holder, if any, provided the required information is furnished to the IRS.

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Under tax treaties or other agreements, the IRS may make those reports available to tax authorities in the recipient’s country of residence. Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on dividends paid on our common stock and their qualification, if any, for an exemption from backup withholding.

Gain on Disposition of Common Stock

A Non-United States Holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of its common stock unless: (i) that gain is United States trade or business income referred to above under “Dividends,” in which case all or a portion of that gain will be subject to regular graduated United States federal income tax rates, and, in the case of a corporate Non-United States Holder, may also be subject to the branch profits tax at the rate of 30% or lower treaty rate, if applicable; (ii) the Non-United States Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or (iii) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or that Non-United States Holder’s holding period of its common stock. We have determined that we are not and do not believe that we are likely to become a “United States real property holding corporation” for United States federal income tax purposes. However, no assurance can be provided that we will not become a United States real property holding corporation. If we were to become a United States real property holding corporation, gains realized by a Non-United States Holder that did not directly or indirectly own more than 5% of our common stock at any time during the shorter of the five-year period preceding the disposition or that Holder’s holding period generally would not be subject to United States federal income tax as a result of the status of our company as a United States real property holding corporation, provided that our common stock was regularly traded on an established securities market.

The payment of the proceeds of a sale of common stock to or through the United States office of a broker is currently subject to both information reporting and backup withholding at the rate of 28% of the gross amount unless the Non-United States Holder certifies its non-United

States status under penalties of perjury or otherwise establishes an exemption. Generally, the payment of proceeds of a disposition by a Non-United States Holder of common stock outside the United States to or through a foreign office of a broker will not be subject to backup withholding. However, those payments will be subject to information reporting if the broker has certain connections to the United States, unless certain other conditions are met or the Non-United States Holder establishes an exemption as specified in the United States Treasury regulations regarding backup withholding and information reporting.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against the United States federal income tax liability of the Non-United States Holder, if any, provided the required information is furnished to the IRS.

Investors should consult their own tax advisors concerning information reporting requirements and backup withholding on a sale of their common stock and their qualification, if any, for an exemption from backup withholding.

Estate Tax

Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States for federal estate tax purposes will be included in that individual’s estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to United States federal estate tax.

The foregoing discussion is a general summary of the principal United States federal income and estate tax consequences of the ownership, sale or other disposition of our common stock by Non-United States Holders and does not address all the tax consequences that may be relevant to Non-United States Holders in their particular circumstances. Accordingly, investors are urged to consult their own tax advisors with respect to the income and estate tax consequences to them in their particular circumstances.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Piper Jaffray & Co., SG Cowen Securities Corporation and Thomas Weisel Partners LLC, have severally agreed to purchase from us and the selling stockholders the following respective numbers of shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Underwriters	Number of Shares
Deutsche Bank Securities Inc.
Piper Jaffray & Co.
SG Cowen Securities Corporation
Thomas Weisel Partners LLC

Total

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to dealers at a price that represents a concession not in excess of $             per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $             per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

The selling stockholders have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to                      additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. The selling stockholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the                      shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are         % of the initial public

offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
	Fee per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling stockholders	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

We and the selling stockholders have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and substantially all of our stockholders and holders of options and warrants to purchase our stock, have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons, without the prior written consent of Deutsche Bank Securities Inc, which consent may be given at any time without public notice, for a period of 180 days after the effective date of the registration statement of which this prospectus is a part other than:

•	bona fide gifts or dispositions by will or intestacy to the officer’s, director’s or stockholder’s immediate family or to a trust the beneficiaries of which are exclusively the officer, director or stockholder and/or a member or members of their immediate family and/or a charity, that do not involve a disposition for value;

•	distributions to limited partners, members of limited liability companies or stockholders of the stockholder, provided that in each case the transferee agrees to be bound in writing by the terms of the same lock-up restrictions and that transfer does not involve a disposition for value; or;

•	transactions in shares acquired in open-market transactions following the closing of this offering.

We have entered into a similar agreement with the representatives of the underwriters pursuant to which we have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act of 1933, as amended, relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Deutsche Bank Securities Inc. for a period of 180 days after the effective date of the registration statement of which this prospectus is a part, other than:

•	grants of stock options or restricted stock to employees, consultants, or directors pursuant to the terms of an employee benefit plan in effect on the date hereof and disclosed in this Prospectus; and

•	issuances of securities pursuant to the exercise of any employee stock options, warrants or purchase rights outstanding as of the date of this Prospectus.

There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from the selling stockholders in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under “Resale Restrictions.”

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock was offered to the purchaser, and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders will not be liable for all or any portion of the damages that are proven not to represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for

Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Fenwick & West LLP, Mountain View, California, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus for us. Certain legal matters in connection with this offering will be passed upon for the underwriters by Shearman & Sterling LLP, San Francisco, California.

CHANGE IN INDEPENDENT ACCOUNTANTS

Effective April 2002, our board of directors engaged PricewaterhouseCoopers LLP as our new independent accountants. Prior to April 2002, we did not consult with PricewaterhouseCoopers LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that PricewaterhouseCoopers LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event, as that term is defined in Item 304(a)(1)(v) of Regulation S-K. Arthur Andersen LLP served as our independent auditors from inception until the dismissal of Arthur Andersen effective April 2002, which was approved by our board. Prior to the dismissal of Arthur Andersen, there were no disagreements between Arthur Andersen and us on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Arthur Andersen, would have caused Arthur Andersen to make reference to the subject matter of such disagreements in connection with its report.

EXPERTS

The consolidated financial statements of Claria Corporation as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including the related exhibits, and amendments under the Securities Act with respect to the common stock to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. A copy of the registration statement, including the exhibits and the consolidated financial statements and notes filed as a part of the registration statement, may be inspected without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the SEC upon the payment of fees prescribed by it. You may call the SEC at 1-800-SEC-0330 for more information on the operation of the public reference facilities. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that file electronically with it.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the Commission’s public reference facilities and the website of the SEC referred to above.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders

of Claria Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of convertible preferred stock and stockholders’ deficit, and of cash flows present fairly, in all material respects, the financial position of Claria Corporation (formerly The Gator Corporation) (the “Company”) and its subsidiaries at December 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

San Jose, California

March 26, 2004, except for

Note 11 as to which

the date is April 7, 2004

CLARIA CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share amounts)

	December 31,		Pro Forma Convertible Preferred Stock and Stockholders’ Equity at December 31, 2003
	2002	2003
			(unaudited)
			(Note 2)
ASSETS
Current assets:
Cash and cash equivalents	$7,573	$14,945
Short-term investments	—	10,924
Accounts receivable, net	9,845	16,259
Prepaid expenses and other current assets	1,358	6,057
Deferred income taxes	—	10,165

Total current assets	18,776	58,350
Property and equipment, net	4,592	10,782
Restricted cash	120	533
Other assets	229	428
Deferred income taxes	—	1,582

Total assets	$23,717	$71,675

LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Line of credit	$2,010	$—
Current portion of capital lease obligations	1,382	3,394
Accounts payable	2,102	2,301
Accrued liabilities	6,259	10,650
Deferred revenue	167	499

Total current liabilities	11,920	16,844
Capital lease obligations, net of current portion	368	4,365
Deferred rent	216	247

Total liabilities	12,504	21,456

Commitments and contingencies (Note 5)

Convertible preferred stock, $0.0001 par value; 21,680 shares authorized; 18,581 and 18,632 shares issued and outstanding at December 31, 2002 and 2003, respectively, and no shares on a pro forma basis (unaudited) (Liquidation preference at December 31, 2003: $60,452)	60,142	60,197	$—
Convertible preferred stock warrants and purchase rights	3,000	2,999	—

	63,142	63,196	—

Stockholders’ equity (deficit):
Preferred stock, $0.0001 par value; no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	—	—	—
Common stock, $0.0001 par value; 60,000 shares authorized; 14,018 and 14,479 shares issued and outstanding at December 31, 2002 and 2003, respectively, and 33,111 shares on a pro forma basis (unaudited)	1	1	3
Additional paid-in capital	451	13,080	76,274
Deferred stock-based expense	—	(8,509)	(8,509)
Accumulated other comprehensive loss	—	(24)	(24)
Accumulated deficit	(52,381)	(17,525)	(17,525)

Total stockholders’ equity (deficit)	(51,929)	(12,977)	$50,219

Total liabilities, convertible preferred stock and stockholders’ deficit	$23,717	$71,675

The accompanying notes are an integral part of these consolidated financial statements.

CLARIA CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)

	Years Ended December 31,
	2001	2002	2003
Revenue	$14,678	$40,587	$90,480

Operating expenses:
Cost of revenue	5,823	6,951	8,843
Product and technology development	4,841	3,294	3,533
Sales and marketing	16,918	21,560	36,922
General and administrative	3,372	7,374	10,695
Stock-based expense	16	2	3,969

Total operating expenses	30,970	39,181	63,962

Income (loss) from operations	(16,292)	1,406	26,518

Other income (expense):
Interest expense	(1,734)	(1,354)	(564)
Interest and other income, net	772	53	330

Income (loss) before income taxes	(17,254)	105	26,284
Benefit from (provision for) income taxes	—	(14)	8,572

Net income (loss)	$(17,254)	$91	$34,856

Net income (loss) per share
Basic	$(1.73)	$0.00	$1.41

Diluted	$(1.73)	$0.00	$0.98

Weighted average common shares outstanding
Basic	9,963	24,189	24,696

Diluted	9,963	30,069	35,433

Pro forma net income per share (unaudited)
Basic			$1.41

Diluted			$0.98

Pro forma weighted average common shares outstanding (unaudited)
Basic			24,696

Diluted			35,433

Stock-based expense can be allocated to the following:
Cost of revenue	$—	$—	$222
Product and technology development	3	—	778
Sales and marketing	5	2	1,955
General and administrative	8	—	1,014

Total stock-based expense	$16	$2	$3,969

The accompanying notes are an integral part of these consolidated financial statements.

CLARIA CORPORATION

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands)

	Convertible Preferred Stock		Convertible Preferred Stock Warrants	Common Stock		Additional Paid-In Capital	Stock- holders’ Notes Receivable	Deferred Stock- based Compen- sation	Accum- ulated Other Compre- hensive Loss	Accum- ulated Deficit	Total Stock- holders’ Deficit	Total Compre- hensive Income (Loss)
	Shares	Amount		Shares	Amount
Balances at December 31, 2000	18,581	$60,142	$3,000	11,570	$1	$2,618	$(2,359)	$—	$—	$(35,218)	$(34,958)	$
Exercise of stock options and stock purchase rights in exchange for cash	—	—	—	116	—	11	—	—	—	—	11
Exercise of stock options in exchange for notes receivable	—	—	—	231	—	297	(297)	—	—	—	—
Repurchase of common stock upon termination of employees	—	—	—	(485)	—	(354)	354	—	—	—	—
Repurchase of common stock for cancellation of notes receivable	—	—	—	(1,936)	—	(2,100)	2,052	—	—	—	(48)
Repurchase of common stock for cash	—	—	—	(13)	—	(9)	—	—	—	—	(9)
Issuance of options in exchange for services	—	—	—	—	—	16	—	—	—	—	16
Repayment of stockholder notes receivable	—	—	—	—	—	—	6	—	—	—	6
Forgiveness of stockholder notes receivable	—	—	—	—	—	—	93	—	—	—	93
Net loss	—	—	—	—	—	—	—	—	—	(17,254)	(17,254)		$(17,254)

Balances at December 31, 2001	18,581	60,142	3,000	9,483	1	479	(151)	—	—	(52,472)	(52,143)
Exercise of stock options in exchange for cash	—	—	—	1,261	—	129	—	—	—	—	129
Reclassification of common stock subject to repurchase to accrued liabilities	—	—	—	—	—	(7)	—	—	—	—	(7)
Issuance of stock in exchange for non-recourse notes receivable	—	—	—	3,297	—	—	—	—	—	—	—
Repurchase of common stock for cancellation of notes receivable	—	—	—	—	—	(151)	151	—	—	—	—
Repurchase of common stock for cash	—	—	—	(23)	—	(1)	—	—	—	—	(1)
Issuance of stock options in exchange for services	—	—	—	—	—	2	—	—	—	—	2
Net income	—	—	—	—	—	—	—	—	—	91	91		$91

Balances at December 31, 2002	18,581	60,142	3,000	14,018	1	451	—	—	—	(52,381)	(51,929)
Exercise of stock options and warrants in exchange for cash	51	55	(34)	519	—	166	—	—	—	—	166
Reclassification of common stock subject to repurchase to accrued liabilities	—	—	—	—	—	(92)	—	—	—	—	(92)
Deferred stock-based compensation	—	—	—	—	—	12,283	—	(12,283)	—	—	—
Amortization of deferred stock-based compensation	—	—	—	—	—	—	—	3,718	—	—	3,718
Forfeiture of unvested stock options	—	—	—	—	—	(74)	—	56	—	—	(18)
Repurchase of common stock for cash	—	—	—	(58)	—	(7)	—	—	—	—	(7)
Issuance of preferred stock warrants in exchange for services	—	—	117	—	—	—	—	—	—	—	—
Issuance of stock options in exchange for services	—	—	—	—	—	269	—	—	—	—	269
Expiration of preferred stock warrants	—	—	(84)	—	—	84	—	—	—	—	84
Net income	—	—	—	—	—	—	—	—	—	34,856	34,856		$34,856
Unrealized loss on investments	—	—	—	—	—	—	—	—	(24)	—	(24)		(24)

Balances at December 31, 2003	18,632	$60,197	$2,999	14,479	$1	$13,080	$—	$(8,509)	$(24)	$(17,525)	$(12,977)		$34,832

The accompanying notes are an integral part of these consolidated financial statements.

CLARIA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(17,254)	$91	$34,856
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3,868	4,338	4,296
Allowance for doubtful accounts	308	230	243
Amortization of deferred interest expense	901	972	66
Amortization of deferred stock-based expense	—	—	3,700
Issuance of common stock options in exchange for services	16	2	269
Forgiveness of stockholders’ notes receivable and accrued interest	120	—	—
Loss or disposal of property and equipment	—	—	13
Changes in assets and liabilities:
Accounts receivable	(1,665)	(7,854)	(6,657)
Prepaid expenses and other current assets	(320)	(239)	(4,914)
Deferred income taxes	—	—	(11,747)
Other long-term assets	—	—	65
Accounts payable and accrued liabilities	(1,792)	4,837	4,590
Deferred rent	165	51	31
Deferred revenue	(314)	(4)	332

Net cash provided by (used in) operating activities	(15,967)	2,424	25,143

Cash flows from investing activities:
Proceeds from maturities of short-term investments	7,008	—	12,276
Purchase of short-term investments	—	—	(23,224)
Purchases of property and equipment	(100)	(2,186)	(862)
Internally developed software costs	(1,036)	(913)	(1,404)
Restricted cash	(23)	28	(413)
Other assets	(71)	(270)	(264)

Net cash provided by (used in) investing activities	5,778	(3,341)	(13,891)

Cash flows from financing activities:
Principal payments under capital lease obligations	(1,080)	(1,456)	(1,958)
Repayment of notes payable	(1,759)	(3,241)	—
Proceeds from line of credit	—	2,010	—
Repayment of borrowing under line of credit	—	—	(2,010)
Proceeds from repayment of stockholder notes receivable	6	—	—
Proceeds from issuance of common stock	11	122	40
Proceeds from exercise of preferred warrants	—	—	55
Repurchase of common stock	(9)	(1)	(7)

Net cash used in financing activities	(2,831)	(2,566)	(3,880)

Net increase (decrease) in cash and cash equivalents	(13,020)	(3,483)	7,372
Cash and cash equivalents at beginning of year	24,076	11,056	7,573

Cash and cash equivalents at end of year	$11,056	$7,573	$14,945

Supplemental disclosure of cash flow information:
Cash paid for interest	$833	$487	$486

Cash paid for income taxes	$—	$—	$1,851

Supplemental disclosure of non-cash investing and financing activities:
Equipment acquired under capital lease obligations	$1,127	$521	$8,233

Issuance of common stock in exchange for notes receivable	$297	$—	$—

Repurchase of common stock in exchange for cancellation of notes	$2,052	$151	$—

Deferred stock-based expense	$—	$—	$12,283

The accompanying notes are an integral part of these consolidated financial statements.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Organization and Description of the Company:

Claria Corporation (the “Company”) was originally incorporated in California as Galboka, Inc. on June 1, 1998. On July 16, 1998, Galboka, Inc. merged with and reincorporated as eGuard, Inc., a Delaware corporation. The Company changed its name to Gator.com Corporation on April 15, 1999 and then to The Gator Corporation on June 26, 2001. On October 22, 2003, the Company changed its name to Claria Corporation. The Company is an online marketing company that displays advertisements through its online advertising network, the GAIN Network, to an online audience of users. It attracts this audience by including its GAIN AdServer software with consumer software products that are offered free of charge by the Company or third-party publishers to internet users in exchange for permission to display the Company’s advertisements.

Note 2—Summary of Significant Accounting Policies:

Principles of consolidation and basis of presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Claria Corporation Limited, which was incorporated in the United Kingdom, and GAIN Publishing, Ltd., which was incorporated in the Republic of Ireland. All significant intercompany transactions and account balances between the Company and the subsidiaries have been eliminated.

Reclassifications

Certain amounts previously reported have been reclassified to conform to the current period presentation, but those reclassifications did not have an effect on the prior periods’ net income (loss) or total stockholders’ deficit.

Foreign currency translation

The functional currency of the Company’s subsidiaries is the U.S. Dollar. Transactions and balances originally denominated in U.S. Dollars are presented at their original amounts. Transactions and balances of the subsidiaries in currencies other than the U.S. Dollar are remeasured into U.S. Dollars, in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation.” All translation gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations as other income (expense). For the years ended December 31, 2001, 2002 and 2003, such amounts were not material.

Foreign currency transaction gains and losses, which to date have not been material, are included in the Company’s consolidated statement of operations.

Unaudited pro forma stockholders’ equity

If the offering contemplated by this prospectus is consummated, all outstanding convertible preferred stock, warrants to purchase convertible preferred stock and rights to purchase convertible preferred stock will automatically convert into 18,631,518 shares of common stock, warrants to purchase 257,153 shares of common stock and rights to purchase 691,244 shares of

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

common stock, based on the shares of convertible preferred stock, warrants and purchase rights outstanding at December 31, 2003. Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the convertible preferred stock, warrants and purchase rights is set forth on the consolidated balance sheet.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2002 and 2003, the Company held all cash and cash equivalents in checking accounts, short-term money market accounts, and certificates of deposit with two financial institutions.

Restricted cash

As of December 31, 2002 and 2003, the Company has restricted cash related to deposits for the Company’s facilities leases totalling approximately $120,000 and $533,000, respectively. The restricted cash consisted of certificates of deposit held by a bank and is included within other assets on the consolidated balance sheet.

Short-term investments

The Company’s short-term investments consist of marketable securities that are classified as available-for-sale and are reported at fair value, with unrealized gains and losses, net of tax, recorded in other comprehensive income (loss). Realized gains or losses and declines in value judged to be other than temporary, if any, on available-for-sale securities are reported in other income. In computing realized gains and losses on available-for-sale securities, the Company determines cost based on amounts paid, including direct costs such as commissions, to acquire the security using the specific identification method.

Fair value of financial instruments

Carrying amounts of certain of the Company’s financial instruments including cash and cash equivalents, short-term investments, accounts receivable and accounts payable approximate fair value due to their short maturities. The amount shown for borrowings under the accounts receivable line of credit also approximates fair value based on current interest rates offered to the Company for debt of similar maturities.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Risks and uncertainties

The Company operates in a single business segment, which is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. Any failure by the Company to anticipate or to respond adequately to technological developments in its industry, changes in customer requirements or changes in industry standards could have a material adverse effect on the Company’s business and operating results.

Concentration of credit risk and significant customers

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash, cash equivalents, short-term investments in marketable securities and accounts receivable. The Company’s cash and cash equivalents are deposited with two financial institutions and, at times, may exceed federally insured limits. As of December 31, 2003, the Company has not experienced any losses on these deposits.

Accounts receivable include amounts due from customers in a variety of industries. The Company performs ongoing customer credit evaluations of its customers, does not require collateral and maintains allowances for potential credit losses when deemed necessary. To date, such losses have been within management’s expectations.

Receivables due from significant customers as a percentage of total accounts receivable were as follows:

	December 31,
	2002	2003
Company A	20%	4%
Company B	15%	0%
Company C	14%	19%

Revenue from significant customers as a percentage of revenue were as follows:

	Years Ended December 31,
	2001	2002	2003
Company A	7%	21%	8%
Company C	—	4%	31%
Company D	14%	2%	—

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the related assets ranging from 30 months to 7 years. Leasehold improvements are amortized over the shorter of the asset lives or the term of the lease ranging from 3 to 4 years. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of operations in the period realized.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Capitalized software development costs

In accordance with Statement of Position (“SOP”) No. 98-1, “Accounting for the Cost of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes internal computer software development costs incurred during the application development stage. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. The Company is amortizing such amounts using the straight-line method over the estimated useful life of one year. Amortization of capitalized software development costs is included within the operating expense category according to the use of the software product.

Long-lived assets

The Company accounts for long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Under this standard, the Company will record an impairment charge on long-lived assets when it determines that the carrying value of the long-lived assets may not be recoverable. Factors considered important that could trigger an impairment, include, but are not limited to:

•	significant under performance relative to expected historical or projected future operating results;

•	significant changes in the manner of the Company’s use of the assets or the strategy for its overall business;

•	significant negative industry or economic trends; and

•	significant decline in the fair market value of the Company’s stock for a sustained period.

Based upon the existence of one or more of the above indicators of impairment, the Company measures any impairment based on a projected discounted cash flow method using a discount rate determined by the Company’s management to be commensurate with the risk inherent in the Company’s current business model.

Revenue recognition

The Company derives its revenue from the sale and delivery of online advertising impressions, through vehicles such as pop-under, pop-up and slider ads, and pop-under search results from its SearchScout service, to users within the GAIN Network. Revenue is recognized in the period the advertising services are delivered provided there is persuasive evidence of an arrangement, service has been provided to the customer, the price to the customer is fixed or determinable and collectibility is reasonably assured. In addition, the Company performs credit reviews to evaluate a customer’s ability to pay. If the Company determines that collectibility is not reasonably assured, revenue is recognized as cash is collected.

Amounts billed or received in advance of service delivery are initially deferred and subsequently recognized upon delivery of the service.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cost of revenue

Cost of revenue comprises operating and customer support expenses. These expenses include salaries, Internet bandwidth, amortization of certain internally developed software and depreciation and maintenance expenses associated with server, network and storage equipment used in the maintenance and development of analytical databases and servers and network equipment used to deliver advertising campaigns to users.

Product and technology development

Costs incurred in connection with the research and development of the Company’s products and technologies, other than those accounted for under SOP 98-1, are expensed as incurred.

Advertising and distribution expenses

Advertising and distribution expenses consist primarily of advertising fees paid to websites for the promotion of the Company’s own software applications, fees paid by the Company to the third parties with whom it has distribution arrangements and costs to promote the Company’s services for advertisers. These expenses are charged to sales and marketing expense and generally expensed as incurred. Advertising and distribution expenses for the years ended December 31, 2001, 2002 and 2003 were approximately $6,582,000, $8,229,000 and $19,269,000, respectively.

Refundable amounts paid in advance to distribution partners are recorded within prepaid expenses and other current assets and are expensed as the actual costs are incurred.

Stock-based expense

Pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company accounts for employee stock options under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and FASB Interpretation No. 44 or “FIN 44,” “Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25,” and follows the disclosure-only provisions of SFAS No. 123. Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the estimated fair value of the Company’s common stock and the exercise price of options to purchase that stock. This unearned stock-based expense is amortized using the accelerated method over the remaining vesting periods of the related options, which is generally four years. For purposes of estimating the compensation cost of the Company’s option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation, Transition and Disclosure.” SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee expense. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee expense be displayed prominently and in a tabular format.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had compensation cost been recognized based on the fair value at the date of grant for options granted during 2001, 2002 and 2003, the pro forma amounts of the Company’s net income (loss) would have been as follows (in thousands):

		Years Ended December 31,
		2001	2002	2003
Net income (loss) as reported		$(17,254)	$91	$34,856
Add:	Employee stock-based expense included in reported net income (loss), net of related tax effects	—	—	3,695
Deduct:	Total employee stock-based expense determined under a fair value based method, net of related tax effects	(47)	(31)	(3,792)

Pro forma net income (loss)		$(17,301)	$60	$34,759

Basic net income (loss) per share:
As reported		$(1.73)	$0.00	$1.41

Pro forma		$(1.74)	$0.00	$1.41

Diluted net income (loss) per share:
As reported		$(1.73)	$0.00	$0.98

Pro forma		$(1.74)	$0.00	$0.98

See Note 7 for a summary of the assumptions used to estimate the fair value of equity instruments granted to employees.

The Company accounts for non-cash stock-based expense issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Pronouncement No. (“EITF”) 96-18, “Accounting for Equity Investments That Are Issued to Non-Employees for Acquiring, or in Conjunction with Selling, Goods or Services.”

Income taxes

The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and net operating loss and credit carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Segment reporting

The FASB issued SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” which establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographic areas and major customers. The method of determining what information to report is based on the way management organizes the operating segments within the Company for making operating decisions and assessing financial performance.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company’s chief operating decision-maker is considered to be the Chief Executive Officer (“CEO”). The CEO reviews financial information for purposes of making operational decisions and assessing financial performance. This financial information is consistent with the information presented in the accompanying statements of operations. The Company operates in one segment, online marketing.

Net income (loss) per share

Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of shares of common stock and participating convertible preferred stock outstanding during the period. The calculation of diluted net income (loss) per share is computed by giving effect to all dilutive potential common shares, but excludes potential common shares if the effect is antidilutive. Potential common shares are comprised of common stock subject to repurchase rights, shares of common and preferred stock issuable upon the exercise of stock options, warrants and purchase rights and shares of common stock issuable upon conversion of convertible preferred stock.

Pro forma net income (loss) per share (unaudited)

The pro forma net income per share for the year ended December 31, 2003 is computed using the weighted average number of shares of common stock outstanding, on a basic and diluted basis, including the pro forma effects of the automatic conversion of the Company’s convertible preferred stock into shares of common stock effective upon the closing of the Company’s initial public offering, as if such conversion occurred on January 1, 2003 or at the date of original issuance, if later.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of basic and diluted net income (loss) per share and pro forma net income per share for the periods indicated (in thousands, except per share amounts):

	Years Ended December 31,			Pro Forma Year Ended December 31, 2003
	2001	2002	2003
				(unaudited)
Net income (loss)	$(17,254)	$91	$34,856	$34,856

Weighted average common shares outstanding	9,963	10,255	14,208	32,807
Plus: Weighted average participating convertible preferred stock	—	18,581	18,599	—
Less: Weighted average common shares subject to repurchase	—	(38)	(205)	(205)
Less: Weighted average common shares subject to non-recourse notes receivable (see Note 7)	—	(4,609)	(7,906)	(7,906)

Weighted average common shares used to compute basic net income (loss) per share	9,963	24,189	24,696	24,696

Effects of dilutive securities
Weighted average common stock options	—	1,153	2,121	2,121
Weighted average convertible preferred stock warrants and purchase rights	—	—	798	798
Weighted average common stock issued in exchange for non-recourse notes receivable (see Note 7)	—	4,727	7,818	7,818

Weighted average shares used to compute diluted net income (loss) per share	9,963	30,069	35,433	35,433

Net income (loss) per share
Basic	$(1.73)	$0.00	$1.41	$1.41

Diluted	$(1.73)	$0.00	$0.98	$0.98

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth potential shares of common stock at year-end that are not included in the diluted net loss per share calculation above because to do so would be antidilutive for the periods indicated (in thousands):

	December 31,			Pro Forma December 31, 2003
	2001	2002	2003
				(unaudited)
Convertible preferred stock	18,581	—	—	—
Warrants and rights to purchase convertible preferred stock	1,205	1,205	38	—
Options and warrants to purchase common stock	5,113	730	489	527

	24,899	1,935	527	527

Comprehensive income (loss)

Comprehensive income (loss) consists of net income (loss) and unrealized gains on available-for-sale investments, and is presented in the consolidated statements of stockholders’ equity (deficit). The component of accumulated other comprehensive loss is as follows (in thousands):

	Years Ended December 31,
	2001	2002	2003
Unrealized loss on available-for-sale investments, net of income taxes	$—	$—	$24

Recent accounting pronouncements

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation No. 45, and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. All provisions of the Statement, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. The Company does not currently have any instruments that meet the definition of a derivative, and therefore the adoption of SFAS No. 149 has had no effect on the Company’s consolidated financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and further requires that an issuer classify as a liability (or an asset in some

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

circumstances) financial instruments that fall within its scope because these financial instruments embody an obligation of the issuer. Many of these instruments were previously classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). SAB 104 revises or rescinds portions of the interpretative guidance related to revenue recognition included in Topic 13 of the codification of the staff accounting bulletins. The Company has assessed the impact of SAB 104 and concluded that the adoption of SAB 104 did not have a material impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity, if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued FIN 46 (revised December 2003), Consolidation of Variable Interest Entities (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

•	Special-purpose entities (“SPEs”) created prior to February 1, 2003. The Company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

•	Non-SPEs created prior to February 1, 2003. The Company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

•	All entities, regardless of whether an SPE, created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003.

The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the Company’s consolidated financial position, consolidated results of operations, or liquidity. The Company believes that the adoption of FIN 46-R will not have a material impact on its financial position or results of operations.

Note 3—Balance Sheet Components:

Accounts receivable

	December 31,
	2002	2003
Accounts receivable	$10,115	$16,417
Less: allowance for doubtful accounts	(270)	(158)

	$9,845	$16,259

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The activity in the allowance for the doubtful accounts is summarized as follows (in thousands):

	2001	2002	2003
Allowance balance at January 1	$43	$124	$270
Amounts charged to expense	308	230	243
Amounts written off	(227)	(84)	(355)

Allowance balance at December 31	$124	$270	$158

Prepaid expenses and other current assets

Prepaid expenses and other current assets at December 31, 2002 and 2003 consisted of the following (in thousands):

	December 31,
	2002	2003
Refundable payments to distribution partners	$258	$4,101
Other prepaid expenses and current assets	1,100	1,956

	$1,358	$6,057

Property and equipment

Property and equipment at December 31, 2002 and 2003 consisted of the following (in thousands):

	December 31,
	2002	2003
Internally developed software	$3,019	$4,423
Computer and office equipment	8,051	13,653
Furniture and fixtures	482	546
Software and licenses	1,217	2,112
Leasehold improvements	1,201	1,295

	13,970	22,029
Less: Accumulated depreciation and amortization	(9,378)	(11,247)

Property and equipment, net	$4,592	$10,782

Depreciation and amortization expense for the years ended December 31, 2001, 2002 and 2003 was approximately $3,868,000, $4,338,000 and $4,296,000, respectively.

Equipment acquired under capital lease obligations included in property and equipment comprised of the following (in thousands):

	December 31,
	2002	2003
Computer and office equipment	$3,522	$11,755
Less: Accumulated depreciation and amortization	(2,778)	(4,358)

	$744	$7,397

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accrued liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,
	2002	2003
Accrued advertising and distribution expenses	$1,764	$3,763
Accrued wages and benefits	1,974	3,356
Accrued legal fees	1,175	1,488
Accrued litigation costs	900	393
State taxes payable	15	1,310
Other accrued liabilities	431	340

	$6,259	$10,650

Note 4—Borrowings:

Subordinated loan agreement

In February 2000, the Company entered into a subordinated loan agreement with a leasing company. The agreement provided for borrowings of up to $5,000,000 at an interest rate of 10% per annum. The outstanding principal balance and accrued interest on the loan was fully repaid in November 2002.

In connection with this agreement, the Company granted rights to the leasing company to purchase up to 691,244 shares of the Company’s Series C convertible preferred stock at an exercise price of $2.17 per share. The purchase rights expire 45 days after an initial public offering or merger. The fair value of the purchase rights was estimated using the Black-Scholes model with the following assumptions: dividend yield of 0%, volatility of 70%, risk-free interest rate of 6.52% and an expected life of three years. The proceeds from the loan were allocated between the fair value of the purchase rights and the fair value of the loan, which approximately face value, due to market interest rates for notes with similar terms. The apportioned value of the purchase rights of $2,472,000 was recorded as a debt discount and amortized using the effective interest method to interest expense over the term of the agreement. The Company recorded $824,000 and $893,000 in non-cash interest expense related to the debt discount for the years ended December 31, 2001 and 2002, respectively. The value of the purchase rights was fully amortized at December 31, 2002.

Line of credit agreement

In March 2002, the Company entered into a one-year line of credit agreement with a financial institution. This agreement allowed the Company to borrow up to 80% of eligible accounts receivable, up to a gross amount of $2,500,000. Borrowings under this line of credit were collateralized by all of the Company’s assets. This line of credit bore interest at the lender’s prime rate plus 3%. At December 31, 2002, the Company had $2,010,000 outstanding on this line of credit, which was fully repaid in 2003. This line of credit was not renewed in March 2003.

In April 2003, the Company entered into a one-year line of credit agreement with a financial institution. This agreement allows the Company to borrow up to 70% of eligible accounts receivable, up to a gross amount of $5,000,000. This line of credit bears interest at the lender’s

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Prime Rate, subject to a minimum 4.25% per annum, and is collateralized by all of the Company’s assets. As of December 31, 2003, the Company did not have any borrowings under the line of credit.

Note 5—Commitments and Contingencies:

Operating leases

The Company leases its facilities and certain equipment under non-cancellable operating lease agreements. These leases expire on various dates through 2009. Future minimum lease payments under these leases as of December 31, 2003 were as follows (in thousands):

Years Ending December 31,
2004	$1,918
2005	2,080
2006	1,103
2007	1,135
2008	1,035
2009	860

$8,131

Total rent expense for the years ended December 31, 2001, 2002 and 2003 was approximately $1,332,000, $1,196,000 and $1,247,000, respectively.

Capital leases

The Company leases certain equipment under various capital lease agreements that expire on various dates through 2007. Future minimum lease payments on capital leases are as follows (in thousands):

Years Ending December 31,	Capital Leases
2004	$4,051
2005	3,729
2006	1,069
2007	2

Total minimum lease payments	8,851
Less: Amount representing interest	(1,004)

Present value of minimum lease payments	7,847
Less: Unamortized discount	(88)
Less: Current portion of capital lease obligations	(3,394)

Long-term portion of capital lease obligations	$4,365

Purchase Commitments

As of December 31, 2003, the company had purchase commitments for bandwidth and hosting services totaling $592,000 to be paid in 2004.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Litigation

The Company is party to several disputes, almost all of which involve allegations that its delivery of online advertisements violates various trademark rights and copyrights and constitutes unfair competition under United States federal and state law. In April 2003, a number of lawsuits were consolidated for pre-trial purposes in one multidistrict litigation proceeding before the United States District Court for the Northern District of Georgia, which is referred to as the MDL proceeding. The Company has denied the claims and asserted various affirmative defenses, and is vigorously defending itself against these claims.

Discovery in the MDL proceeding is ongoing and is currently expected to be completed in June 2004. It is presently anticipated that the claimants will file a consolidated summary judgment motion on the federal claims, and that the Company will file a cross-motion for summary judgment on the federal claims. The MDL court has stayed any litigation on the state law claims and on any damages claims. The current case schedule provides that cross-motions will be briefed by September 2004. The Company expects that a hearing will be held during the fourth quarter of 2004, and does not presently expect a decision on the summary judgment motions to be rendered until at least the first quarter of 2005.

Where the Company can make an estimate of the possible loss or range of loss associated with the resolution of these legal proceedings, it records a liability. The ultimate outcome in any of these legal proceedings is uncertain, and a settlement amount or damages award in excess of the recorded liability or an adverse change in the estimated loss may have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Indemnifications

Certain of the Company’s distribution agreements contain general indemnification provisions. In these agreements, the Company generally states that it will indemnify and hold harmless third parties against damages incurred by the distributor relating to infringements by the Company’s products of certain property rights. The Company has not received any claims under this indemnification and does not know of any instances in which such a claim may be brought against the Company in the future.

Note 6—Convertible Preferred Stock:

The following summarizes the Company’s convertible preferred stock.

As of December 31, 2003, convertible preferred stock consisted of (in thousands):

Series	Authorized	Issued and Outstanding	Shares of Common Stock Reserved for Conversion	Liquidation Value	Carrying Value
A	1,125	1,125	1,125	$225	$216
B	4,401	4,160	4,401	2,496	2,438
C	8,591	7,604	8,591	11,786	11,704
D	7,313	5,743	7,313	45,945	45,839
Undesignated	250	—	250	—	—

	21,680	18,632	21,680	$60,452	$60,197

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The rights, restrictions and preferences of the Series A, B, C and D convertible preferred stock (“Series A,” “Series B,” “Series C,” and “Series D,” respectively) are as follows:

Dividends

The holders of Series A, B, C and D are entitled to receive annual, noncumulative dividends of $0.016, $0.048, $0.124 and $0.64 per share, respectively, as declared by the Board of Directors, in preference to the holders of the common stock. As of December 31, 2003, no dividends had been declared or paid.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, including a merger, or sale or transfer of substantially all assets of the Company, or consolidation where the beneficial owners of the Company’s common stock and preferred stock own less than 50% of the resulting voting power of the surviving entity, the holders of Series A, B, C and D are entitled to receive proceeds equal to $0.20, $0.60, $1.55 and $8.00 per share, respectively, plus any declared but unpaid dividends prior to any distribution to the holders of common stock. Upon completion of the above distributions, the remaining assets available to the stockholders will be distributed ratably between the Series A, B, C and D and common stock holders based on the number of shares of common stock held by each, on an as if converted basis. Maximum distributions to preferred stockholders are as follows: $0.30 per share for Series A, $0.90 per share for Series B, $2.325 per share for Series C and $12.00 per share for Series D. Any remaining proceeds will be distributed among common stockholders pro rata based on the number of shares of common stock held by each.

Redemption

Outside certain preferences granted upon liquidation, the holders of preferred stock have no redemption rights.

Conversion

Each share of convertible preferred stock is convertible into a number of common shares determined by dividing $0.20 by the conversion price applicable to such share for Series A, $0.60 per share for Series B, $1.55 per share for Series C and $8.00 per share for Series D. The initial conversion price shall be $0.20 per share of Series A, $0.60 per share of Series B, $1.55 per share of Series C and $8.00 per share of Series D. Each series of preferred stock is currently convertible into common stock on a one-for-one basis.

The preferred stock will automatically convert into common stock, at the then applicable conversion price, immediately upon the earlier of (a) the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement under the Securities Act of 1933, as amended, in which the public offering price is at least $11.50 per share and the cash proceeds are at least $25,000,000 or (b) upon the written consent of 60% of the preferred stockholders.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Voting

The holders of preferred stock are entitled to vote on all matters and have a number of votes equal to the number of shares of common stock into which the preferred stock could be converted pursuant to the conversion rights. Except as otherwise required by law, the holders of preferred stock have voting rights equal to those of the common stock holders.

Warrants and Purchase Rights

In connection with certain financing arrangements, the Company issued warrants and rights to purchase shares of the Company’s convertible preferred stock. The following warrants and purchase rights were outstanding as of December 31, 2003:

	Number Issued	Number Cancelled	Number Exercised	Number Outstanding and Exercisable	Exercise Price	Fiscal Year of Expiration
Series B	266,667	(225,000)	(25,000)	16,667	$0.60	2004

Series C	209,438	—	(25,807)	183,631	$1.55	Earlier of IPO, merger or 2004

Series C	19,355	—	—	19,355	$1.55	Earlier of two years after IPO or 2007

Series C	691,244	—	—	691,244	$2.17	45 days after IPO or merger

Series D	37,500	—	—	37,500	$8.00	2010 to 2013

In December 1998, the Company issued warrants to investors to purchase 250,000 shares of Series B preferred stock at $0.60 per share in connection with the receipt of funds pursuant to bridge loans. The warrants were exercisable immediately and expired on the earlier of December 2003, the closing of an initial public offering with proceeds of at least $7.5 million or the sale of the Company in which at least 50% of the voting power is dispersed. The fair value of the warrants at the date of issuance was determined to be approximately $93,000 and was estimated using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.3%; contractual life of 5 years; and expected volatility of 70%. This amount was amortized to as interest expense over the term of the bridge loans, which converted into Series B preferred stock in 1999.

In May 2003, an investor exercised a warrant to purchase 25,000 shares of Series B at an exercise price of $0.60 per share for total cash proceeds of $15,000, and in December 2003, warrants to purchase 225,000 shares of Series B expired unexercised.

In June 1999, the Company issued a warrant to a lessor to purchase up to 16,667 shares of Series B preferred stock at $0.60 per share in connection with an equipment lease line. The warrant is exercisable immediately and expires in June 2004. The fair value of the warrant on the date of issuance was determined to be approximately $6,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate 5.7%; contractual life of five years; and expected volatility of 70%. This amount was amortized to interest expense over the term of the lease line. Amortization for the years ended December 31, 2001 and 2002 was approximately $2,000 and $1,000, respectively. The value of the warrant was fully amortized at December 31, 2002.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In August and October 1999, the Company issued warrants to investors to purchase 209,438 shares of Series C at an exercise price of $1.55 per share in connection with a bridge loan. The warrants were exercisable immediately and expire on the earlier of August or October 2004, respectively, the closing of an initial public offering with proceeds of at least $7.5 million or the sale of the Company in which at least 50% of the voting power is transferred. The apportioned fair value of the warrant at the date of issuance was determined to be approximately $205,000 using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.1%; contractual life of 5 years; and expected volatility of 70%. This amount was recognized as additional interest expense upon conversion of the bridge loans into Series C preferred stock in 1999.

In December 2003, an investor exercised warrants to purchase 25,807 shares of Series C at an exercise price of $1.55 per share for total cash proceeds of $40,000.

In February 2000, the Company issued a warrant to a lessor to purchase up to 19,355 shares of Series C at $1.55 per share in connection with an equipment lease line. The warrant is exercisable immediately and expires on the earlier of February 2007 or two years after an initial public offering by the Company. The fair value of the warrant at the date of issuance was determined to be approximately $103,000 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 6.5%; contractual life of seven years; and expected volatility of 70%. This amount was amortized to interest expense over the term of the lease line. Amortization for the years ended December 31, 2001 and 2002 was $35,000 and $38,000, respectively. The value of the warrant was fully amortized at December 31, 2002.

In February 2000, the Company granted rights to purchase up to 691,244 shares of Series C in connection with a subordinated loan (see Note 4).

In October 2000, the Company issued a warrant to a lessor to purchase 18,750 shares of Series D at $8.00 per share in connection with an equipment lease line. The warrant is exercisable immediately and expires in October 2010. The fair value of the warrants at the date of issuance was determined to be approximately $121,000 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 6%; contractual life of 10 years; and expected volatility of 70%. This amount was amortized to interest expense over the term of the lease line. Amortization for the years ended December 31, 2001, 2002 and 2003 was approximately $40,000, $40,000 and $37,000, respectively. The value of the warrant was fully amortized at December 31, 2003.

In April 2003, the Company issued a warrant to a lessor to purchase 18,750 shares of Series D at $8.00 per share in connection with an equipment lease line. The warrant is exercisable immediately and expires in April 2013. The fair value of the warrants at the date of issuance was determined to be approximately $117,000 using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.89%; contractual life of 10 years; and expected volatility of 70%. This amount is being amortized to interest expense over the term of the lease line. Amortization for the year ended December 31, 2003 was approximately $29,000.

The warrants and purchase rights to purchase preferred stock that are not exercised prior to the consummation of this offering will become exercisable for common stock.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 7—Stockholders’ Equity (Deficit):

Common Stock

The Company’s Certificate of Incorporation authorizes the Company to issue 60,000,000 shares of common stock. Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of the preferred stockholders.

Stock Option Plan

In 1999, the Company adopted the 1999 Stock Plan (the “Plan”) under which incentive stock options, nonstatutory stock options and stock purchase rights may be granted to employees and consultants. The exercise price for incentive stock options must be at least 100% of the fair market value on the date of the grant for employees owning less than 10% of the voting power of all classes of stock and at least 110% of the fair market value on the date of grant for employees owning at least 10% of the voting power of all classes of stock. Options generally expire in 10 years and vest over periods determined by the directors, generally four years. However, options granted under the Plan generally become exercisable immediately, with the common stock purchased under these options subject to the Company’s right to repurchase, which lapses over a maximum period of four years at such times and under such conditions as determined by the Board of Directors. Upon termination of employment, unvested shares may be repurchased by the Company for the original purchase price.

Option and stock purchase right activity under the Plan was as follows (in thousands):

		Options Outstanding
	Options Available for Grant	Shares	Weighted Average Exercise Price
Balances, December 31, 2000	2,103	607	$1.29
Authorized	3,700
Granted	(5,213)	5,213	0.10
Exercised	—	(347)	0.91
Cancelled	360	(360)	1.28

Balances, December 31, 2001	950	5,113	0.10
Granted	(1,160)	1,160	0.19
Exercised	—	(4,558)	0.10
Cancelled	437	(437)	0.11

Balances, December 31, 2002	227	1,278	0.20
Authorized	5,300
Granted	(3,683)	3,683	0.72
Exercised	—	(519)	0.26
Cancelled	97	(97)	0.46

Balances, December 31, 2003	1,941	4,345	0.62

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2001, 2002 and 2003, 803,904, 2,467,839 and 1,545,093 shares of common stock, respectively, issued under the Plan remained subject to repurchase rights due to the early exercise of stock options. For options granted after March 21, 2002 and subsequently exercised, the Company recorded the portion subject to repurchase as a liability in accordance with EITF 00-23, “Issues Related to the Accounting for Stock Compensation under APB 25 and FIN 44.” At December 31, 2002 and 2003, the liability relating to common stock still subject to repurchase was approximately $7,000 and $100,000, respectively. The exercise of these options has been included in the option activity table above.

The options outstanding, exercisable and vested by range of exercises price as of December 31, 2003 were as follows (options in thousands):

	Options Outstanding and Exercisable			Options Vested
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$0.10	461	7.82	$0.10	315	$0.10
$0.25	3,269	9.20	0.25	219	0.25
$0.40—$1.30	126	9.22	0.56	50	0.59
$2.50	202	9.64	2.50	—	—
$3.25—$4.25	103	9.79	3.85	—	—
$4.75	184	9.94	4.75	—	—

$0.10—$4.75	4,345	9.12	0.62	584	0.25

As of December 31, 2001 and 2002, 1,294,259 and 301,503 options, respectively, were vested.

The weighted average fair value of options granted during the years ended December 31, 2001, 2002 and 2003 was $0.01, $0.02 and $3.46, respectively, as of the grant date.

The Company calculated the fair value of each option on the date of grant during 2001, 2002 and 2003 using the minimum value model as prescribed by SFAS No. 123 and using the following assumptions:

	Years Ended December 31,
	2001	2002	2003
Risk-free interest rate	4.4%	3.4%	3.0%
Expected lives (in years)	2.71	3.45	3.52
Dividend yield	0.0%	0.0%	0.0%

Changes in the subjective input assumptions can materially affect the fair value estimate. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Stock-based expense

In connection with certain stock option grants to employees during the year ended December 31, 2003, the Company recognized approximately $12,283,000 of deferred stock-

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

based compensation for the excess of the estimated fair value of the shares of common stock subject to such options over the exercise price of these options at the date of grant. Such amounts are included as a reduction of stockholders’ equity and are being amortized using the accelerated method over the vesting period of the related options, which is generally four years. Amortization expense for the year ended December 31, 2003, net of cancellations, was approximately $3,700,000.

Stock-based expense related to equity investments granted to consultants is recognized as earned. At each reporting date, the Company re-values any unvested equity investments using the Black-Scholes option pricing model. As a result, the stock-based expense will fluctuate as the fair market value of the Company’s common stock fluctuates. During the years ended December 31, 2001, 2002 and 2003, the Company granted fully vested options to purchase 200,171, 18,000 and 39,500 shares of common stock, respectively, to consultants in exchange for services. In connection with these grants, the Company recorded compensation expense of $16,000, $2,000 and $269,000 during 2001, 2002 and 2003, respectively.

Stockholders’ notes receivable and stock repurchase program

From 1999 to 2001, certain employees exercised common stock options in exchange for full recourse promissory notes. These notes accrued interest at 5.0% to 6.3% per annum. Certain notes matured three years from the date of issuance and the remaining notes matured at the earlier of five years from the date of issuance or nine months after an initial public offering.

On March 1, 2001, the Company announced a voluntary stock repurchase and stock option exchange program (the “Program”) for the Company’s employees and consultants. Under the Program, the Company offered to (i) purchase from employees and consultants certain shares of the Company’s common stock acquired through the exercise of stock options in exchange for promissory notes or (ii) cancel outstanding stock options, where the exercise price was equal to or greater than $1.00 per share. Those who elected to participate were to be granted an equal number of new stock options at a future date (at least six months and a day later) with an exercise price equal to the then fair market value of the Company’s common stock. In the event that the total repurchase price was not sufficient to fully cancel the employee’s or consultant’s indebtedness, the Company forgave the remaining balance.

As part of the Program, on March 16, 2001, the Company repurchased a total of 1,511,893 shares of common stock at $1.15 per share (management’s estimate of fair value on March 16, 2001) for total consideration of approximately $1,739,000 in exchange for notes and interest receivable totalling approximately $1,712,000 and $27,000, respectively, and forgave the remaining balance of notes and interest receivable of approximately $93,000 and $21,000, respectively. The Company also cancelled 305,500 outstanding options. On October 12, 2001, at a meeting of the Company’s board of directors, new stock options were granted at the then fair market value of $0.10 per share, and on December 28, 2001, a cash bonus totalling approximately $94,000 was paid to employees and consultants to offset tax liabilities arising from the Program.

The forgiveness of notes and interest receivable and the total cash bonuses were recorded as compensation expense. The Company recorded $8,000 and $1,000, respectively, as cost of

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

revenue and recorded the remaining amounts of $122,000 and $93,000, respectively, in general and administrative expenses.

As part of the Program, on April 20, 2001, the Company repurchased 425,000 shares of common stock from one of its executive officers at $0.85 per share (management’s estimate of fair value on April 20, 2001), for total consideration of approximately $361,000 in exchange for notes and interest receivable totalling approximately $340,000 and $21,000, respectively. The Company forgave the balance of accrued interest associated with these notes of approximately $6,000. On October 21, 2001, new stock options were granted to this individual at the then fair market value of $0.10 per share, and on December 28, 2001, a cash bonus of approximately $21,000 was paid to the executive officer to partially offset tax liabilities associated with the transaction. The forgiveness of interest receivable and cash bonus were recorded as compensation expense within general and administrative expenses.

Following the Program, at December 31, 2001, the Company had stockholder notes receivable totalling approximately $151,000, relating to the exercise of 4,609,017 common stock options at exercise prices ranging from $0.02 to $0.20 per share. In 2002, these notes, plus accrued interest totalling approximately $25,000, were replaced with new interest free notes, which mature at the earlier of four years from the date of issuance or nine months after an initial public offering. These notes are collateralized by certain common stock of the Company.

Between January 2002 and June 2002, employees exercised options to purchase 3,296,949 shares of common stock at an exercise price of $0.10 per share and executed interest free promissory notes in favor of the Company. These notes mature at the earlier of five years from the date of issuance or nine months after an initial public offering. The notes outstanding, totalling approximately $330,000 at each of December 31, 2002 and 2003, are collateralized by certain common stock of the Company.

In accordance with the guidance in Issue 34 of EITF 00-23, as the Company established a history of previously forgiving full-recourse promissory notes with its 2001 Program, the stockholder notes issued in 2002 and 2003 have been accounted for as non-recourse in nature. As a result, the exercise of the options to purchase 4,609,017 shares of common stock continues to be a stock option award for accounting purposes and is not accounted for as an exercised stock option award in accordance with EITF 00-23, and the stockholder notes relating to these options, totalling $151,000, were eliminated.

In addition, also in accordance with EITF 00-23, the exercise of the options to purchase 3,296,949 shares of common stock, described above, continues to be a stock option award for accounting purposes and is not accounted for as an exercised stock option award.

For the purposes of the stock option and purchase right activity table above, the options to purchase 4,609,017 shares and 3,296,949 shares of common stock have been treated as exercised, as this table is prepared using the legal form of the exercise, rather than the accounting in accordance with EITF 00-23.

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8—Income Taxes:

The components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$—	$—	$629
State	—	14	2,544
Foreign	—	—	2

	—	14	3,175

Deferred:
Federal	—	—	(9,091)
State	—	—	(2,656)

	—	—	(11,747)

Total provision for (benefit from) income taxes	$—	$14	$(8,572)

The items accounting for the difference between income taxes computed at the federal statutory rate and the provision for income taxes consisted of:

	Years Ended December 31,
	2001	2002	2003
Federal statutory rate	(35.0)%	35.0%	35.0%
State taxes and credits, net of federal benefit	(6.4)	(327.0)	8.7
Tax credits	(1.0)	(282.8)	(0.1)
Stock-based expense	—	—	4.9
Permanent items and other	(0.2)	534.3	2.2
Change in valuation allowance	42.6	53.8	(83.3)

Total provision for (benefit from) income taxes	0.0%	13.3%	(32.6)%

The components of the net deferred income tax assets as of December 31, 2002 and 2003, were as follows (in thousands):

	December 31,
	2002	2003
Deferred income tax assets:
Net operating loss carryforwards	$18,171	$7,332
Research and development credits	1,672	776
Reserves and accruals	1,051	2,977
Depreciation	1,000	662

Gross deferred income tax assets	21,894	11,747
Valuation allowance	(21,894)	—

Net deferred income tax assets	$—	$11,747

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Management evaluates the recoverability of the deferred income tax assets and recognizes the tax benefit only if reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred income tax assets are realizable, the valuation allowance will be adjusted. At December 31, 2002, the Company provided a valuation allowance against its deferred income tax assets due to the uncertainty regarding their realizability. As of December 31, 2003, the Company has released the valuation allowance because it believes that it is more likely than not that all deferred income tax assets will be realized in the foreseeable future.

At December 31, 2003, the Company had federal and state net operating loss carryforwards of approximately $16,310,000 and $41,605,000, respectively, available to offset future regular taxable income. If not utilized, the federal net operating losses will expire in 2021. The state net operating losses will expire between 2007 and 2012.

At December 31, 2003, the Company had federal research and development credit carryforwards of approximately $147,000, which will expire between 2018 and 2023.

The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership. The Company has federal and state net operating losses of approximately $2,468,000 that are subject to annual limitations of $38,000.

Note 9—Segment Reporting:

The following table presents revenue by geographical location, defined by customers’ billing addresses (in thousands):

	Years Ended December 31,
	2001	2002	2003
United States	$13,260	$35,402	$77,193
International	1,418	5,185	13,287

	$14,678	$40,587	$90,480

Note 10—401(k) Plan:

In January 1999, the Company adopted a 401(k) plan (the “401(k)”). Participation in the 401(k) plan is available to all eligible employees, who contribute amounts not to exceed the statutory limit as prescribed by the Internal Revenue Code. The Company may make profit sharing and or matching contributions to the 401(k) plan. To date, no contributions have been made by the Company.

Note 11—Subsequent Events:

Subsequent to December 31, 2003, the Company relocated its headquarters to a different facility, also located in Redwood City. The Company expects to incur lease payments under the new facility lease of approximately $496,000 in 2004, $764,000 in 2005, $787,000 in 2006, $810,000 in 2007, $835,000 in 2008 and $860,000 in 2009. The lease on the vacated property

CLARIA CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

expires in 2005 and the Company expects to incur a restructuring charge of approximately $2.4 million in the quarter ending March 31, 2004. The Company also entered into two cash commitments totaling $9.0 million to be paid in 2004, which cash commitments will be amortized to operating expense in future periods. The Company’s Board of Directors and stockholders also approved the reservation of an additional 2,000,000 shares of common stock for future issuance under the Plan and issued options to purchase 1,810,725 shares of common stock at exercise prices of $4.75 and $8.88 per share to employees. The Company also agreed to issue a warrant to purchase 750,000 shares of its common stock at an exercise price of $10.44 per share. The warrant is exercisable immediately and has a three year term. The fair value of the warrant will be amortized to operating expense in future periods.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses to be paid by Claria in connection with the sale of the shares of common stock being registered hereby. All amounts are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

SEC registration fee		$19,005
NASD filing fee		15,500
Nasdaq National Market initial filing fee		5,000
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Directors and officers liability insurance		*
Blue sky fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933.

As permitted by the Delaware General Corporation Law, the Registrant’s certificate of incorporation includes a provision that eliminates, to the fullest extent permitted by law, the personal liability of a director for monetary damages resulting from breach of his fiduciary duty as a director.

As permitted by the Delaware General Corporation Law, the Registrant’s bylaws provide that:

•	the Registrant is required to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions;

•	the Registrant may indemnify its other employees and agents as provided in indemnification contracts entered into between the Registrant and its employees and agents;

•	the Registrant is required to advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to certain very limited exceptions; and

•	the rights conferred in the bylaws are not exclusive.

In addition, the Registrant has entered into indemnity agreements with each of its current directors and officers. These agreements provide for the indemnification of directors and officers for all reasonable expenses and liabilities incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were agents of the Registrant.

The Registrant currently carries liability insurance for its directors and officers.

The Underwriting Agreement filed as Exhibit 1.01 to this Registration Statement provides for indemnification by the underwriters of the Registrant and its directors and officers for certain liabilities under the Securities Act of 1933, or otherwise.

Reference is made to the following documents filed as exhibits to this Registration Statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number
Form of Underwriting Agreement	1.01	*
Amended and Restated Certificate of Incorporation of the Registrant	3.01
Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed following the consummation of this offering	3.05	*
Bylaws of the Registrant	3.06
Form of Amended and Restated Bylaws of the Registrant, to be effective following the closing of this offering	3.07	*
Form of Indemnity Agreement	10.14	*

* To	be filed by amendment.

ITEM 15.    Recent Sales of Unregistered Securities.

Since March 1, 2001, the Registrant has issued and sold the following securities:

1. Through March 1, 2004, we granted direct issuances or stock options to purchase 11,738,773 shares of our common stock at exercise prices ranging from $0.10 to $4.75 per share to our employees, consultants, directors and other service providers under our 1999 Stock Plan.

2. Through March 1, 2004, we issued and sold an aggregate of 5,189,903 shares of our common stock to employees, consultants, directors and other service providers at prices ranging from $0.10 to $2.50 per share under direct issuances or exercises of options granted under our 1999 Stock Plan.

3. In April 2003, we issued warrants to purchase 18,750 shares of Series D preferred stock to an equipment lessor at an exercise price of $8.00.

4. In April 2003, we granted a purchase right to Pentech Financial Services, Inc. with respect to up to $1,000,000 in any future private equity financings that we complete.

5. In May 2003, an individual investor exercised a warrant to purchase 25,000 shares of Series B preferred stock at an exercise price of $0.60 per share.

6. In December 2003, Capital M Group, LLC exercised warrants to purchase 25,807 shares of Series C preferred stock at an exercise price of $1.55 per share.

7. In January 2004, Internet Ventures III exercised a warrant to purchase 32,258 shares of Series C preferred stock at an exercise price of $1.55 per share.

Upon the completion of this offering, each outstanding share of Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock will convert into one share of common stock.

All sales of common stock made pursuant to the exercise of stock options were made in reliance on Rule 701 under the Securities Act or on Section 4(2) of the Securities Act.

All other sales were made in reliance on Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act. These sales were made without general solicitation or advertising. Each purchaser was a sophisticated investor with access to all relevant information necessary to evaluate the investment and represented to the Registrant that the shares were being acquired for investment.

ITEM 16.    Exhibits and Financial Statement Schedules.

(a) The following exhibits are filed herewith:

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01	Amended and Restated Certificate of Incorporation of the Registrant filed on March 28, 2000 with the Delaware Secretary of State.

3.02	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed on June 26, 2001 with the Delaware Secretary of State.

3.03	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed on July 5, 2001 with the Delaware Secretary of State.

3.04	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed on October 22, 2003 and made effective as of October 29, 2003 with the Delaware Secretary of State.

3.05*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon closing of this offering with the Delaware Secretary of State.

3.06	Bylaws of the Registrant.

3.07*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01*	Form of Registrant’s Common Stock certificate.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01	1999 Stock Plan.

10.02*	2004 Equity Incentive Plan.

10.03*	2004 Employee Stock Purchase Plan.

10.04	Lease dated December 15, 2003 between the Registrant and MPTP Holding, LLC.

10.05	Employment Agreement dated as of February 26, 1999 between Registrant and Jeffrey McFadden.

10.06	Employment Agreement dated as of March 19, 1999 between Registrant and Anthony Martin.

10.07	Employment Agreement dated as of February 3, 1999 between Registrant and Scott Eagle.

10.08	Offer Letter dated November 16, 1999 from Registrant to Mitchell Weisman.

10.09	Key Employee Retention Agreement effective February 7, 2001 between Registrant and Mitchell Weisman.

10.10	Offer Letter dated March 23, 2000 from Registrant to Scott VanDeVelde.

10.11	Key Employee Retention Agreement effective March 24, 2000 between Registrant and Scott VanDeVelde.

10.12	Offer Letter dated February 4, 2003 from Registrant to Joseph Cutts.

10.13	Second Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain investors of the Registrant dated March 28, 2000.

10.14*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.

Exhibit Number	Exhibit Title

10.15 (a)	Search Services Agreement effective March 28, 2003 between Registrant and Overture Services, Inc.

10.16 (a)	Amendment #1 to Search Services Agreement effective September 12, 2003 between Registrant and Overture Services, Inc.

10.17 (a)	Amendment #2 to Search Services Agreement effective October 1, 2003 between Registrant and Overture Services, Inc.

10.18 (a)	Contextual Search Agreement effective September 16, 2003 between Registrant and Overture Services, Inc.

10.19 (a)	Amendment #1 to Contextual Search Agreement effective December 17, 2003 between Registrant and Overture Services, Inc.

10.20 (a)	Distribution Agreement dated September 9, 2003 between Gain Publishing, Ltd. and Sharman Networks Ltd.

10.21	Consulting Agreement dated October 11, 2001 between Registrant and John Giuliani.

10.22	General Terms Agreement dated May 29, 2002 between Registrant and Avenue A, Inc.

10.23	Offer Letter dated January 26, 2004 from Registrant to Richard Mora.

10.24	Key Employee Retention Agreement dated January 27, 2004 between Registrant and Richard Mora.

21.01	List of Registrant’s Subsidiaries.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of PricewaterhouseCoopers LLP, independent accountants.

24.01	Power of Attorney (see page II-7).

*	To be filed by amendment.
(a)	Confidential treatment has been requested for a portion of this exhibit.

(b) Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17.    Undertakings.

The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Redwood City, State of California, on April 7, 2004.

CLARIA CORPORATION

By:	/s/ JEFF MCFADDEN
Jeffrey McFadden President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Jeffrey McFadden and Richard Mora, and each of them, his or her true and lawful attorneys-in-fact and agents with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Name	Title	Date
Principal Executive Officer:

/s/ JEFF MCFADDEN Jeffrey McFadden	President, Chief Executive Officer and Director	April 1, 2004

Principal Financial Officer and Principal Accounting Officer:

/s/ RICHARD MORA Richard Mora	Chief Financial Officer	April 7, 2004

Additional Directors:

/s/ DAVID BUROW David Burow	Director	April 7, 2004

/s/ JOSEPH CUTTS Joseph Cutts	Director	April 7, 2004

Name	Title	Date

/s/ JOHN GIULIANI John Giuliani	Director	April 2, 2004

/s/ DAVID LEE David Lee	Director	April 7, 2004

/s/ MAGDALENA YESIL Magdalena Yesil	Director	April 7, 2004

/s/ PHILIP YOUNG Philip Young	Director	April 7, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Title

1.01*	Form of Underwriting Agreement.

3.01	Amended and Restated Certificate of Incorporation of the Registrant filed on March 28, 2000 with the Delaware Secretary of State.

3.02	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed on June 26, 2001 with the Delaware Secretary of State.

3.03	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed on July 5, 2001 with the Delaware Secretary of State.

3.04	Certificate of Amendment to Amended and Restated Certificate of Incorporation filed on October 22, 2003 and made effective as of October 29, 2003 with the Delaware Secretary of State.

3.05*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed upon closing of this offering with the Delaware Secretary of State.

3.06	Bylaws of the Registrant.

3.07*	Form of Amended and Restated Bylaws of the Registrant, to be effective upon closing of this offering.

4.01*	Form of Registrant’s Common Stock certificate.

5.01*	Opinion of Fenwick & West LLP regarding the legality of the securities being registered.

10.01	1999 Stock Plan.

10.02*	2004 Equity Incentive Plan.

10.03*	2004 Employee Stock Purchase Plan.

10.04	Lease dated December 15, 2003 between the Registrant and MPTP Holding, LLC.

10.05	Employment Agreement dated as of February 26, 1999 between Registrant and Jeffrey McFadden.

10.06	Employment Agreement dated as of March 19, 1999 between Registrant and Anthony Martin.

10.07	Employment Agreement dated as of February 3, 1999 between Registrant and Scott Eagle.

10.08	Offer Letter dated November 16, 1999 from Registrant to Mitchell Weisman.

10.09	Key Employee Retention Agreement effective February 7, 2001 between Registrant and Mitchell Weisman.

10.10	Offer Letter dated March 23, 2000 from Registrant to Scott VanDeVelde.

10.11	Key Employee Retention Agreement effective March 24, 2000 between Registrant and Scott VanDeVelde.

10.12	Offer Letter dated February 4, 2003 from Registrant to Joseph Cutts.

10.13	Second Amended and Restated Investors’ Rights Agreement by and between the Registrant and certain investors of the Registrant dated March 28, 2000.

10.14*	Form of Indemnity Agreement between the Registrant and each of its directors and executive officers.

10.15 (a)	Search Services Agreement effective March 28, 2003 between Registrant and Overture Services, Inc.

Exhibit Number	Exhibit Title

10.16 (a)	Amendment #1 to Search Services Agreement effective September 12, 2003 between Registrant and Overture Services, Inc.

10.17 (a)	Amendment #2 to Search Services Agreement effective October 1, 2003 between Registrant and Overture Services, Inc.

10.18 (a)	Contextual Search Agreement effective September 16, 2003 between Registrant and Overture Services, Inc.

10.19 (a)	Amendment #1 to Contextual Search Agreement effective December 17, 2003 between Registrant and Overture Services, Inc.

10.20 (a)	Distribution Agreement dated September 9, 2003 between Gain Publishing, Ltd. and Sharman Networks Ltd.

10.21	Consulting Agreement dated October 11, 2001 between Registrant and John Giuliani.

10.22	General Terms Agreement dated May 29, 2002 between Registrant and Avenue A, Inc.

10.23	Offer Letter dated January 26, 2004 from Registrant to Richard Mora.

10.24	Key Employee Retention Agreement dated January 27, 2004 between Registrant and Richard Mora.

21.01	List of Registrant’s Subsidiaries.

23.01*	Consent of Fenwick & West LLP (included in Exhibit 5.01).

23.02	Consent of PricewaterhouseCoopers LLP, independent accountants.

24.01	Power of Attorney (see page II-7).

*	To be filed by amendment.
(a)	Confidential treatment has been requested for a portion of this exhibit.